NO ACT

PE 1/27/2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025415

February 29, 2012

Adam Kanzer
Domini Social Investments LLC
akanzer@domini.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-29-12

Re: The Coca-Cola Company
Incoming letter dated January 27, 2012

Dear Mr. Kanzer:

This is in response to your letters dated January 27, 2012 and January 30, 2012 concerning the shareholder proposal submitted to Coca-Cola by Domini Social Investments, Trillium Asset Management Corporation on behalf of Louise Rice, the Benedictine Sisters of Boerne, Texas, and As You Sow Foundation on behalf of Cedar Tree Foundation. We also have received a letter from Coca-Cola dated January 30, 2012. On January 25, 2012, we issued our response expressing our informal view that Coca-Cola could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Thomas J. Kim
Chief Counsel &
Associate Director

cc: Jared M. Brandman
The Coca-Cola Company
jbrandman@coca-cola.com

January 30, 2012

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

BY EMAIL (shareholderproposals@sec.gov)

Re: Domini Proposal to Coca-Cola Requesting a report on the Company's use of BPA

Dear Ladies and Gentlemen:

I am writing on behalf of Domini Social Investments LLC, Trillium Asset Management on behalf of Louise Rice, Benedictine Sisters of Boerne, Texas and As You Sow Foundation on behalf of Cedar Tree Foundation ("the Proponents") in response to a letter from the Coca-Cola Co. ("the Company"), dated January 30, 2012, responding to my request for reconsideration dated January 27.

The Company has misinterpreted my letter. As clearly elaborated in that letter, Proponents' argument is that the Company has not substantially implemented any element of the Proposal, and that the materials the Company has published are materially misleading.

The Company suggests that Proponents are taking this opportunity to have a debate on science. To the contrary, it was the Company's decision to present a report on science to the Staff, as evidence that it had substantially implemented our Proposal. The statements in that report are not presented as the Company's *opinions*; they are presented as statements of fact. As we have clearly demonstrated, several of these statements are materially misleading, and a materially misleading report cannot render a Proposal moot.

Proponents' opinions on the safety of BPA are not discussed in our Letter, and are not relevant to Staff's consideration of our request for reconsideration.

The Company states that:

> "While the Proponent spends the vast majority of the Reconsideration Request attempting to explain why it disagrees with the Company's assessment of BPA by introducing several "scientific studies", this is not the issue at hand for the Staff's consideration. ... [T]he Proposal does not seek a report on the science of BPA."

This is a very troubling statement. *First*, as clearly explained in the Proponents' Request for Reconsideration, the Company has failed to accurately portray the public policy challenges presented by its use of BPA, which relates to the Proposal's core request. It hasn't described a single concern, or cited a single scientific study that presents any health risks, despite the fact that the President's Cancer Panel, the U.S. Department of Health and Human Services, the AMA, the Endocrine Society, the WHO/FAO study cited by the Company, and others, have all stated they have concerns.

Second, the Company's statement appears to concede that the vast majority of the Assessment Report is not responsive to the Proposal. One wonders, then, why the Company presented these materials to Staff, arguing that they substantially implemented the Proposal.

We believe the Company's Assessment Report is misleading for all of the reasons outlined in our Letter. The Company based its Report on what third parties have said about BPA, claiming that there is a "clear scientific consensus." These are factual statements, and our letter focuses on facts – what leading authorities have actually said about BPA. It is not accurate to imply, for example, as the Assessment Report does, that the FDA has no concerns about BPA. How is a "consensus" measured? We believe a "consensus" is represented by what the leading relevant authorities have said on the matter, and we have therefore cited numerous authorities that the Company failed to cite. We believe that the omission of these views renders the Company's statement on the scientific "consensus" materially misleading.

Proponents are not arguing that the Proposal could not be implemented without citing the authorities referenced in our letter. The Proposal, in fact, could have been implemented without a discussion of the "scientific consensus." It was the Company that placed the "scientific consensus" at issue. Once the Company chose to produce a report on science, it had the obligation to produce a balanced and accurate report, and to avoid omitting to state any material facts that would be necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. All of the authorities cited in our Letter are cited to demonstrate that the Company's Report is materially misleading.

Finally, as the Company knows, Proponent did not wait for Staff's decision to decide whether to respond to its no-action request. I notified the Company and Staff on December 22 and January 13 that we intended to respond. As explained in my letter, I missed my promised deadline by a few days.

For all of the reasons stated above, and in our letter of January 27, we believe that the Company has failed to carry its burden of proof, and has not demonstrated that it has substantially implemented the Proposal.

I can be reached at (212) 217-1027 or at akanzer@domini.com if you wish to discuss any of these matters further.

Sincerely,

Adam Kanzer
Managing Director & General Counsel

cc: Jared M. Brandman, Securities Counsel, the Coca-Cola Company

The Coca-Cola Company

Jared M. Brandman
Securities Counsel
Office of the Secretary
Email: jbrandman@coca-cola.com

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2749
Fax: (404) 598-2749

Rule 14a-8(i)(10)

January 30, 2012

BY E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company –Request for Reconsideration of Proposal Submitted by Domini Social Investments and co-filers

Ladies and Gentlemen:

This letter is being submitted in response to the letter dated January 27, 2012 (the "Reconsideration Request") on behalf of Domini Social Investments ("Domini"), as the lead sponsor, and Trillium Asset Management on behalf of Louise Rice, Benedictine Sisters of Boerne, Texas and As You Sow Foundation on behalf of Cedar Tree Foundation, as co-filers (the "Co-Filers" and together with Domini, the "Proponent"). The Reconsideration Request asks the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to reconsider the Staff's No-Action Letter dated January 25, 2012 (the "No-Action Letter"), in which the Staff advised that it would not recommend enforcement action to the Commission if The Coca-Cola Company (the "Company") omits a shareowner proposal (the "Proposal") submitted by the Proponent from its proxy statement for its 2012 annual meeting in reliance on Rule 14a-8(i)(10) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the No-Action Letter and the Proponent's Reconsideration Request are attached as Exhibit A. A copy of this letter and its attachments are simultaneously being sent to the Proponent in accordance with Rule 14a-8(j) of the Exchange Act.

The Proponent appears to be requesting reconsideration of the Staff's no-action position on two grounds. First, the Proponent contends that the information on the Company's website, including the Bisphenol A (BPA) Assessment document, applicable information on the Frequently Asked Questions section of the website and the Aluminum Can Safety section of the website (collectively, the "Company Website Information"), together with applicable risk factor disclosure in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 (the "10-K"), does not address the Proposal's essential objective because it does not mention certain studies and legislative proposals referred to in the Proposal's supporting statement. Second, the Proponent contends that the Company's BPA disclosures are misleading.

Neither of these contentions has any merit, and therefore the Company believes that the Staff should not grant the Proponent's Reconsideration Request.

The Company's Disclosures Address the Essential Elements of the Proposal

The Proposal's resolution requests that the Company issue a report explaining how the Company is responding to issues associated with BPA use, what the Company is doing to maintain a position of leadership and trust on the issues, the Company's role in adopting or encouraging development of alternatives to BPA use, and material risks associated with BPA use. As described in the Company's initial no-action request dated December 16, 2011 (the "Company No-Action Request"), the Company's already makes extensive disclosure regarding its position on BPA and aluminum can safety. Specifically, the Company Website Information and disclosure in the 10-K not only address the Proposal's underlying concerns and essential objective, they directly address each element referenced in the Proposal's resolution. Therefore, consistent with the policy underlying Rule 14a-8(i)(10), the Proposal may be excluded from the Company's proxy materials to "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *Release No. 34-12598* (July 7, 1976) (the "1976 Release").

The Proponent's Disagreement with the Company's Conclusions Does Not Render those Conclusions Misleading

As stated in the Company Website Information, the Company takes its commitment to using safe packaging materials very seriously. The Reconsideration Request mischaracterizes the information included in the Company Website Information as well as the disclosure requirements and other elements of the securities laws. The Company stands by the accuracy of its disclosures on this issue and firmly believes that its disclosures are not misleading.

Although the Proponent asserts that the Company's disclosures are misleading, the Reconsideration Request in fact is an expression of disagreement with the Company's assessment and handling of BPA issues. The Company's decision how to respond to these issues from a business and policy standpoint has no bearing on whether the Company has substantially implemented the Proposal for purposes of Rule 14a-8(i)(10). The Proponent's disagreement with the Company's position does not warrant asking shareowners to vote on whether the Company should issue a report, which would merely repeat disclosures the Company has already made.

While the Proponent spends the vast majority of the Reconsideration Request attempting to explain why it disagrees with the Company's assessment of BPA by introducing several "scientific studies", this is not the issue at hand for the Staff's consideration. It is well established that the Staff does not base its no-action determinations solely on the subject matter of a proposal and it does not judge the merits of a proposal (See *Staff Legal Bulletin No. 14* (July 13, 2001), question and answer to Sections B.6. "Do we base our determinations solely on the subject matter of the proposal? No..." and B.7. "Do we judge the merits of proposals? No. We have no interest in the merits of a particular proposal...".) As such, the Proponents extensive discussion of, and arguments regarding, their position on the science of BPA is not relevant to the determination of whether the Company Website Information substantially implements the Proposal for purposes of Rule 14a-8(i)(10). Even the Reconsideration Request acknowledges that "the Proposal does not seek a report on the science of BPA." (See the last paragraph of page 2 of the Reconsideration Request.)

The references in the Reconsideration Request to cases in which the Staff did not grant a company's no-action request are distinguishable from the instant case. In those cases, the Staff took the position that a proposal was not excludable because the company did not address all of the applicable proposal's underlying concerns and essential objectives. In this case, the Company's No-Action Request describes in detail how the Company Website Information addressed the Proposal's underlying concerns and essential objective and further addresses each and every element referenced in the Proposal. As a result, the Reconsideration Request should be denied and the No-Action Letter, in which the Staff agreed that the Company's public disclosures compare favorably with the guidelines of the Proposal, and therefore, the Company has substantially implemented the proposal for purposes of Rule 14a-8(i)(10), should be reaffirmed.

Conclusion

The Rule 14a-8 no-action letter request process is designed to provide companies with an opportunity to present the Staff with their reasons for excluding a shareowner proposal and offer shareowner proponents an opportunity to timely respond as to why they believe exclusion is not appropriate, before the Staff makes its determination. As cautioned in *Staff Legal Bulletin No. 14* (July 13, 2001), and reiterated in *Staff Legal Bulletin No. 14E* (October 27, 2009), if a proponent intends to reply to a company's no-action request, it should send the reply as soon as possible after the company submits its no-action request. It would be disruptive to companies' annual meeting processes, as well as to the no-action letter process itself, if proponents were instead allowed to wait until the Staff has issued its response to a no-action request and then determine whether to submit a request for reconsideration. It is also well-established that when the Staff reviews a proponent's response or request for reconsideration, such review will be limited to the scope of the proponent's initial proposal and the Staff will not address or take into account overt or inadvertent attempts to consider the merits of a proposal or to add requirements or other components to a proposal as part of an argument that a company has not substantially implemented such proposal.

or other components to a proposal as part of an argument that a company has not substantially implemented such proposal.

For the reasons set forth above, the Company hereby respectfully requests that the Proponent's Reconsideration Request be denied. Should the Staff have any questions regarding this matter, please feel free to call me at (404) 676-2749.

Sincerely,

Jared M. Brandman
Securities Counsel

c: Domini Social Investments
Trillium Asset Management on behalf of Louise Rice
Benedictine Sisters of Boerne, Texas
As You Sow Foundation on behalf of Cedar Tree Foundation
Gloria K. Bowden, The Coca-Cola Company
Mark E. Preisinger, The Coca-Cola Company

Enclosures

<u>Exhibit A</u>

Copy of the Reconsideration Request
and
No-Action Letter

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

January 25, 2012

Jared M. Brandman
The Coca-Cola Company
jbrandman@coca-cola.com

Re: The Coca-Cola Company
Incoming letter dated December 16, 2011

Dear Mr. Brandman:

This is in response to your letter dated December 16, 2011 concerning the shareholder proposal submitted to Coca-Cola by Domini Social Investments, Trillium Asset Management Corporation on behalf of Louise Rice, the Benedictine Sisters of Boerne, Texas, and As You Sow Foundation on behalf of Cedar Tree Foundation. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Adam Kanzer
Domini Social Investments
akanzer@domini.com

Jonas Kron
Trillium Asset Management Corporation
jkron@trilliuminvest.com

Sr. Susan Mika, OSB
Benedictine Sisters
285 Oblate Dr.
San Antonio, TX 78216

Michael Passoff
As You Sow
313 California Street, Suite 510
San Francisco, CA 94104

January 25, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Coca-Cola Company
Incoming letter dated December 16, 2011

The proposal requests that the board prepare a report updating investors on how the company is responding to public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings and any material risks to the company's market share or reputation in staying the course with the continued use of BPA.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under Rule 14a-8(i)(10). Based on the information you have presented, it appears that Coca-Cola's public disclosures compare favorably with the guidelines of the proposal and that Coca-Cola has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Karen Ubell
Attorney-Adviser

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters ℠

January 27, 2012

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

BY EMAIL (shareholderproposals@sec.gov)

Re: Domini Proposal to Coca-Cola Requesting a report on the Company's use of BPA

Dear Ladies and Gentlemen:

I am writing on behalf of Domini Social Investments LLC, Trillium Asset Management on behalf of Louise Rice, Benedictine Sisters of Boerne, Texas and As You Sow Foundation on behalf of Cedar Tree Foundation ("the Proponents") in response to a letter from the Coca-Cola Co. ("the Company"), dated December 16, 2011, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal from the Company's proxy materials ("the Proposal", attached as Exhibit A). The Company argues that the Proposal may properly be excluded from the Company's materials pursuant to Rule 14a-8(i)(10).

I emailed Staff on January 13 to say that I would submit my response the following week, and requested that I be notified if Staff intended to respond to the Company's request earlier. I regret that I was unable to meet that deadline. In the absence of my response, SEC Staff granted the Company's no-action request. *The Coca-Cola Co.* (January 25, 2012).

We do not believe the Company has carried its burden of proof to demonstrate that the Proposal may be excluded based on Rule 14a8(i)(10), and respectfully request that Staff reconsider its determination. We strongly believe that the Company's request for no-action relief should be denied.

I. Summary

The Proposal's resolved clause reads as follows:

> "Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA."

The Company has published a report on its website entitled "Bisphenol A (BPA) Assessment" ("the Assessment Report", or "the Report"). The Company has also published two additional sections of its website, including a brief excerpt from its FAQ section,[1] and a section labeled "Aluminum Can Safety,"[2] The Company also provides a brief mention of BPA in its Form 10-K. Together, the Company argues that these materials substantially implement the Proposal. The Aluminum Can Safety page and the Assessment Report are virtually identical, with slightly more information provided in the latter. (These materials are provided as Exhibits to the Company's no-action request, which is attached as Exhibit B).

The Proposal's core request relates to the Company's response to the "public policy challenges associated with BPA." The Proposal's supporting statement includes the following references to these specific public policy challenges:

> ... ten US states and several local governments have banned BPA in children's reusable food and beverage containers. The European Union, China and Malaysia instituted bans on BPA in baby bottles in 2011. Canada added BPA to its list of toxic substances in 2010. Japan took BPA out of can linings in the 1990's.
>
> Proponents believe the use of BPA poses regulatory, reputational and legal risk. More than 20 states and multiple federal bills have introduced legislation to ban or limit the use of BPA. Coca-Cola has received considerable media coverage over its use of BPA. Health organizations including the Breast Cancer Fund have conducted high profile consumer campaigns targeting food companies over their use of BPA in their can linings. Class action lawsuits against other companies contend that manufacturers and retailers failed to adequately disclose BPA's risks.

The Company's reporting does not substantially address these concerns. Although the Company cites BPA regulation as a material risk in its 10-K, neither the 10-K nor the Company's Assessment Report names a single piece of legislation or regulatory action related to BPA. Furthermore, the Proponents believe that the Assessment Report, as discussed below, presents a misleading view of the safety of BPA and the present regulatory and legislative environment. Finally, the Company's published materials on BPA provide very little information on specific steps the Company is taking to address these public policy challenges, and the information that is provided is vague.

In summary:

- The Assessment Report does not address the public policy elements of the Proposal with any specificity. This is the core of the Proposal's request.

- Although the Proposal does not seek a report on the science of BPA, the Company claims that communicating the 'consensus' scientific view is its strategy to preserve public trust and is therefore responsive. The Company's discussion of the science of BPA constitutes the bulk of its Report. As discussed below, and as stated in the Proposal itself, we believe the Company's discussion of the science to be materially misleading. **The Company's presentation of the science colors the entire report, rendering the entire report misleading.** As discussed below, the Assessment Report makes no reference at all to any health risks, repeatedly assuring the reader that the Company's use of this

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[1] *www.thecoca-colacompany.com/contactus/faq/packaging.html*

[2] http://www.thecoca-colacompany.com/contactus/faq/coca-cola-bpa.html

chemical poses no risk to the general public, including children. Proponents believe that the Company's description of the scientific "consensus" on BPA is at odds with a number of leading authorities, including the President's Cancer Panel, the American Medical Association, the Endocrine Society and the Food and Drug Administration. Proponents also believe that the Company implicitly misrepresents the current position of the FDA on the safety of BPA.

- The Company's risk disclosure is inadequate and misleading. The Company has provided notice that changes in BPA regulation could present a material risk, but has not sought to quantify the risk, or discuss its likelihood or imminence. It has, in fact, dramatically downplayed the risks. In addition, no information is provided to understand how the Company evaluated these risks, who was involved, or what factors were considered.

- The Assessment Report contains very little substantive information, consisting primarily of bald assertions of safety.

As discussed below, the information the Company has disclosed is extremely thin and, in the view of the Proponents, materially misleading, demonstrating that the Company has not "substantially" implemented the Proposal's request.

II. The Assessment Report is Materially Misleading

The Assessment Report states that the "clear scientific consensus is that there is no risk to the public from the miniscule amounts of BPA found in beverage cans." This view is repeated throughout the Report in various formulations. The Company is entitled to express its own view of the safety of BPA, but the Company has chosen to present the "consensus" view of scientists and regulators around the world. In doing so, the Company has omitted any viewpoints that diverge from the Company's firm assertions of absolute safety. We believe that these omissions are significant enough to render the entire Report materially misleading.

The Assessment Report appears to be designed to persuade the reader of the Company's point of view, rather than to provide a balanced assessment of the various risks of BPA. For example, a statement that one recent study was "majestically scientific" is repeated three times in the Report. No studies that contradict the Company's view are cited or referenced, although there are many such studies. There is also significant padding in the report, with assertions repeated either verbatim, or with slight variations throughout. For example, the last paragraph on page 1 of the Report is repeated, almost verbatim, towards the bottom of page 2 (next to last paragraph). Most of the fourth and fifth paragraphs of page 5 are repeated text from page 4. The Report does not represent a serious attempt to either present a balanced view of the science or to "substantially" implement the Proposal.

There are a number of authoritative statements on the safety of BPA that contradict the Company's presentation of the "consensus." The Report does not mention that the President's Cancer Panel, the Food and Drug Administration ("FDA"), the American Medical Association, the Endocrine Society, and the U.S. Department of Health and Human Services have all expressed concerns about the safety of BPA. In addition, as discussed below, the Assessment Report mischaracterizes the position of the Food and Agriculture Organization/World Health Organization ("FAO/WHO") Expert Panel on BPA.

The Company makes no mention of the series of high-profile bans of plastic bottles and "sippy cups" for young children containing BPA. Although the Report does not recognize any health concerns relating to any use of BPA, the Company's reference to the "miniscule" amounts of BPA found in beverage cans is apparently designed to distinguish the Company's use of BPA from BPA found in these banned products. In doing so, the Company fails to acknowledge the series of scientific studies that have found negative effects from "low-dose" exposure to BPA. The Company also fails to note that the Food and Drug Administration has shifted its position on BPA based on these studies, and that the European Food Safety Administration, discussed in the Report, recognized "uncertainties" in BPA science based on these studies.

If there is indeed a "clear" scientific consensus on the safety of BPA, Proponents find it difficult to reconcile the Company's view with the following competing, and authoritative views, none of which are mentioned in the Company's Assessment Report:

- In the 2007 **Chapel Hill Bisphenol A Expert Panel Consensus Statement**, funded by the National Institutes of Health, 38 independent specialists in BPA toxicity from around the world concluded that BPA presents a clear risk to human health.[3]

- The **President's Cancer Panel**, a panel of experts established in 1971 to review America's cancer program and report directly to the President of the United States, declared BPA a "chemical of concern" in its 2009 annual report on environmental cancer risks, and warned that "over the past decade, more than 130 studies have linked BPA to breast cancer, obesity, and other disorders."[4] In a *New York Times* op-ed reviewing the Panel's findings on chemicals and cancer risks, Nicholas Kristof referred to the Panel as "the Mount Everest of the medical mainstream" and, in the event that the Panel be accused of playing politics with the science, noted that two of the Panel's three experts were appointed by President George W. Bush.[5]

- In January 2010, the U.S. **Food and Drug Administration (FDA)** changed its position on BPA noting that "... on the basis of results from recent studies using novel approaches to test for subtle effects, both the National Toxicology Program at the National Institutes of Health and FDA have **some concern** about the potential effects of BPA on the brain, behavior, and prostate gland in fetuses, infants, and young children." (emphasis added) The FDA announced it was taking steps to help reduce human exposure in the food supply.[6]

- Concerns about the health impacts of BPA, particularly on developing fetuses and young children, have led Canada, the European Union, Denmark, France and China to ban BPA in baby bottles. In addition, Connecticut, Vermont, Maryland, Washington, Minnesota, Wisconsin, New York and Massachusetts have banned BPA in baby bottles and sippy cups. Representative Edward J. Markey (D-Mass.), senior member of the House Energy and Commerce Committee which has jurisdiction over the Food and Drug Administration (FDA), has re-introduced legislation to prohibit the use of BPA in all food and beverage containers.[7]

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[3] http://www.ewg.org/files/BPAConsensus.pdf
[4] 2008-2009 Annual Report, President's Cancer Panel: *Reducing Environmental Cancer Risk: What We Can Do Now* at 52 (April 2010, U.S. Department of Health and Human Services, National Institutes of Health, National Cancer Institute) http://deainfo.nci.nih.gov/advisory/pcp/annualReports/pcp08-09rpt/PCP_Report_08-09_508.pdf
[5] http://www.nytimes.com/2010/05/06/opinion/06kristof.html
[6] http://www.fda.gov/NewsEvents/PublicHealthFocus/ucm197739.htm

[7] http://markey.house.gov/press-release/jan-25-2011-markey-calls-100-ban-bpa-food-beverage-containers

- According to prominent experts Samuel S. Epstein, M.D. and Gail S. Prins, Ph.D., "The June 2009 Endocrine Disruption Act authorized the National Institute of Environmental Health Science 'to coordinate' research on hormone disruption to prevent exposure to chemicals 'that can undermine the development of children before they are born and cause lifelong impairment of their health and function.' This Bill was supported by public health, consumer and children's advocacy groups, and further strengthened by California's Senator Dianne Feinstein's legislation to ban BPA from food and beverage containers. Of major relevance, this legislation has also been endorsed by the April 2010 President's Cancer Panel On 'Reducing Environmental Cancer Risk: What We Can Do Now,' 2008-2009 Annual Report. This further warns that 'to a disturbing extent, babies are born pre-polluted.'" Their joint article in the Huffington Post provides a useful review of scientific concerns regarding BPA.[8]

- According to the **American Medical Association ("AMA")**, "although BPA is firmly established as an endocrine disruptor that can induce a variety of adverse effects in mammals, its safety continues to be disputed." On June 20, 2011, the AMA adopted a policy "recognizing BPA as an endocrine-disrupting agent and urging that BPA-containing products with the potential for human exposure be clearly identified. The new policy also supports ongoing industry actions to stop producing BPA-containing baby bottles and infant feeding cups and support a ban on the sale of such products." The AMA would also like to see better federal oversight of BPA. [9] The AMA adopted a report issued by the Council on Science and Public Health on BPA. According to a representative of the Council, "Biomonitoring studies of urine and blood have revealed human exposure to BPA to be nearly ubiquitous, with most of the exposure based on dietary intake. Accordingly, it is appropriate to take measures to limit human exposure, especially during critical periods of development." The report stresses the importance of the Food and Drug Administration to "actively incorporate current science into the regulation of food and beverage BPA-containing products."[10]

- According to **the Endocrine Society**, "Past animal studies show that bisphenol A, or BPA, can have harmful effects on the reproductive, nervous and immune systems. Also, a study in humans reported [in 2008] found an increased prevalence of cardiovascular disease in people with high levels of BPA in the urine."[11] The Endocrine Society released an extensive "Scientific Statement" on endocrine-disrupting chemicals in 2009. The report lists BPA as an endocrine-disrupting chemical linked to a variety of specific male and female reproductive disorders.[12] Although the Endocrine Society is "the world's oldest, largest and most active organization dedicated to research on hormones and the clinical practice of endocrinology", the Society is not mentioned in the Assessment Report. [13]

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[8] http://www.huffingtonpost.com/samuel-s-epstein/presidents-cancer-panel-w_b_566541.html

[9] http://www.ama-assn.org/ama/pub/news/news/2011-new-policies-adopted.page

[10] Pamela Lewis Dolan, *AMA supports tighter restrictions on products containing BPA: The move comes in the wake of numerous studies detailing the dangers of the organic compound* (July 4, 2011), available at http://www.ama-assn.org/amednews/2011/07/04/prsg0704.htm

[11] http://www.endo-society.org/media/press/upload/BELCHER_FINAL.pdf

[12] Endocrine-Disrupting Chemicals: An Endocrine Society Scientific Statement (2009, The Endocrine Society), http://www.endo-society.org/journals/scientificstatements/upload/edc_scientific_statement.pdf

[13] According to its website, "Founded in 1916, The Endocrine Society is the world's oldest, largest, and most active organization devoted to research on hormones and the clinical practice of endocrinology. The Society works to foster a greater understanding of endocrinology amongst the general public and practitioners of complementary medical disciplines and to promote the interests of all endocrinologists at the national scientific research and health

- A 2009 study funded by the **National Institutes of Health** found that low-dose BPA and estrogen can act alone or in combination to increase harmful heart arrhythmias in female rats and mice.[14]

- A 2011 study published in the journal *Pediatrics* and funded by the Environmental Protection Agency and the National Institute of Environmental Health Sciences concluded that mothers with high levels of bisphenol A (BPA) in their urine were more likely to report that their children were hyperactive, aggressive, anxious, depressed and less in control of their emotions than mothers with low levels of the chemical.[15]

- **The U.S. government is advising consumers to reduce their exposure to BPA**. In addition to the FDA and the President's Cancer Panel, the **US Dept of Health and Human Services** notes special concerns for young children, but also recommends that adults and older children "should follow reasonable food preparation practices to reduce exposure to BPA." According to the Department "It is clear that the government and scientists and doctors need more research to better understand the potential human health effects of exposure to BPA, especially when it comes to the impact of BPA exposure on young children."[16]

- In addition to the health risks presented by BPA, there are environmental concerns as well. The **Environmental Protection Agency** reports that it is considering "initiating rulemaking under section 5(b)(4) of the Toxic Substances Control Act (TSCA) to identify BPA on the Concern List as a substance that may present an unreasonable risk of injury to the environment on the basis of its potential for long-term adverse effects on growth, reproduction and development in aquatic species at concentrations similar to those found in the environment. A notice of proposed rulemaking is currently pending interagency review at the Office of Management and Budget (OMB)."[17]

- In 2009, in a letter to Senator Feinstein and Representative Markey, **sixty-six environmental and public health organizations requested that BPA be banned from all food and beverage**

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policy levels of government.... The Endocrine Society is an international body with more than 15,000 members from over 100 countries. The Society's diverse membership represents medicine, molecular and cellular biology, biochemistry, physiology, genetics, immunology, education, industry and allied health fields. Members of The Endocrine Society represent the full range of disciplines associated with endocrinologists...." http://www.endo-society.org/about/

[14]Id., and
http://www.sciencenews.org/view/generic/id/44577/title/Science_%2B_the_Public__More_troubling_news_about_BPA
[15] http://www.washingtonpost.com/business/economy/study-links-bpa-exposure-in-womb-to-behavior-problems-in-toddler-girls/2011/10/24/gIQA6ihRDM_story.html

[16] "Q: Should adults be concerned about exposure to BPA? A: Concern over potential harm from BPA is highest for young children, because their bodies are early in development and have immature systems for detoxifying chemicals. Adults and older children should follow reasonable food preparation practices to reduce exposure to BPA. The National Institutes of Health is supporting additional studies to better understand BPA and adults." http://www.hhs.gov/safety/bpa/

[17] http://www.epa.gov/oppt/existingchemicals/pubs/actionplans/bpa.html

containers. The coalition included a number of prominent national organizations, such as Greenpeace, Friends of the Earth, Environmental Working Group, Natural Resources Defense Council and Physicians for Social Responsibility, and many smaller organizations from across the country.[18]

The Assessment Report makes no mention of any health or environmental risks associated with BPA, or any regulatory action, pending legislation or public opposition to BPA. The word "estrogenic" or the term "endocrine-disrupting" cannot be found in the Report. The Report also makes no reference to the President's Cancer Panel, the AMA, the EPA, the Endocrine Society or the U.S. Department of Health and Human Services. The Assessment Report refers to the FDA, but does not note that the FDA has changed its position on BPA.

The Assessment Report Implicitly Misrepresents the Current Position of the FDA

Perhaps the most significant omission from the Assessment Report is the FDA's current position on BPA. According to the Assessment Report:

> "government regulatory agencies throughout the world .... [h]ave repeatedly stated that current levels of exposure to BPA through beverage packaging pose no health risk to the general population, including children. .... Regulatory agencies in ... the United States ... have conducted extensive reviews and determined that current levels of exposure to BPA through food and beverage packaging do not pose a health risk to the general population." (*Assessment Report* at 1-2, and 3) (*ellipses represent omissions of other jurisdictions*)

Proponents believe that this statement, as applied to the primary relevant regulator in the United States, the FDA, is false and misleading. The President's Cancer Panel described the evolution of the FDA's position: "in 2008, the FDA ruled that BPA is safe even for infants, based on selected studies, some of which were industry-sponsored, and what is alleged to have been undue influence by industry lobbyists. FDA's safety assessment was rejected by a March 2009 consortium of international experts from academia, government, and industry as incomplete and unreliable because it failed to consider all of the scientific work relating to BPA." [19] In 2010 the FDA changed its position on the safety of BPA. According to the FDA's website:

> "Studies employing standardized toxicity tests have thus far supported the safety of current low levels of human exposure to BPA. However, on the basis of results from recent studies using novel approaches to test for subtle effects, both the National Toxicology Program at the National Institutes of Health and FDA have some concern about the potential effects of BPA on the brain, behavior, and prostate gland in fetuses, infants, and young children. In cooperation with the National Toxicology Program, FDA's National Center for Toxicological Research is carrying out in-depth studies to answer key questions and clarify uncertainties about the risks of BPA.
>
> At this interim stage, **FDA shares the perspective of the National Toxicology Program that recent studies provide reason for some concern about the potential effects of BPA on the brain, behavior, and prostate gland of fetuses, infants and children.**

[18] http://ewg.org/BPA/EWG-and-Groups-Across-the-Country-Support-a-Ban-of-BPA

[19] President's Cancer Panel: *Reducing Environmental Cancer Risk: What We Can Do Now* at 73, citations omitted.

... FDA is pursuing additional studies to address the uncertainties in the findings, ... and supporting a shift to a more robust regulatory framework for oversight of BPA to be able to respond quickly, if necessary, to protect the public.

In addition, FDA is supporting reasonable steps to reduce human exposure to BPA, including actions by industry and recommendations to consumers on food preparation."[20] (*emphasis added*)

The FDA's evaluation was based on the National Toxicology Program's report on BPA ("NTP study"), which is also not mentioned in the Assessment Report. The NTP study expressed "*some concern* for effects on the brain, behavior, and prostate gland in fetuses, infants, and children at current human exposures to bisphenol A." (*emphasis added*) "Some concern" is a term of art used by the NTP. The "some concern" finding falls in the middle of a five-point scale of *negligible concern, minimal concern, some concern, concern*, and *serious concern*. The NTP noted that the effects on animals of dosages similar to the low dosages humans receive, cannot be dismissed.[21] "Some concern" cannot be accurately translated as "no risk" or "safe."

The FDA therefore explicitly rejected a "no risk" appraisal of BPA when it adopted the NTP's conclusions. The FDA's current position on BPA is not noted in the Assessment Report, and is implicitly misrepresented by the statement that regulatory bodies have "repeatedly stated" that BPA is safe (*Assessment Report* at pages 1-2). We therefore respectfully submit that the Company's statements quoted above, when applied to the primary relevant regulator, are materially false and misleading.

In response to a lawsuit filed by the Natural Resources Defense Council, the FDA agreed to issue a formal determination regarding the safety of BPA by March 31, 2012. According to the *Washington Post*, the agreement, approved by U.S. District Judge Barbara S. Jones in New York, said the FDA's decision must be final and not a "tentative response."[22] Although the Company notes changing BPA regulation as a material risk in its 10-K, the Company provides no notice to investors that an FDA decision is imminent

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[20] *FDA's Current Perspective on BPA*, available at: http://www.fda.gov/NewsEvents/PublicHealthFocus/ucm197739.htm

[21] http://www.niehs.nih.gov/news/sya/sya-bpa/. The report is available at: The National Toxicology Program (NTP) Brief On Bisphenol A (BPA) (http://ntp.niehs.nih.gov/ntp/ohat/bisphenol/bisphenol.pdf). The NTP's other findings:

- The NTP has minimal concern for effects on the mammary gland and an earlier age for puberty for females in fetuses, infants, and children at current human exposures to bisphenol A.
- The NTP has negligible concern that exposure of pregnant women to bisphenol A will result in fetal or neonatal mortality, birth defects, or reduced birth weight and growth in their offspring.
- The NTP has negligible concern that exposure to bisphenol A will cause reproductive effects in non-occupationally exposed adults and minimal concern for workers exposed to higher levels in occupational settings.

22 Dina ElBoghdady, "*FDA agrees to determine safety of BPA*," Washington Post, December 7, 2011, available at http://www.washingtonpost.com/business/economy/fda-agrees-to-determine-safety-of-bpa/2011/12/07/gIQA3zzddO_story.html. See also, https://www.commondreams.org/newswire/2011/12/07-5

and, as noted above, does not report that the FDA has any concerns regarding BPA. Rather, the Company reports that the relevant regulators have "repeatedly" asserted BPA's safety.

Proponents respectfully submit that these are material omissions that render the entire report misleading.

MISCHARACTERIZED STUDIES

The Assessment Report cites four regulatory bodies that have reviewed the safety of BPA (*Assessment Report* at page 3). The Report quotes the German Society of Toxicology for the following proposition: "BPA exposure represents no noteworthy risk to the health of the human population." The Report then claims that several other regulatory and scientific bodies "came to the same conclusion." As discussed above, this statement is not true with respect to the FDA, the Endocrine Society, the AMA, the National Toxicology Program, the President's Cancer Panel or the U.S. Department of Health and Human Services. We believe this statement also misrepresents three of the agency reviews cited in the Assessment Report, as discussed below.

The Conclusions of the FAO/WHO Expert Panel are Mischaracterized

The Assessment Report claims that a Food and Agriculture Organization/World Health Organization ("FAO/WHO") report[23] came to the same conclusion as the German agency that BPA represents "no noteworthy risk to the health of the human population." The FAO/WHO study, however, said that "establishing a 'safe' exposure level for BPA continues to be hampered by a lack of [reliable] data." [24] The report notes a "potential for concern" if reported low-dose effects on human health can be confirmed and recommends additional research.[25] In particular, FAO/WHO stated that additional study on pre-natal exposure is a "high priority research need."[26]

The FAO/WHO report raised specific concerns presented by "low-dose" studies in its conclusions:

> "However, some emerging new end-points (sex-specific neurodevelopment, anxiety, preneoplastic changes in mammary glands and prostate in rats, impaired sperm parameters) in a few studies show associations at lower levels.
>
> - o The points of departure for these low-dose effects are close to the estimated human exposure, so there would be potential for concern if their toxicological significance were to be confirmed.
> - o However, it is difficult to interpret these findings, taking into account all available kinetic data and current understanding of classical estrogenic activity. However, new studies indicate that BPA may also act through other mechanisms.
> - o There is considerable uncertainty regarding the validity and relevance of these observations. While it would be premature to conclude that these evaluations provide a realistic estimate of the human health risk, given the uncertainties,

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[23] Joint FAO/WHO Expert Meeting to Review Toxicological and Health Aspects of Bisphenol A. Summary Report including Report of Stakeholder Meeting on Bisphenol A. November 1-5, 2010, Ottawa, available at http://www.who.int/foodsafety/chem/chemicals/BPA_Summary2010.pdf.
[24] FAO/WHO Report at x.
[25] *Id.* at xi.
[26] *Id.* at 19.

these findings should drive the direction of future research with the objective of reducing this uncertainty."[27]

The FAO/WHO study summarized its "recommendations" as follows:

> "The Expert Meeting identified a number of gaps in knowledge and provided a range of recommendations for the generation of further information and the design of new studies to better understand the risk to human health posed by BPA."[28]

Proponents believe that it is false and misleading to re-characterize this assessment as "no risk." All scientific endeavors involve degrees of uncertainty. Proof of harm has not been established. This cannot accurately be translated as proof of safety.[29]

The Assessment Report fails to note that EFSA also recognizes "uncertainties" about safety of BPA at low-dose levels

The Company cites two reports by the European Food Safety Authority (EFSA), claiming that EFSA came to the "same conclusion" as the German review quoted above. According to the first EFSA report, however, its recent review of BPA "could not yet consider in depth, the relevance for human health of new studies indicating toxicological effects of BPA in animals at low dose levels. New data due to be published from low dose studies conducted in the USA and exploring the uncertainties around BPA may further clarify issues."[30] Although the EFSA review did not result in a change to the legal allowable exposure to BPA in Europe, this statement clearly confirms that EFSA recognizes there are "uncertainties around BPA" that remain to be clarified.

The Company then cites a 2011 statement issued by EFSA, "reaffirming its position after reviewing a report by the French Agency for Food, Environmental and Occupational Health and Safety (ANSES) on BPA." (*Assessment Report* at 3) The Company correctly characterizes the distinction between the EFSA and ANSES reviews, but does not note the following language from the EFSA statement, which again acknowledges uncertainties around "low-dose" exposure to BPA:

> "To further investigate the divergences between the conclusions of ANSES in 2011 and those of EFSA in 2010 and to identify the relevant uncertainties in the data, the CEF Panel has undertaken a preliminary review of the new literature emerging on BPA. ... In 2010 the Panel noted that some studies conducted on developing animals suggest certain BPA-related effects which were not sufficiently convincing to use as pivotal effects for risk assessment, but which the Panel considered could be of possible toxicological relevance. **Since then, additional studies related to these effects have become available, indicating effects of BPA in rodents at dose levels**

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[27] *Id.* at 30.
[28] *Id.* at xi.
[29] In the FAQ section of its website in response to the question "Are your products safe to consume if they are in aluminum cans with liners containing BPA?", the following statement is made; "Aluminum can liners that use BPA are the industry standard and have been used safely for more than 50 years. In fact, they have improved food and beverage safety by providing protection against food-borne diseases." This, and other statements of absolute safety made by the Company, in our view, express a far greater degree of certainty than the agencies and scientists studying the health effects of BPA.
[30] http://www.efsa.europa.eu/en/press/news/111201.htm

> **below the current NOAEL of 5 mg/kg bw/day. Uncertainties regarding the relevance to humans of these toxicological effects remain to be clarified. The Panel would need more time to review in depth these new studies. The Panel will reconsider its opinion following further evaluations of new studies and of new data from ongoing low dose studies."** *(emphasis added)*[31]

Again, according to EFSA, the low-dose findings are not conclusive. The studies "remain to be clarified." But, according to the NTP study, they "cannot be disregarded."[32] In 2008, the FDA's draft assessment of risk for BPA excluded "low-dose" studies. In response, the Endocrine Society characterized these studies this way: "Many of the excluded endocrinological studies of low-dose effects are well designed, heavily reviewed, NIH-funded work. *This research is among the best in the world* and many of the results indicate effects at exposures substantially lower than those deemed safe in the FDA's draft assessment."[33] (*emphasis added*) It is misleading to cite a report to the effect that BPA is safe when the report itself acknowledges that "uncertainties remain" and further research is necessary.

The Company's position is that it has reviewed the science and has concluded that no public health risk is presented by the "miniscule" amount of BPA found in the Company's beverage cans. This position implicitly assumes that there is no risk from repeated exposure to BPA for consumers that drink Coca-Cola beverages several times a day. It also assumes that only exposure to higher doses of BPA presents any concerns. **All of the authorities cited above, however, have raised concerns based on a series of studies indicating that BPA may have negative health effects at very low levels of exposure. We believe that these are the studies that are most relevant for Coca-Cola's use of BPA, and these studies are not acknowledged at all in the Assessment Report.** The Company's use of the word "miniscule" is misleading without any reference to these "low-dose" studies.

The FDA's current position on BPA, the FAO/WHO conclusions cited above, and the important EFSA disclaimer cited above, cannot be reconciled with the Company's characterization of these reports, or the Company's description of the scientific consensus: "there is no risk to the public from the miniscule amounts of BPA found in beverage cans." The FDA, NTP, FAO/WHO and EFSA have all recommended further study to better understand the health risks of BPA based on concerns raised by "low-dose" studies.

If there is indeed a "clear" consensus on BPA, we would suggest that the US Department of Health and Human Services' statement on the matter is closer to the truth: "It is clear that the government and scientists and doctors need more research to better understand the potential human health effects of exposure to BPA, especially when it comes to the impact of BPA exposure on young children."[34] This statement, we should note, is far more conservative than the Chapel Hill Bisphenol A Expert Panel Consensus Statement cited above, which raised serious concerns.

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[31] http://www.efsa.europa.eu/en/efsajournal/doc/2475.pdf

[32] http://www.niehs.nih.gov/news/sya/sya-bpa/

[33] http://www.endo-society.org/media/press/2008/103108BPANewsRelease.cfm

[34] http://www.hhs.gov/safety/bpa/

For comparison purposes, Whole Foods has published a more balanced statement on BPA than the Company, discussing the FDA's current position and uncertainties regarding BPA's safety.[35]

III. The Company's discussion of risk is insufficient and misleading

The third element of the Proposal's request seeks a report on "any material risks to the company's market share or reputation in staying the course with continued use of BPA." The Company argues that its 10-K disclosure satisfies this element of the Proposal. Taken together, we believe the Company's discussion of the materiality of BPA regulation in its 10-K and in its Assessment Report is inadequate and materially misleading.

Proponents believe that the Company's 10-K disclosure must be read in conjunction with the Assessment Report, which dramatically downplays the risks associated with the Company's use of BPA. We were quite surprised to see, for example, that the Company made no mention of the fact that the FDA has shifted its position on BPA, or that the FDA is now set to make a formal determination of its safety by March 31. In addition, as discussed above, the Assessment Report does not name any pending legislation, although ten US states and several local governments have banned BPA in children's reusable food and beverage containers. The European Union, China and Malaysia instituted bans on BPA in baby bottles in 2011. Canada added BPA to its list of toxic substances in 2010. More than 20 states and multiple federal bills have introduced legislation to ban or limit the use of BPA. The Safe Chemicals Act has been introduced in the Senate.[36] The Supreme Court has held that a fact is material if there is a substantial likelihood that the fact would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available.[37] We believe that the inclusion of these facts would materially alter a reasonable investor's view of the information provided, and that these are, therefore, material omissions.

The Assessment Report appears designed to lead one to believe that the regulatory and operational risks are small, because all regulators are in alignment with the view that BPA is safe, the litigation, reputational and public health risks are small, because there are, in fact, no health risks, and the product is safe because the Company's use of BPA is "miniscule." Each of these assertions is misleading for all of the reasons discussed above.

The presentation of BPA risk in the Company's 10-K also appears designed to downplay the risk – the risks are discussed in a boilerplate fashion, without any specific detail, and are blended with climate change risk. The disclosure is presented as a general "catch-all" statement of risk, without any indication that any of these risks are imminent. No attempt is made to quantify the risks of BPA regulation or tie this to any risk mitigation efforts. We do not believe this is an accurate statement of the risks or, necessarily of the Company's view of the risks. If the Company is indeed searching for an alternative to BPA, which is used in all of its aluminum cans, worldwide, presumably this search is driven by more than

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[35] http://www.wholefoodsmarket.com/products/bisphenol-a.php
[36] http://thomas.loc.gov/cgi-bin/bdquery/z?d112:s.847

[37] SEC Staff Accounting Bulletin: No. 99 – Materiality, citing *TSC Industries v. Northway, Inc.*, 426 U.S. 438, 449 (1976).

the "perceptions" of a few consumers and shareholders.[38] Chesapeake provided a similarly vague risk statement in its 10-K, but this disclosure was not sufficient to substantially implement a proposal seeking, in part, a discussion of hydraulic fracturing risks. *Chesapeake Company* (April 13, 2010).

If the FDA determines that BPA is unsafe, or if legislation passes that requires that the Company find an alternative, what will it cost to comply? How much time will it take? What will be the consumer backlash against the Company if the FDA determines that the Company's products are unsafe for any portion of the populace? What will it cost for the Company to implement a BPA labeling requirement? How will this impact the reputation of the Company? The Company's current reporting does not begin to answer any of these questions.

The Company recognizes that this is a "frequently asked question", but does not provide a substantive answer in the FAQ section of its website:

> "What will you do if regulators decide to ban BPA in aluminum cans?
>
> We respect the regulators and will abide by any decisions that they make. We trust that any actions will be based on sound science."

This is a key question that is implicitly raised by the Proposal, and the non-substantive response provided above is the only direct response the Company has provided.

IV. The Company has not carried its burden of proof to demonstrate the Proposal is excludable

Prior Staff determinations under Rule 14a-8(i)(10) demonstrate that Staff is looking to the specific request made by the Proposal. Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. Even where companies have produced detailed reports that cover the same subject matter as a proposal, if these reports inadequately address the proposal's core concerns and key elements, Staff has denied their no-action requests under 14a-8(i)(10) See, e.g., *The Southern Company* (March 16, 2011); *The Coca-Cola Co.* (Jan. 19, 2004) (Provision of information relating to stock option grants by race and gender to a third party, resulting in public report, insufficient where shareholders sought direct access to data); *3M Company* (March 2, 2005) (requesting implementation and/or increased activity on eleven principles relating to human and labor rights in China not substantially implemented despite company's comprehensive policies and guidelines, including those that set specific expectations for China-based suppliers). In *ConocoPhillips* (January 31, 2011), for example, the company's reporting on "steps the Company has taken to reduce the risk of accidents" did not substantially implement a proposal that stated the report should describe the Board's oversight of safety and the company only made passing reference to the Board's role in this area.

[38] "We are balancing the need to address some public perceptions of BPA..." (Assessment Report at 4); "We also recognize that some of our consumers and shareowners have expressed concerns..." (Assessment Report at 5).

A report that contains materially misleading statements cannot substantially implement a proposal. See, e.g., *Exxon Mobil Corporation* (March 14, 2011) (Proponents prevail, asserting that report on hydraulic fracturing fails to address most of the core issues raised by proposal and also contains misleading statements); *Chesapeake Company* (April 13, 2010)(same); *The Dow Chemical Company* (February 23, 2005)(Proposal seeking report relating to toxic substances not substantially implemented by a public report that fails to address core concerns raised by the Proposal, and where several statements were materially misleading).

The Company argues that the Assessment report provides "comprehensive information about the use of BPA in aluminum can liners and the Company's priority of ensuring the safety and quality of its products and packaging." Respectfully, this is different than the Proposal's request for an update on "how the company is responding to the public policy challenges associated with BPA."

The Proposal seeks a report on "how the company is responding to the public policy challenges associated with BPA." As discussed below, the Company does not acknowledge any specific public policy challenges, and although it briefly discusses its search for alternatives, this information is vague and, in the context of the report, misleading. This section of the Report is discussed in further detail below. Beyond this discussion, the Report merely refers to engagement with unnamed policy-makers. This falls far short of information one would expect to find in even a "summary" report on these efforts.

The Proposal requests that the report contain the following elements: "what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA." The Company has not substantially implemented any element of the Proposal.

The Company argues that the Assessment Report covers six categories of information requested by the Proposal. As the Company bears the burden of proof to demonstrate that the Proposal is excludable (Rule 14a-8(g)) each of these categories, as defined by the Company, is discussed below.

(1) Details on the safety and quality of the Company's products

The Proposal does not request this information. The Company claims that its "commitment to offering safe, quality products" addresses "what the Company is doing to maintain its position of leadership and public trust, as referenced in the Proposal." A stated commitment to safety and quality is qualitatively different from a report detailing what steps a company is taking to maintain leadership and public trust on a specific issue. All companies claim their products are safe and of high quality, and all companies must comply with applicable legal requirements regarding safety and quality. A statement that all products are safe, rigorously tested, and comply with applicable requirements, therefore, cannot be considered responsive to a special report regarding a specific aspect of product safety.

In addition, the Company does not provide "details" on the safety and quality of its products. It merely asserts that its products are safe and rigorously tested, and that it would not offer its products if it did not believe them to be safe. These assertions are largely irrelevant to the Proposal's request for a report summarizing the Company's response to the policy challenges posed by its use of BPA.

The discussion of product safety is vague, without any details of the tests performed, or the scientific reviews conducted. Reference is made to "independent scientists" and "our own scientists." The Report does not explain what is meant by "independent" scientists, or what standard of independence the Company is applying. The Company does not describe the qualifications of its own scientists to review the applicable science. In addition, the Report does not reveal whether the Company's canned beverages are tested regularly for BPA content, or how the Company defines "safety." The Report does not define the Company's definition of a "safe" level of BPA, or report on the typical level of BPA found in the Company's canned beverages, except to state that it is "miniscule," a meaningless term in the context of a scientific discussion. The Report does not note under what circumstances BPA can leach into the Company's beverages. The Report merely assures the reader that the Company takes safety seriously, and there are no risks. As discussed above, we believe these statements to be materially misleading.

The Company's entire discussion of the rationale for use of BPA consists of two sentences: "This coating guards against contamination and extends the shelf life of foods and beverages. ... In fact, [aluminum can liners using BPA] have improved food and beverage safety by providing protection against food-borne diseases." (*Assessment Report* at page 2.) As BPA is used in a wide variety of applications, including a variety of canned foods and beverages, one would expect the Company to provide information specific to its product lines. It is unclear whether the Company has independently evaluated the need for BPA when used with carbonated beverages, for example, or how the Company balances the business need for extended shelf life against the potential health risks presented by BPA. This analysis, however, is short-circuited by the Company's repeated assertions that BPA poses no health risks at all.

(2) The Company's position on BPA and aluminum can safety

The Proposal does not request a position statement. The Proposal is focused on specific actions the Company is taking to address the public policy challenges posed by BPA.

The company's position is that its products are safe, and there is no cause for concern. We believe this position is not well grounded in the science, but it is also largely irrelevant to the central thrust of the Proposal, which is focused on the public policy challenges of BPA.

(3) Information about scientific studies regarding the safety of BPA

This information is not requested by the Proposal.

We believe that the information that is provided is highly selective, mischaracterized, and misleading, as discussed above. According to the President's Cancer Panel, "Over the past decade, more than 130 studies have linked BPA to breast cancer, obesity, and other disorders." The Company fails to cite one. Rather, the Company cites a total of three recent studies, and four regulatory reviews. As discussed above, we believe that pronouncements by the FAO/WHO Expert Panel and EFSA were mischaracterized, and that the Report's omission of the FDA's 2010 position statement renders the Report materially misleading.

Teeguarden Study

The Company relies heavily on a recent EPA-funded study by Teeguarden *et. al* for the proposition that "BPA is safe for humans." This particular study is referenced three times in the Assessment Report, and once in the FAQ section of the Company's website, although the Report does not clarify that all of these references refer to the same study.[39]

Teeguarden, the author of the study, phrased the study's findings this way: "In a nutshell, we can now say for the **adult** human population exposed to even very high dietary levels, blood concentrations of the bioactive form of BPA throughout the day are below our ability to detect them, and orders of magnitude lower than those causing effects in rodents exposed to BPA." (*emphasis added*)[40]

Mr. Teeguarden referred to "adult" humans, and his conclusion seems to have been premised on the theory that lower exposure to BPA is not problematic. As noted above, however, many other studies have raised specific concerns about low-dose exposure and its impact on developing fetuses and small children, and the U.S. Department of Health and Human Services, for one, continues to provide cautionary guidance even for adults. It is our understanding that there were no pregnant subjects or children in the Teeguarden study, which has been criticized by other scientists for a number of methodological problems and for over-stating its findings.

For example, in October 2011, in a letter to the editor of *Toxicological Sciences*, the journal that published the Teeguarden study, three scientists called the study's conclusions "unwarranted based on a lack of data and flawed assumptions." Their letter provided a thorough critique that read, in part:

> "**Most disturbing is that Teeguarden *et al.* assure the public that BPA is not a concern for babies .... The Teeguarden *et al.* study did not measure BPA levels in babies nor did it measure BPA in the general human population**. Rather, they measured BPA in adult subjects isolated from the real world in a clinical research facility with controlled diets containing unknown amounts of BPA, although as the authors identify, in the majority of the diets, BPA levels were likely very low. **That the public can be assured that babies are safe based on data presented in this study is preposterous**, given that both drug and chemical (including BPA) metabolism in fetuses and newborns is known to be limited relative to adults (Taylor *et al.*, 2008, 2011).
>
> There is currently a plethora of data in experimental animal models that low-dose exposures to BPA during development that leads to blood levels of unconjugated BPA found in human fetuses (Vandenberg *et al.*, 2010a) increases adult risk for prostate and breast cancer and causes reproductive, immune, neurobehavioral, and metabolic abnormalities throughout life (Richter *et*

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[39] The three references in the Assessment Report are as follows: "... including one study lauded by a leading endocrinologist as being "majestically scientific and cautious," support the prevailing evidence that BPA is safe for humans." (page 3 of the Assessment Report); "In addition, three new studies, including one lauded by a leading endocrinologist as being "majestically scientific and cautious," support the prevailing evidence that BPA is safe for humans." (further down on page 3 of the Assessment Report); and "The U.S. Environmental Protection Agency funded one study that showed people intentionally fed diets with high BPA levels had lower levels of BPA in their blood serum than are associated with potentially adverse health effects. (S. Teeguarden, et.al. J.Tox Sci. June 2011)" (Page 4 of the Assessment Report). The "majestically scientific and cautious" quote is used again in the FAQ section of the Company's website.

[40] Trevor Butterworth, "Majestically Scientific" Federal Study On BPA Has Stunning Findings: So Why Is The Media Ignoring It?", Forbes.com, July 25, 2011, available at http://www.forbes.com/sites/trevorbutterworth/2011/07/25/majestically-scientific-federal-study-on-bpa-has-stunning-findings-so-why-is-the-media-ignoring-it/.

> al., 2007; Vandenberg et al., 2009). There are also published human data relating neurobehavioral problems in children to maternal levels of BPA during pregnancy (Braun et al., 2009). Furthermore, there is ample evidence in animals and humans that adult low-dose BPA exposures have negative health consequences (Richter et al., 2007). This study by Teeguarden *et al.* had the potential to add to our understanding of the contribution of dietary exposure to BPA on human serum and urine levels in a highly controlled environment without other sources of BPA exposure encountered in the real world. **However due to the flaws described above, this study actually has minimal value.**"[41] (*emphasis added*)

This critique, published in the same peer-reviewed journal that published the original study, was not cited by the Company, nor were any of the studies or health effects noted by the letter's authors. Rather, the Company cited a hyperbolic quote from a *Forbes* article about the study, three times. In addition, a critique published on *Grist.com* notes that the Teeguarden study did not test the levels of BPA in the food provided to the test subjects, did not account for the substantial amount of water the subjects were asked to drink during the study, and inexplicably ignored contrary results. A senior scientist at Consumers Union, the nonprofit publisher of *Consumer Reports*, pointed out that this study *did* find detectable BPA levels in three subjects, but for reasons that are not well explained, these results were excluded.[42]

(4) The Company's work with third parties on the exploration for alternatives to linings containing BPA

The information provided in the Assessment Report regarding the Company's efforts to find alternatives to BPA is responsive to the Proposal. However, the information provided is very brief, vague and, when placed in the context of the Report, misleading.

The Company's entire report on its search for alternatives is presented in the following few sentences, found on pages 4 and 5 of the Assessment Report:

> "... our chemists toxicologists and packaging experts are working closely with a network of packaging suppliers – which includes companies that make aluminum beverage cans, companies that make liners for aluminum beverage cans and companies that adhere the linings to the cans – that are all seeking alternatives to can liners containing BPA. We also are working with leading-edge technology companies and research organizations to develop innovations in can linings."
>
> "We have been considering more than a dozen possible options as alternatives to liners containing BPA. Our Company chemists, toxicologists and packaging specialists are working closely with their counterparts at suppliers' companies and research organizations to evaluate and test the safety and functionality of all options."

The Company claims it has said all that it can say about these efforts without revealing proprietary information. Proponents do not believe this to be the case. The Company could discuss its plans without naming any suppliers, and without naming any specific chemical compounds they are currently testing.

---

[41] vom Saal, Prins and Welshons, "*Report of Very Low Real-World Exposure to Bisphenol A is Unwarranted Based on a Lack of Data and Flawed Assumptions*", *Toxicological Sciences* (August 24, 2011), available at, http://toxsci.oxfordjournals.org/content/125/1/318.full

[42] http://grist.org/food/2011-09-26-did-a-government-study-just-prove-bpa-is-safe/

The Report provides no timeframes, nor does it indicate whether the Company is in the early stages of locating an alternative to BPA, or whether it has been at this work for years. No cost estimates are provided, and no experts or research bodies are named. The Company does not explain who is managing this project and who maintains oversight, nor does it provide any rough estimate of the budget for the project.

It is not even clear whether this is a focused "project" to find an alternative to BPA, or whether the Company is merely describing a continuous process of review of all of its packaging. The Company notes that they "continuously look for alternatives" and notes "that's a good business practice." The Report then notes it is balancing the "need to be careful stewards of the safety, quality and performance" of its products with "some public perceptions of BPA." The Company notes that "our continuous improvement efforts in this area will help ensure we are prepared for any eventuality so that we can protect our business and our shareowner's interests." (*Assessment Report* at page 5.) These comments, along with the Report's repeated assurances of safety, suggest to the reader that the search for alternatives is of no particular urgency—it is merely part of the Company's "continuous improvement" efforts, in response to misguided "perceptions" by a few consumers. These references appear to be provided to assure the reader that the Company is doing all that it can to address all concerns, even if those concerns are unfounded. As discussed above, the Company does not inform the reader that these undefined concerns are shared by the FDA, the AMA and a variety of other scientific and regulatory bodies. No sense of urgency is expressed, and no timelines are provided. An investor reading this report would have no way of knowing that there is an imminent risk, and that there are real concerns about the safety of this chemical.

Proponents believe that the description of the Company's search for alternatives is materially misleading for the reasons noted above, and because the Report does not discuss the FDA's position on BPA, misrepresents the scientific consensus, and makes no mention of any regulatory or legislative action on BPA. No reader can adequately assess these efforts without an understanding of the external forces driving the Company's search for alternatives to BPA. And, without any detail, no investor can determine the Company's progress in mitigating what the Company acknowledges to be a material risk in its 10-K. In this respect, the Company's reporting is similar to the report presented in *The Southern Company* (March 16, 2011). That company's reporting discussed the general subject matter covered by the proposal, but did not adequately cover steps the company was taking to address the risks identified by the proposal.

(5) The Company's monitoring of applicable public policy discussions, research and regulatory developments

The Proposal seeks a report "updating investors on how the company is responding to the public policy challenges associated with BPA." The first step in any such report would be to summarize and assess those "public policy" challenges, and the second step would be to describe what the Company is doing to address them. This is the Proposal's core request, and, with the exception of the brief discussion of its search for alternatives, the Company does not provide any of this information.

First, the Company has not acknowledged *any* specific policy challenge. The Assessment Report does not name a single piece of legislation or pending regulation regarding BPA, or note that BPA has been banned for use in baby bottles and sippy cups in multiple jurisdictions. Although these bans do not yet apply to the Company's use of BPA, the Company has provided no argument to distinguish BPA used in plastic containers, and BPA used in aluminum can linings. The Company does not note that some legislators are seeking to ban BPA in beverage containers as well. The Assessment Report does not disclose the FDA's position on BPA, or note that the FDA is poised to make a formal determination about the safety of BPA on March 31, 2012.

The Assessment Report merely notes that "some of our consumers and shareowners have expressed concerns and initiated campaigns to legislate alternatives to can linings containing BPA." This is a dramatic and misleading understatement of the actual set of public policy challenges faced by the Company and its industry. The Company further reinforces this misleading impression by claiming that the world's regulators are in alignment with the Company's position that BPA in beverage can liners is perfectly safe and that the scientific data supports this conclusion.

Second, the Company does not provide any meaningful information on steps it is taking to address the policy challenges raised by its use of BPA, beyond the brief but largely uninformative description of its search for alternatives quoted in full above. The Company argues in its no-action request that it has provided "detailed information regarding the Company's ... involvement in applicable public policy discussions, research and regulatory developments..." Presumably, the Company is referring to these two sentences, found on page 4 of the Assessment Report, and the following statement found on page 1:

> "We will continue to monitor and assess the research, regulatory environment, consumer and shareowner interest, and business impacts associated with BPA. In addition, we are closely monitoring public policy discussions and developments and are working with various stakeholders and industry organizations to communicate about the scientific consensus on the safety of BPA." (*Assessment Report*, page 4)
>
> "We have had many discussions with advocacy groups, consumers, shareowners, scientists, **government regulators, elected officials**, suppliers and others about aluminum can safety. We have been very transparent with these stakeholders, disclosing to them all non-proprietary information." (*emphasis added, Assessment Report*, page 1)

This is the only information provided by the Company about its involvement in public policy discussions, or its efforts to influence public policy, and cannot fairly be described as "detailed information." For example, no names or dates are provided, and no topics are listed. This information is material to any reader's understanding of the Company's efforts, and is clearly not proprietary or confidential. In fact, some of this information is already disclosed in the Company's federal lobbying reports. In addition, the statement on page one of the Assessment Report refers to discussions about "aluminum can safety," which may or may not refer to BPA. To take one stakeholder, it is unclear how, or if, the Company has engaged in discussions with "consumers" about BPA. The Company has millions of consumers around the world. It is difficult to imagine how the Company can meaningfully engage in discussions with its "consumers." More information is required to understand the adequacy of these efforts.

Proponents also believe that this information is misleading because it paints a picture of the Company as a passive player in these policy discussions that is not engaged in any lobbying efforts, directly or indirectly. The Company is not a passive participant in the political process. The Company has spent nearly $20 million on lobbying over the past three years on a variety of issues,[43] including BPA regulation. Just to cite one example, according to federal filings in 2010 the Company expended funds to

[43] http://www.opensecrets.org/lobby/clientsum.php?id=D000000212&year=2011

lobby on Senate bill 510, the "FDA Food Safety Modernization Act", including BPA. [44] In 2009, Coca-Cola Enterprises, one of the Company's largest independent bottlers, engaged a firm to lobby on Senate Bill 753, which would "prohibit the manufacture of childrens' food and beverage products that contain Bisphenol-A", and on "all issues relating to the ban of bisphenol-A" in the Senate and the House.[45] Whether or not it is fair to attribute Coca-Cola Enterprises' activity to the Company, that company's filing clearly indicates that there has been legislative activity on this issue that could impact the Company and, in our view, should be acknowledged in its public reporting on the public policy challenges related to its use of BPA. Information about the Company's grassroots lobbying efforts, lobbying efforts at the state level, and political activity conducted through third parties is more difficult, and in some cases, impossible to obtain.

In 2009, the *Washington Post* and the *Milwaukee Journal Sentinel* reported that a secret meeting was held by industry lobbyists and a handful of corporations, including Coca-Cola, to determine how to address the controversy over BPA. According to the leaked minutes of the meeting, attendees suggested using fear tactics, as well as "focusing on more legislative battles and befriending people that are able to manipulate the legislative process. They believe a grassroots and legislative approach is favorable because the legislators worry about how the moms will react. ... Attendees noted it does not matter what the next material is, there will be issues with it, and the committee wants to work to make people feel more comfortable with BPA and "BPA2" or whatever chemical comes next."[46]

Although the Assessment Report provides no details on any lobbying efforts either directly or through third-parties, the Company lists four trade associations as "resources" at the end of the Report and one organization, the American Council on Science and Health, which presents itself as a scientific body but appears to be an industry-funded think-tank. According to SourceWatch, this organization "takes a generally apologetic stance regarding virtually every ... health and environmental hazard produced by modern industry [other than tobacco], accepting corporate funding from Coca-Cola ...and the American Beverage Association, among others."[47] This organization is listed in the Assessment Report as a "resource", without noting that it serves as an apologist for the chemical industry.

In summary, the Company's discussion of its engagement on public policy issues, information that would be responsive to the Proposal's core request, is inadequate and misleading. The Report does not provide any information to understand the nature of the public policy challenges the Company faces, and only very briefly touches on its actual activities to address them. This information cannot be said to "substantially" implement the Proposal.

---

[44] http://soprweb.senate.gov/index.cfm?event=getFilingDetails&filingID=3DE8363C-B725-43CE-A10A-52EE7EB55ACD

[45] http://soprweb.senate.gov/index.cfm?event=getFilingDetails&filingID=B92155FB-5E87-4756-9DE3-B2A3340C0451

[46] http://www.ourstolenfuture.org/Commentary/JPM/2009/2009-0531playing_fear_card.html#text

[47] http://www.sourcewatch.org/index.php?title=American_Council_on_Science_and_Health. As a further indication of this organization's approach to science, Sourcewatch notes that the organization "awarded author Michael Crichton its 2005 Sound Science Prize for 'his defense of sound scientific principles and critiques of junk science' in his novel State of Fear, although ACSH reportedly takes no stand on climate change." Michael Crichton was a well-known climate skeptic who claimed that climate change theory was a conspiracy. The term "junk science" was created as part of an industry-funded smear campaign to discredit the EPA's position on secondhand tobacco smoke, and has since been used to attack a wide variety of scientific results disfavored by industry. See, generally, Oreskes and Conway, *Merchants of Doubt* (Bloomsbury Press, 2010), chapter 5: "What's Bad Science? Who Decides? The Fight Over Secondhand Smoke."

(1) The Company's engagement with stakeholders concerned about BPA

The Company is presumably referring again to the sentences quoted above on pages 1 and 4 of the Assessment Report. The Company does not disclose any names of organizations they've met with. They merely note they've had discussions on "aluminum can safety", a broader category than BPA. Again, this is very thin disclosure, which really amounts to no more than a placeholder – the Company notes it has had discussions with certain categories of individuals, but it certainly hasn't reported on these discussions.

The Proponents have had a constructive long-term relationship with the Company on a variety of issues, and have discussed our concerns regarding BPA with the Company on several occasions. Our engagement on BPA, however, has not produced much more substantive information than the Company has provided in its Report. We suspect that other stakeholders have had a similar experience.

V. No-Action letters cited by the Company are Inapposite

The previous no-action letters cited by the Company are inapposite. In *General Electric Company* (avail. December 24, 2009), the company provided the requested report, which was not well defined in the proposal, and proponents chose not to respond to the company's no-action request. Each of *Caterpillar* (March 11, 2008), *Wal Mart Stores* (March 10, 2008), *PG&E Corp.* (March 6, 2008), *The Dow Chemical Company* (March 5, 2008) and *Johnson & Johnson* (avail. February 22, 2008) concerned the same proposal, seeking a "Global Warming Report." The proposal did not provide any further definition of the report, and suggested that the company "may" also discuss how company actions have affected the global climate. Each company provided a detailed climate report, but did not provide the apparently optional additional information. Where a proposal provides a more detailed request, however, Staff will not permit exclusion based on reports that address the proposal in only a cursory manner, or inadequately. See, e.g., *The Kroger Co.* (April 6, 2011)(report fails to address all elements of proposal); *Boston Properties, Inc.* (January 28, 2011)(sustainability report fails to address "social" sustainability, as defined in the proposal); *Wendy's International, Inc.* (Feb. 21, 2006) (extremely thin sustainability report fails to comply with guidelines of proposal); *The Coca-Cola Co.* (Jan. 19, 2004) (Provision of information relating to stock option grants by race and gender to a third party, resulting in public report, insufficient where shareholders sought direct access to data).

VI. Conclusion

The materials produced by the Company do not "substantially implement" the Proposal's request because they contain misleading information, and lack material information with respect to each and every element of the Proposal.

For all of the reasons stated above, the Company's request for no-action relief should be denied. I can be reached at (212) 217-1027 if Staff wishes to discuss this request.

Respectfully submitted,

Adam Kanzer
General Counsel

Encl.

cc:
Jared Brandman, Securities Counsel, The Coca-Cola Co.

EXHIBIT A

Report on BPA Use

WHEREAS: The value of Coca-Cola's brand is based on consumer trust. Coca-Cola's canned beverages use linings containing Bisphenol A (BPA), a potentially hazardous chemical.

BPA can leach out of the epoxy lining of canned foods and beverages resulting in human exposures. BPA can mimic estrogen in the body; a number of animal studies link BPA, even at very low doses, to potential changes in brain structure, immune system, male and female reproductive systems, and to tissue associated with increased rates of breast cancer. Experts are particularly concerned about exposure to BPA by the very young and pregnant women.

A study published in the Journal of the American Medical Association associated BPA with increased risk for human heart disease and diabetes. The US Food and Drug Administration has expressed concern about the potential effects of BPA on the brain, behavior, and prostate gland in fetuses, infants, and young children, and supports additional research.

The proponents believe that Coca-Cola has misrepresented the scientific consensus. For example, its Bisphenol A Assessment (11/11) claims "current levels of exposure to Bisphenol A (BPA) through beverage packaging pose no health risk to the general population, including children." Yet, ten US states and several local governments have banned BPA in children's reusable food and beverage containers. The European Union, China and Malaysia instituted bans on BPA in baby bottles in 2011. Canada added BPA to its list of toxic substances in 2010. Japan took BPA out of can linings in the 1990's.

Proponents believe the use of BPA poses regulatory, reputational and legal risk. More than 20 states and multiple federal bills have introduced legislation to ban or limit the use of BPA. Coca-Cola has received considerable media coverage over its use of BPA. Health organizations including the Breast Cancer Fund have conducted high profile consumer campaigns targeting food companies over their use of BPA in their can linings. Class action lawsuits against other companies contend that manufacturers and retailers failed to adequately disclose BPA's risks.

Companies, including Hain Celestial, ConAgra, and H.J. Heinz use BPA-free can linings for certain products, and have timelines to transition to BPA-free packaging across all products. Nestle and Kroger also publicly stated they will remove BPA from their products. General Mills and Campbell's have publicly stated that they are conducting hundreds of tests looking for alternatives to BPA can linings.

RESOLVED: Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

EXHIBIT B

The Coca-Cola Company

Jared M. Brandman
Securities Counsel
Office of the Secretary
Email: jbrandman@coca-cola.com

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2749
Fax: (404) 598-2749

Rule 14a-8(i)(10)

December 16, 2011

BY E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company – Notice of Intent to Omit from Proxy Materials Shareholder Proposal Submitted by Domini Social Investments and co-filers

Ladies and Gentlemen:

The Coca-Cola Company, a Delaware corporation (the "Company"), submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") received from Domini Social Investments ("Domini"), as the lead sponsor, and Trillium Asset Management on behalf of Louise Rice, Benedictine Sisters of Boerne, Texas and As You Sow Foundation on behalf of Cedar Tree Foundation, as co-filers (the "Co-Filers" and together with Domini, the "Proponent") from its proxy materials for its 2012 Annual Meeting of Shareowners (the "2012 Proxy Materials"). The Proposal was received by the Company on November 9, 2011. The Company requests confirmation that the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(10) under the Exchange Act.

A copy of the Proposal and all related correspondence with Domini is attached as Exhibit A. A copy of all correspondence with the co-filers is attached as Exhibit B. In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being e-mailed to the Staff at shareholderproposals@sec.gov. A copy of this letter and its attachments are simultaneously being sent to the Proponent as notice of the Company's intent to omit the Proposal from the 2012 Proxy Materials as required by Rule 14a-8(j).

The Company currently intends to file definitive copies of its 2012 Proxy Materials with the Commission on or about March 8, 2012, and this letter is being sent to the Staff more than 80 calendar days before such date in accordance with Rule 14a-8(j).

The Proposal[1]

The Proposal states:

> **RESOLVED:** Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

Basis for Exclusion

The Company believes that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Analysis

The Proposal Is Excludable Pursuant To Rule 14a-8(10) Because The Company Has Substantially Implemented The Proposal

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal." In 1983, the Commission adopted the current interpretation of the exclusion, noting that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented:

> "In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor provision to Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Release No. 34-20091 (August 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules reaffirmed this position. See Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

---

[1] The entire Proposal, including the introductory and supporting statements to the Proposal, is set forth in Exhibit A to this letter.

The Commission has stated that the general policy underlying the substantially implemented basis for exclusion under Rule 14a8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976) (the "1976 Release"). Furthermore, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. See Exelon Corp. (avail. February 26, 2010); Anheuser-Busch Cos., Inc. (avail. January 17, 2007); ConAgra Foods, Inc. (avail. July. 3, 2006); Johnson & Johnson (avail. February 17, 2006); Talbots Inc. (avail. April 5, 2002); Masco Corp. (avail. March 29, 1999).

Further, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the shareholder proponent. Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. See 1983 Release. See also General Electric Company (avail. December 24, 2009) (allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company reevaluate its policy of and prepare a report regarding designing and selling nuclear reactors for the production of electrical power where the company prepared a report on nuclear energy that was available on its website); Caterpillar Inc. (avail. March 11, 2008); Wal-Mart Stores, Inc. (avail. March 10, 2008); PG&E Corp. (avail. March 6, 2008); The Dow Chemical Co. (avail. March 5, 2008); Johnson & Johnson (avail. February 22, 2008) (each allowing exclusion under Rule 14a-8(i)(l0) of a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives); ConAgra Foods, Inc. (avail. July 3, 2006) (allowing exclusion under Rule 14a-8(i)(l0) of a shareholder proposal seeking a sustainability report where the company was already providing information generally of the type proposed to be included in the report); Exxon Mobil Corporation (avail. March 18, 2004) and Xcel Energy, Inc. (avail. February 17, 2004) (both allowing exclusion under Rule 14a-8(i)(l0) of a shareholder proposal requesting that the board of directors prepare a report explaining the company's response to certain climate-related issues where the company was already generally addressing such issues through various policies and reports).

The Company believes that it may exclude the Proposal because, as discussed below, the Company has already substantially implemented the Proposal through information already publically available on the Company's website.

The Proposal Has Been Substantially Implemented Through Information Already Publically Available On The Company's Website

The information on the Company's website about Bisphenol A (BPA) and aluminum can safety substantially implements the Proposal for purposes of Rule 14a-8(i)(10) because it implements the Proposal's stated essential objective of "updating investors on how the company is responding to the public policy challenges associated BPA." As described in more detail below, the information on the Company's website provides the Company's shareowners and other interested stakeholders with comprehensive information about the use of BPA in aluminum can liners and the Company's priority of ensuring the safety and quality of its products and packaging. Specifically, the Company's website includes its Bisphenol A (BPA) Assessment document (www.thecoca-colacompany.com/contactus/faq/Bisphenol-A-Assessment.pdf), which contains a variety of information, including (i) details of the safety and quality of the Company's products, (ii) the Company's position on BPA and aluminum can safety, (iii) information about scientific studies regarding the safety of BPA, (iv) the Company's work with third parties on the exploration for alternatives to linings containing BPA, (v) the Company's monitoring of applicable public policy discussions, research and regulatory developments and (vi) the Company's engagement with stakeholders concerned about BPA.

To help ensure this information is readily accessible, the Products and Packaging category on the Frequently Asked Questions section of the Company website (www.thecoca-colacompany.com/contactus/faq/packaging.html) includes the following question: "Are your products safe to consume if they are in aluminum cans with liners containing BPA?" The response to this question provides a brief summary of the Company's position on the use of BPA in aluminum can liners and includes a link to the Aluminum Can Safety section of the website (www.thecoca-colacompany.com/contactus/faq/coca-cola-bpa.html), which includes substantially the same information as, and a link to, the Bisphenol A (BPA) Assessment document. A copy of the Bisphenol A (BPA) Assessment document and the other sections of the Company website referenced above (collectively, the "Company Website Information") is attached as Exhibit C.

The Company Website Information speaks directly to the issues raised in the Proposal and presents the precise scenario contemplated by the Commission when it adopted the predecessor to Rule 14a-8(i)(10) "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." 1976 Release. As described above, the Company Website Information includes detailed information regarding the Company's position on BPA and aluminum can safety, the Company's priority of ensuring the safety and quality of its products and packaging and the Company's involvement in applicable public policy discussions, research and regulatory developments, which directly addresses the underlying concerns and stated objective of the Proposal.

The Company Website Information also directly addresses the additional elements referenced in the Proposal's resolution. The Company Website Information includes detailed information regarding (i) the Company's commitment to offering safe, quality products, which addresses what the Company is doing to maintain its position of leadership and public trust, as referenced in the Proposal, (ii) the Company's efforts regarding finding alternatives to can liners containing BPA, without divulging confidential information, as referenced in the Proposal and (iii) the Company's commitment to continue to monitor applicable public policy discussions, research and regulatory developments and its engagement with stakeholders, which addresses the assessment of risk referenced in the Proposal. In addition, the risk factor under the heading "Changes in, or failure to comply with, the laws and regulations applicable to our products and business operations could increase our costs or reduce our net operating revenues" included on page 20 of Part I, Item 1A (Risk Factors) of the Company's Annual Report on Form 10-K for the year ended December 31, 2010, addresses the assessment of risk referenced in the Proposal. For ease of reference, the text of this risk factor is also included in Exhibit C. Thus, each request set forth in the Proposal to be included in a report is already publically available and has been satisfied by the Company Website Information.

As highlighted above, the Staff has on numerous occasions concurred with the exclusion of proposals similar to the Proposal where the company had already published information addressing the items requested in the proposal. See General Electric Company (avail. December 24, 2009); Caterpillar Inc. (avail. March 11, 2008); Wal-Mart Stores, Inc. (avail. March 10, 2008); PG&E Corp. (avail. March 6, 2008); The Dow Chemical Co. (avail. March 5, 2008); Johnson & Johnson (avail. February 22, 2008); ConAgra Foods, Inc. (avail. July 3, 2006); Exxon Mobil Corporation (avail. March 18, 2004) and Xcel Energy, Inc. (avail. February 17, 2004). In addition, Staff precedent indicates that such company reports need not be of any set minimum length in order for no action relief to be granted. See Aetna Inc. (avail. March 27, 2009) (concurring with the exclusion of a proposal requesting a report on company responses to concerns regarding gender and insurance where the company published a three-page policy paper on the subject).

Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

Conclusion

For the reasons set forth above, the Company hereby respectfully requests confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the 2012 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company would appreciate the opportunity to confer with the Staff prior to issuance of the Staff's response.

Should the Staff have any questions regarding this matter, please feel free to call me at (404) 676-2749.

Sincerely,

Jared M. Brandman
Securities Counsel

c: Domini Social Investments
Trillium Asset Management on behalf of Louise Rice
Benedictine Sisters of Boerne, Texas
As You Sow Foundation on behalf of Cedar Tree Foundation
Gloria K. Bowden, The Coca-Cola Company
Mark E. Preisinger, The Coca-Cola Company

Enclosures

Exhibit A

Copy of the Domini Social Investments Proposal
and
Correspondence

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

November 9, 2011

Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Via Fax: 404-676-8409 and email: shareownerservices@na.ko.com.

Re: Shareholder Proposal Requesting Report on Bisphenol A

Dear Secretary:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds, including the Domini Social Equity Fund. Earlier today, I submitted a shareholder proposal. Please disregard that proposal and use the attached, which includes a slight revision. I apologize for the confusion.

I am writing to submit the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Coca-Cola shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Coca-Cola shares from State Street Corporation, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

You will be receiving identical proposals from several investors. Please consider Domini Social Investments as the lead sponsor of the proposal. We would welcome the opportunity to discuss this proposal with you. I can be reached at (212) 217-1027 and at akanzer@domini.com.

Sincerely,

Adam Kanzer
Managing Director & General Counsel

Encl.

532 Broadway, 9th Floor | New York, NY 10012-3939 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

Report on BPA Use

WHEREAS: The value of Coca-Cola's brand is based on consumer trust. Coca-Cola's canned beverages use linings containing Bisphenol A (BPA), a potentially hazardous chemical.

BPA can leach out of the epoxy lining of canned foods and beverages resulting in human exposures. BPA can mimic estrogen in the body; a number of animal studies link BPA, even at very low doses, to potential changes in brain structure, immune system, male and female reproductive systems, and to tissue associated with increased rates of breast cancer. Experts are particularly concerned about exposure to BPA by the very young and pregnant women.

A study published in the Journal of the American Medical Association associated BPA with increased risk for human heart disease and diabetes. The US Food and Drug Administration has expressed concern about the potential effects of BPA on the brain, behavior, and prostate gland in fetuses, infants, and young children, and supports additional research.

The proponents believe that Coca-Cola has misrepresented the scientific consensus. For example, its Bisphenol A Assessment (11/11) claims "current levels of exposure to Bisphenol A (BPA) through beverage packaging pose no health risk to the general population, including children." Yet, ten US states and several local governments have banned BPA in children's reusable food and beverage containers. The European Union, China and Malaysia instituted bans on BPA in baby bottles in 2011. Canada added BPA to its list of toxic substances in 2010. Japan took BPA out of can linings in the 1990's.

Proponents believe the use of BPA poses regulatory, reputational and legal risk. More than 20 states and multiple federal bills have introduced legislation to ban or limit the use of BPA. Coca-Cola has received considerable media coverage over its use of BPA. Health organizations including the Breast Cancer Fund have conducted high profile consumer campaigns targeting food companies over their use of BPA in their can linings. Class action lawsuits against other companies contend that manufacturers and retailers failed to adequately disclose BPA's risks.

Companies, including Hain Celestial, ConAgra, and H.J. Heinz use BPA-free can linings for certain products, and have timelines to transition to BPA-free packaging across all products. Nestle and Kroger also publicly stated they will remove BPA from their products. General Mills and Campbell's have publicly stated that they are conducting hundreds of tests looking for alternatives to BPA can linings.

RESOLVED: Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. BOX 1734
ATLANTA, GA 30301
404-676-2121
OUR REFERENCE NO.

November 17, 2011

By Certified Mail, Return Receipt Requested

Mr. Adam M. Kanzer
Managing Director & General Counsel
Domini Social Investments
532 Broadway, 9th Floor
New York, NY 10012-3939

Dear Mr. Kanzer:

On November 9, 2011, we received your letter dated November 9, 2011 addressed to the Office of the Secretary of The Coca-Cola Company (the "Company") in which you submitted a shareholder proposal on behalf of Domini Social Investments. A copy of this letter is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following eligibility deficiency in your letter:

> You did not include any information to prove that Domini Social Investments has continuously held, for at least one year prior to the date you submitted its proposal, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list Domini Social Investments as a registered holder of shares of Company Common Stock. Since Domini Social Investments is not a registered holder of shares of Company Common Stock, Rule 14a-8(b)(2) [Question 2] tells you how to prove its eligibility (for example if Domini Social Investments' shares are held indirectly through its broker or bank). *Staff Legal Bulletin No. 14F* (October 18, 2011) provides new guidance on submitting proof of ownership, including where the broker or bank is not on Depository Trust Company's participant list.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If Domini Social Investments does not do so, we may exclude its proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136,

One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Mark Preisinger

Enclosures

STATE STREET.

State Street Corporation
200 Clarendon Street
Boston, MA 02116

November 15, 2011

Adam Kanzer
General Counsel & Director of Shareholder Advocacy
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Domini Social Equity Fund

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Social Equity Fund, has continuously held shares of The Coca Cola Co. for more than one year in account ***FISMA & OMB Memorandum M-07-16*** at the Depository Trust Company. As of November 9, 2011, State Street held 26,665 shares, 165 of which were held continuously for more than one year.

Security	Number of Shares	Shares Held 1+ Years
The Coca Cola Co.	26,665	165

If you have any questions or need additional information, please contact me at 617-662-9725.

Sincerely,

Michael Cassista
Officer
State Street Bank & Trust

Limited Access

Exhibit B

Copy of the Co-Filers Correspondence

Trillium
ASSET MANAGEMENT

FAX TRANSMITTAL FORM

TO: Coca-Cola Company FROM: Jonas Kron

FAX#: 404 676 8409 DATE: 11/10/11

ATTN: Office of the Secretary TIME:

PAGES (Including Form): 3 REPLY REQUESTED YES NO

COMMENTS:

RECEIVED
NOV 10 2011
Office of the Secretary

TRILLIUM ASSET MANAGEMENT
25 Years of Investing for a Better World
Trillium Asset Management Corporation
www.trilliuminvest.com

November 9, 2011

Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, Georgia 30301

Via Fax: 404-676-8409 and email: shareownerservices@na.ko.com.

Re: Shareholder Proposal Requesting Report on Bisphenol A

Dear Secretary:

Earlier today we filed a shareholder proposal with the company. Enclosed please find a revised proposal. Pursuant to Staff Legal Bulletin No. 14F issued on October 18, 2011, a revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c). If the company intends to submit a no-action request, it must do so with respect to the revised proposal. We also note that revisions to a proposal do not trigger a requirement to provide proof of ownership a second time.

I am hereby authorized to notify you of our intention to co-file, on behalf of our client, Louise Rice, the enclosed shareholder resolution at The Coca-Cola Company (KO) with lead filer Domini Social Investments. This resolution is submitted for inclusion in the 2012 proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Ms. Rice is the beneficial owners, per rule 14a-8, of 429 shares of KO common stock acquired more than one year prior to this date. Ms. Rice will remain invested in this position through the date of the 2012 annual meeting. We will provide verification of ownership from the custodian separately.

Please direct any communications, including copies of correspondence to Domini Social Investments, to myself at (503) 592-0864, or via email to jkron@trilliuminvest.com.

We appreciate your attention to this matter.

Sincerely,

Jonas Kron,
Deputy Director, Shareholder Advocacy

Enclosure

Report on BPA Use

WHEREAS: The value of Coca-Cola's brand is based on consumer trust. Coca-Cola's canned beverages use linings containing Bisphenol A (BPA), a potentially hazardous chemical.

BPA can leach out of the epoxy lining of canned foods and beverages resulting in human exposures. BPA can mimic estrogen in the body; a number of animal studies link BPA, even at very low doses, to potential changes in brain structure, immune system, male and female reproductive systems, and to tissue associated with increased rates of breast cancer. Experts are particularly concerned about exposure to BPA by the very young and pregnant women.

A study published in the Journal of the American Medical Association associated BPA with increased risk for human heart disease and diabetes. The US Food and Drug Administration has expressed concern about the potential effects of BPA on the brain, behavior, and prostate gland in fetuses, infants, and young children, and supports additional research.

The proponents believe that Coca-Cola has misrepresented the scientific consensus. For example, its Bisphenol A Assessment (11/11) claims "current levels of exposure to Bisphenol A (BPA) through beverage packaging pose no health risk to the general population, including children." Yet, ten US states and several local governments have banned BPA in children's reusable food and beverage containers. The European Union, China and Malaysia instituted bans on BPA in baby bottles in 2011. Canada added BPA to its list of toxic substances in 2010. Japan took BPA out of can linings in the 1990's.

Proponents believe the use of BPA poses regulatory, reputational and legal risk. More than 20 states and multiple federal bills have introduced legislation to ban or limit the use of BPA. Coca-Cola has received considerable media coverage over its use of BPA. Health organizations including the Breast Cancer Fund have conducted high profile consumer campaigns targeting food companies over their use of BPA in their can linings. Class action lawsuits against other companies contend that manufacturers and retailers failed to adequately disclose BPA's risks.

Companies, including Hain Celestial, ConAgra, and H.J. Heinz use BPA-free can linings for certain products, and have timelines to transition to BPA-free packaging across all products. Nestle and Kroger also publicly stated they will remove BPA from their products. General Mills and Campbell's have publicly stated that they are conducting hundreds of tests looking for alternatives to BPA can linings.

RESOLVED: Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

Shelley Alpern
Director of Social Research & Advocacy
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Dear Ms. Alpern:

I hereby authorize Trillium Asset Management, LLC to file a shareholder resolution on my behalf at The Coca-Cola Company.

I am the beneficial owner of 429 shares of The Coca-Cola Company (KO) common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2012.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Louise Rice
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111

10/27/11
Date

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. BOX 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

November 17, 2011

By Certified Mail, Return Receipt Requested

Mr. Jonas Kron
Deputy Director, Shareholder Advocacy
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Dear Mr. Kron:

On November 10, 2011, we received your letter dated November 9, 2011 addressed to the Office of the Secretary of The Coca-Cola Company (the "Company") in which you submitted a revised shareholder proposal on behalf of your client Louise Rice. You also submitted a copy of a letter dated October 27, 2011 from Louise Rice authorizing Trillium Asset Management, LLC to file a shareholder proposal with the Company on her behalf. A copy of each letter is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following eligibility deficiency in your letter:

> You did not include any information to prove that Louise Rice has continuously held, for at least one year prior to the date you submitted her proposal, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list Louise Rice as a registered holder of shares of Company Common Stock. Since Louise Rice is not a registered holder of shares of Company Common Stock, Rule 14a-8(b)(2) [Question 2] tells you how to prove her eligibility (for example if her shares are held indirectly through her broker or bank). *Staff Legal Bulletin No. 14F* (October 18, 2011) provides new guidance on submitting proof of ownership, including where the broker or bank is not on the Depository Trust Company participant list.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If Louise Rice does not do so, we may exclude her proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

Jane Kamenz

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Mark Preisinger

Enclosures

charles SCHWAB
ADVISOR SERVICES

1958 Summit Park Dr, Orlando, FL 32810

November 17, 2011

Re: Louise B Rice/Account ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 429 shares of common stock Coca-Cola Company. These 429 shares have been held in this account continuously for one year prior to November 9, 2011.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Darrell Pass

Darrell Pass
Director

Benedictine Sisters

285 Oblate Drive
San Antonio, Texas 78216
210-348-6704 phone
210-348-6745 fax

FAX TO: Office of the Secretary
The Coca Cola Company
PO Box 1734
Atlanta, GA 30301

FAX: 404-676-8409

FROM: Sr. Susan Mika, OSB
Corporate Responsibility Program

NOTE: This is an updated resolution for the filing which supersedes the version we sent via fax on November 9, 2011

2



Benedictine Sisters

285 Oblate Dr.
San Antonio, TX 78216

210-348-6704 phone
210-348-6745 fax

November 4, 2011

Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

By Fax: 404-676-8409

I am writing you on behalf of the Benedictine Sisters of Boerne, Texas to co-file the stockholder resolution on Report on BPA Use. In brief, the proposal states that Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Domini Social Equity Funds for consideration and action by the shareholders at the 2012 Annual Meeting. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2,000 worth of Coca-Cola stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Adam Kanzer of Domini Social Investments who can be reached at (212) 217-1027 or at akanzer@domini.com. If agreement is reached, Adam Kanzer, as spokesperson for the primary filer, is authorized to withdraw the resolution on our behalf.

Sincerely,

Sr. Susan Mika, OSB

Sr. Susan Mika, OSB
Corporate Responsibility Program

Report on BPA Use

WHEREAS: The value of Coca-Cola's brand is based on consumer trust. Coca-Cola's canned beverages use linings containing Bisphenol A (BPA), a potentially hazardous chemical.

BPA can leach out of the epoxy lining of canned foods and beverages resulting in human exposures. BPA can mimic estrogen in the body; a number of animal studies link BPA, even at very low doses, to potential changes in brain structure, immune system, male and female reproductive systems, and to tissue associated with increased rates of breast cancer. Experts are particularly concerned about exposure to BPA by the very young and pregnant women.

A study published in the Journal of the American Medical Association associated BPA with increased risk for human heart disease and diabetes. The US Food and Drug Administration has expressed concern about the potential effects of BPA on the brain, behavior, and prostate gland in fetuses, infants, and young children, and supports additional research.

The proponents believe that Coca-Cola has misrepresented the scientific consensus. For example, its Bisphenol A Assessment (11/11) claims "current levels of exposure to Bisphenol A (BPA) through beverage packaging pose no health risk to the general population, including children." Yet, ten US states and several local governments have banned BPA in children's reusable food and beverage containers. The European Union, China and Malaysia instituted bans on BPA in baby bottles in 2011. Canada added BPA to its list of toxic substances in 2010. Japan took BPA out of can linings in the 1990's.

Proponents believe the use of BPA poses regulatory, reputational and legal risk. More than 20 states and multiple federal bills have introduced legislation to ban or limit the use of BPA. Coca-Cola has received considerable media coverage over its use of BPA. Health organizations including the Breast Cancer Fund have conducted high profile consumer campaigns targeting food companies over their use of BPA in their can linings. Class action lawsuits against other companies contend that manufacturers and retailers failed to adequately disclose BPA's risks.

Companies, including Hain Celestial, ConAgra, and H.J. Heinz use BPA-free can linings for certain products, and have timelines to transition to BPA-free packaging across all products. Nestle and Kroger also publicly stated they will remove BPA from their products. General Mills and Campbell's have publicly stated that they are conducting hundreds of tests looking for alternatives to BPA can linings.

RESOLVED: Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

Fidelity Private Client Group℠

139 N. LOOP 1604 E. SUITE 103 San Antonio, TX 78232
Phone: 800-544-5704 Team 780
www.fidelity.com

Fidelity INVESTMENTS

November 4, 2011

Gloria K. Bowden
Associate General Counsel and Secretary
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

Re: Filing of stockholder resolution by Congregation of Benedictine Sisters

Dear Gloria K. Bowden

As of November 4, 2011, the Benedictine sister Charitable Trust held, and has held continuously for at least one year, $2000 worth of Coca Cola common shares. Symbol KO.

If you need any other information, please contact us. 210-490-1905 ext.52775

Sincerely,

Timothy Exiner
Private client Specialist

Fidelity Brokerage Services LLC. Member NYSE, SIPC

CC: Sr. Susan Mika, OSB

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. BOX 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

November 18, 2011

By Certified Mail, Return Receipt Requested

Sr. Susan Mika, OSB
Director, Corporate Responsibility Program
Congregation of Benedictine Sisters
285 Oblate Dr.
San Antonio, TX 78216

Dear Sister Mika:

On November 9, 2011, we received your letter dated November 4, 2011 addressed to the Office of the Secretary of The Coca-Cola Company (the "Company") in which you submitted a shareholder proposal on behalf of the Benedictine Sisters of Boerne, Texas (the "Congregation"). On November 10, 2011, we received your revised shareholder proposal. A copy of your letter and the revised proposal are attached.

We also received a letter from Fidelity Investments dated November 4, 2011 confirming the Congregation's requisite ownership of Company stock. A copy of this letter is attached. However, Fidelity Investments is not listed on the Depository Trust Company ("DTC") participant list. Therefore, Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you that you will need to obtain and provide us with proof of ownership from the DTC participant through which the Congregation's shares of Company stock are held. Below is an excerpt from *Staff Legal Bulletin No. 14F* (October 18, 2011) which provides new guidance on submitting proof of ownership where the shareholder's broker or bank is not on DTC's participant list.

> *"How can a shareholder determine whether his or her broker or bank is a DTC participant?*
>
> Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.
>
> *What if a shareholder's broker or bank is not on DTC's participant list?*
>
> The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.

> If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.
>
> *How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*
>
> The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect."

The requested proof of ownership must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If the Congregation does not do so, we may exclude its proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Mark Preisinger

Enclosures

Fidelity Private Client Group

139 N. LOOP 1604 E. SUITE 103 San Antonio, TX 78232
Phone: 800-544-5704 Team 780
www.fidelity.com

Fidelity INVESTMENTS

November 29, 2011

Gloria K. Bowden
Associate General Counsel and Secretary
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

Re: Filing of stockholder resolution by Congregation of Benedictine Sisters

Dear Gloria K. Bowden

As of November 4, 2011, the Benedictine sister Charitable Trust holds, and has held continuously for at least one year, $2000 worth of Coca-Cola common stock (KO.) These shares have been held with National Financial Services (DTC# 0226) a wholly owned subsidiary of Fidelity Investments.

If you need any other information, please contact us. 210-490-1905 ext.52775

Sincerely,

Ben Pruett

Ben Pruett
Vice President, Senior Account Executive

Fidelity Brokerage Services LLC. Member NYSE, SIPC

CC: Sr. Susan Mika, OSB

RECEIVED
DEC 08 2011
Office of the Secretary

AS YOU SOW

Fax Cover Sheet

Date: 11/10/2011

TO

ATTN: Corporate Secretary of The Coca-Cola Company

Phone:

Fax: (404) 676-8409

FROM

Name: Corinne Bendersky, As You Sow

Phone: (415) 692-0712

Fax: (415) 391-3245

Re: Shareholder Proposal Re: Report on BPA Use

Total pages being transmitted, including cover page: 4

Remarks: Enclosed please find: filing letter, shareholder proposal for a report on BPA use, and authorization for As You Sow to act on behalf of the Cedar Tree Foundation. If you have any questions, please call 415-692-0712.

AS YOU SOW 311 California Street, Suite 510 San Francisco, CA 94104 www.asyousow.org BUILDING A SAFE, JUST AND SUSTAINABLE WORLD SINCE 1992

10 November 2011

Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, Georgia 30301

Dear Corporate Secretary:

The As You Sow Foundation is a non-profit organization whose mission is to promote corporate responsibility. We represent Cedar Tree Foundation, a beneficial shareholder of Coca-Cola Co.

Cedar Tree Foundation has held at least $2,000 worth of Coca-Cola Co stock continuously for over a year and these shares will be held through the date of the 2012 stockholders meeting.

I am hereby authorized to notify you that on behalf of Cedar Tree Foundation, As You Sow is co-filing the enclosed resolution so that it will be included in the 2012 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934 and presented for consideration and action by the stockholders at the next annual meeting. Authority for As You Sow to act on behalf of Cedar Tree is attached. Proof of ownership is being sent separately. Adam Kanzer of Domini Social Investments will be the main contact person for this resolution, please copy As You Sow with any correspondence sent to Mr. Kanzer.

The resolution requests the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

We will be glad to consider withdrawing the resolution once we have established a more substantive dialogue with the company on these important financial, health, and environmental issues.

Sincerely,

Michael Passoff

CC:
Adam Kanzer, Domini Social Investments
Jonas Kron, Trillium Asset Management
Sr. Susan Mika, OSB, Benedictine Sisters
Julie Wakoty, ICCR

Report on BPA Use

WHEREAS: The value of Coca-Cola's brand is based on consumer trust. Coca-Cola's canned beverages use linings containing Bisphenol A (BPA), a potentially hazardous chemical.

BPA can leach out of the epoxy lining of canned foods and beverages resulting in human exposures. BPA can mimic estrogen in the body; a number of animal studies link BPA, even at very low doses, to potential changes in brain structure, immune system, male and female reproductive systems, and to tissue associated with increased rates of breast cancer. Experts are particularly concerned about exposure to BPA by the very young and pregnant women.

A study published in the Journal of the American Medical Association associated BPA with increased risk for human heart disease and diabetes. The US Food and Drug Administrationhas expressed concern about the potential effects of BPA on the brain, behavior, and prostate gland in fetuses, infants, and young children, and supports additional research.

The proponents believe that Coca-Cola has misrepresented the scientific consensus. For example, its Bisphenol A Assessment (11/11) claims "current levels of exposure to Bisphenol A (BPA) through beverage packaging pose no health risk to the general population, including children." Yet, ten US states and several local governments have banned BPA in children's reusable food and beverage containers. The European Union, China and Malaysia instituted bans on BPA in baby bottles in 2011. Canada added BPA to its list of toxic substances in 2010. Japan took BPA out of can linings in the 1990's.

Proponents believe the use of BPA poses regulatory, reputational and legal risk. More than 20 states and multiple federal bills have introduced legislation to ban or limit the use of BPA. Coca-Cola has received considerable media coverage over its use of BPA. Health organizations including the Breast Cancer Fund have conducted high profile consumer campaigns targeting food companies over their use of BPA in their can linings. Class action lawsuits against other companies contend that manufacturers and retailers failed to adequately disclose BPA's risks.

Companies, including Hain Celestial, ConAgra, and H.J. Heinz use BPA-free can linings for certain products, and have timelines to transition to BPA-free packaging across all products. Nestle and Kroger also publicly stated they will remove BPA from their products. General Mills and Campbell's have publicly stated that they are conducting hundreds of tests looking for alternatives to BPA can linings.

RESOLVED: Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

CEDAR TREE FOUNDATION

Michael Passoff
As You Sow
311 California Street, Suite 650
San Francisco, CA 94104

Dear Mr. Passoff:

I hereby authorize As You Sow to file a shareholder resolution on behalf of the Cedar Tree Foundation at the Coca-Cola Company.

The Cedar Tree Foundation is the beneficial owner of more than $2000 worth of common stock in the Coca-Cola Company that has been held continuously for more than one year. The Cedar Tree Foundation intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2012.

The Cedar Tree Foundation specifically gives As You Sow full authority to deal on our behalf with any and all aspects of the aforementioned shareholder resolution. I understand that the Cedar Tree Foundation may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Debra Moniz
Cedar Tree Foundation

11-10-2011
Date

c/o As You Sow
311 California St., Suite 650, San Francisco CA 94104
Fax: 415-391-3245
Email: michael@asyousow.org

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. BOX 1734
ATLANTA, GA 30301

404-676-2121
OUR REFERENCE NO.

November 17, 2011

By Certified Mail, Return Receipt Requested

Mr. Michael Passoff
As You Sow Foundation
311 California Street, Suite 510
San Francisco, CA 94104

Dear Mr. Passoff:

On November 10, 2011, we received your letter dated November 10, 2011 addressed to the Office of the Secretary of The Coca-Cola Company (the "Company") in which you submitted a shareholder proposal (the "Proposal") on behalf of Cedar Tree Foundation, which you identified as a shareholder of the Company. You also submitted a copy of a letter dated November 10, 2011 from Ms. Debra Moniz of Cedar Tree Foundation authorizing As You Sow to file a shareholder proposal with the Company on its behalf. A copy of each letter is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following eligibility deficiency in your letter:

> You did not include any information to prove that Cedar Tree Foundation has continuously held, for at least one year prior to the date you submitted the Proposal, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list Cedar Tree Foundation as a registered holder of shares of Company Common Stock. Since Cedar Tree Foundation is not a registered holder of shares of Company Common Stock, Rule 14a-8(b)(2) [Question 2] tells you how to prove its eligibility (for example if Cedar Tree Foundation's shares are held indirectly through its broker or bank). *Staff Legal Bulletin No. 14F* (October 18, 2011) provides new guidance on submitting proof of ownership, including where the broker or bank is not on the Depository Trust Company participant list.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If not, we may exclude the Proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

Jane Kamenz

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Mark Preisinger

Enclosures

RBC Wealth Management
A Division of RBC Capital Markets, LLC

SRI Wealth Management Group
345 California Street | Floor 29
San Francisco, CA 94104

November 10, 2011

To Whom It May Concern:

This is to confirm that the Cedar Tree Foundation is the beneficial owner of 7,600 shares of The Coca-Cola Corporation (KO) stock. We confirm that Cedar Tree Foundation has at least $2,000 in market value of the voting securities of The Coca-Cola Company and that these shares have been held continuously for at least one year, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

RBC Wealth Management is a division of RBC Capital Markets Corporation, LLC. We are the manager of Cedar Tree Foundation and other clients' shares held in the account of our parent corporation.

Sincerely,

Catherine Chen, CIMA, AWM
First Vice President – Financial Consultant
SRI Wealth Management Group
RBC Wealth Management
A Division of RBC Capital Markets, LLC

RBC Wealth Management
A Division of RBC Capital Markets, LLC

345 California Street | Floor 29
San Francisco, CA 94104

11/10/2011

To Whom It May Concern:

This letter is to confirm that RBC Wealth Management, a subsidiary of RBC Capital Markets LLC is the custodian for shares held at ***Coca-Cola Company.***, as specified in the attached letter.

These shares are held at Depository Trust Company under RBC Capital Markets LLC.

Sincerely,

Manny Calayag
Vice President – Assistant Complex Manager
RBC Wealth Management
A division of RBC Capital Markets, LLC

<u>**Exhibit C**</u>

Copy of the Company Website Information

The Coca-Cola Company

Bisphenol A (BPA) Assessment

Our Company occasionally receives inquiries about the use of Bisphenol A, or BPA, in the inside coatings of the aluminum cans we use to package Coca-Cola beverages. We have had many discussions with advocacy groups, consumers, shareowners, scientists, government regulators, elected officials, suppliers and others about aluminum can safety. We have been very transparent with these stakeholders, disclosing to them all non-proprietary information. Also, all of the information we can share at this time is available in this assessment and on the Company's website. We will update this information if and when there are any significant developments.

We take these inquiries and discussions seriously, and have developed the following assessment on the topic to assure any stakeholder focused on BPA that our products are safe and that our Company is being both proactive and ardently engaged with respect to packaging innovations.

The Coca-Cola Company's Commitment to Offering Safe, Quality Products

Ensuring the safety and quality of our products is an unending commitment for The Coca-Cola Company and our topmost duty to our consumers worldwide. This includes a commitment to using safe packaging materials for our products around the world.

The Coca-Cola Company takes our commitment to using safe packaging materials very seriously. We have rigorous standards and practices in place at each stage of our beverage manufacturing process to ensure consistent safety and quality for all our products and packaging.

All components of our containers that come into contact with our products undergo safety assessments and stringent testing and must be permitted for use by the U.S. Food and Drug Administration (U.S. FDA) or other relevant health authorities in all of the countries in which our products are sold.

Coca-Cola Packaging and BPA

All of our products, regardless of the type of packaging used, are safe.

Independent scientists have thoroughly reviewed the data and have assured us that our beverage cans pose no public health risk. Our own scientists also have reviewed the data and are confident about our packaging safety. In addition, the scientific body of evidence has been reviewed independently by several government regulatory agencies throughout the world. These regulatory bodies have repeatedly stated that current levels of exposure to BPA through beverage packaging pose no health risk to the general population, including children.

BPA is a chemical used worldwide in making thousands of materials, including some plastics, coatings, and adhesives. Virtually all metal cans used for food and beverage products are lined on the inside with a coating that uses BPA as a starting material. This coating guards against contamination and extends the shelf life of foods and beverages.

BPA is also used in the manufacture of shatter-resistant bottles, medical devices (including dental sealants), sports safety equipment and compact disc covers. It has been used for more than 50 years.

Aluminum can liners that use BPA are the industry standard and have been used safely for more than 50 years. In fact, they have improved food and beverage safety by providing protection against food-borne diseases.

Today, the only commercially viable lining systems for the mass production of aluminum beverage cans contain BPA. These can coatings have been approved by regulatory agencies worldwide and are the industry standard. They are safe, and we would not use them if we had any concerns about them.

It is important to note that our bottled water and plastic soft drink containers are made from polyethylene terephthalate (PET) plastic, which does not contain BPA.

Aluminum Can Safety

The Coca-Cola Company is very aware of the highly publicized concerns and viewpoints that have been expressed about BPA in recent years.

Our scientists, and the independent scientists with whom we have consulted, have thoroughly reviewed the data and have assured us that our beverage cans pose no public health risk. In addition, government regulators around the world have reviewed the science independently and have repeatedly stated that current levels of exposure to BPA through beverage packaging pose no health risk to the general population, including children.

Our top priority is to ensure the safety and quality of our products and packaging through rigorous standards that meet or exceed government requirements. If we had any concerns about the safety of our packaging, we would not use it.

The Coca-Cola Company

Bisphenol A (BPA) Assessment

A number of studies and reviews conducted in 2010 and 2011, including one study lauded by a leading endocrinologist as being "majestically scientific and cautious," support the prevailing evidence that BPA is safe for humans. **Click here** for information about these studies.

The clear scientific consensus is that there is no risk to the public from the miniscule amounts of BPA found in beverage cans.

That consensus is accurately reflected in the opinions expressed by those regulatory agencies whose missions and responsibilities are to protect the public's health.

Regulatory agencies in Australia, Canada, the European Union, Japan, New Zealand and the United States all have conducted extensive reviews and determined that current levels of exposure to BPA through food and beverage packaging do not pose a health risk to the general population. We believe it is reasonable and appropriate to take the lead from these agencies that regulate our business.

In 2010 and 2011, in response to the highly publicized controversy, some scientific and regulatory groups decided to undertake their own reviews of the existing literature.

- The German Society of Toxicology reviewed the complete body of research – some 5,000 studies – and concluded that BPA exposure represents no noteworthy risk to the health of the human population.
- The Japanese National Institute for Advanced Industrial Science and Technology; the World Health Organization/Food and Agriculture Organization (WHO/FAO); and the European Food Safety Authority (EFSA) also reviewed existing research in 2010 and came to the same conclusion. Learn more about the Japan, WHO/FAO and EFSA reviews.
- EFSA issued a statement in December 2011 reaffirming its position after reviewing a report by the French Agency for Food, Environmental and Occupational Health and Safety (ANSES) on BPA. EFSA noted that its risk assessment (which includes a hazard assessment) was based on the question at hand — the safety of BPA from foods – whereas ANSES conducted a hazard assessment only, which included non-dietary exposure to BPA. Read the full EFSA opinion.

In addition, three new studies (described further below), including one lauded by a leading endocrinologist as being "majestically scientific and cautious," support the prevailing evidence that BPA is safe for humans.

The Coca-Cola Company

Bisphenol A (BPA) Assessment

New Studies That Support The Consensus That BPA Is Safe For Humans

In 2011, the results of three newly published studies reinforced support for the consensus that current levels of exposure to BPA through food and beverage packaging do not pose a health risk to the general population.

- The U.S. Environmental Protection Agency funded one study that showed people intentionally fed diets with high BPA levels had lower levels of BPA in their blood serum than are associated with potentially adverse health effects. (S. Teeguarden, et.al. J.Tox Sci. June 2011)
- The U.S. FDA funded a study that showed animals receiving levels of BPA comparable to Europe's Total Daily Intake criteria had no adverse developmental effects. (S Ferguson et. al. Tox. & Appl. Pharm. 2011: Funded by the U.S. FDA)
- Research conducted at U.S. FDA's National Center for Toxicological Research provided additional evidence that when BPA is ingested, it is metabolized rapidly to compounds that are biologically inactive. (D. Doerge et. al. J. Tox. Sci. August 2011: Funded by the U.S. FDA).

We will continue to monitor and assess the research, regulatory environment, consumer and shareowner interest, and business impacts associated with BPA. In addition, we are closely monitoring public policy discussions and developments and are working with various stakeholders and industry organizations to communicate about the scientific consensus on the safety of BPA.

Alternatives To Can Liners Containing BPA

We continuously look for alternatives to improve our packaging, while maintaining its safety and quality. That's a good business practice that benefits our consumers, our shareowners and our Company. We are balancing the need to address some public perceptions of BPA with the need to be thoughtful, careful stewards of the safety, quality and performance of our products and packaging.

To that end, our chemists, toxicologists and packaging experts are working closely with a network of packaging suppliers – which includes companies that make aluminum beverage cans, companies that make liners for aluminum beverage cans and companies that adhere the linings to the cans – that are all seeking alternatives to can liners containing BPA. We also are working with leading-edge technology companies and research organizations to develop innovations in can linings.

All packaging components that come into contact with food or beverages must undergo safety assessments and stringent testing to be permitted for use by the U.S. FDA or other applicable regulatory authorities.

The Coca-Cola Company

Bisphenol A (BPA) Assessment

Any new material, assuming it has all necessary regulatory approvals, also would have to meet our requirements for safety, quality, taste and performance. We would not replace a packaging material we are confident is safe with one that is not proven or effective.

We are aware that a limited number of metal can producers are using an older generation of can lining material as an alternative for some specialty products. Such alternatives do not work for the mass production of aluminum beverage cans, and they do not work for all types of food or beverages.

Efforts To Find A Replacement For Liners Containing BPA

We are confident that all of our packaging is safe. We also recognize that some of our consumers and shareowners have expressed concerns and initiated campaigns to legislate alternatives to can linings containing BPA. While we do not believe such action would be based on sound science, our continuous improvement efforts in this area will help ensure we are prepared for any eventuality so that we can protect our business and our shareowner's interests.

The Coca-Cola Company does not make aluminum cans or epoxy liners – but we are working with a number of packaging suppliers, leading-edge technology companies and research organizations that are seeking possible alternatives. Any new packaging would have to meet both regulatory standards for safety and our stringent requirements for safety, quality, taste and performance, so it is important that we work closely with them.

We have been considering more than a dozen possible options as alternatives to liners containing BPA. Our Company chemists, toxicologists and packaging specialists are working closely with their counterparts at suppliers' companies and research organizations to evaluate and test the safety and functionality of all options.

While we have been asked numerous times to share more information about these efforts, information about status, timelines and materials and processes being evaluated is proprietary to our suppliers' businesses and to their suppliers, and we are not in a position to divulge it.

While we believe our role in this process is important, the metal packaging industry is highly standardized and we are just one company involved in this process.

The Coca-Cola Company

Bisphenol A (BPA) Assessment

Where can I get more information?

More information on BPA can be found on the following organizations' websites.

American Beverage Association
American Chemistry Council
American Council on Science and Health
European Food Safety Authority
Grocery Manufacturers Association
North American Metal Packaging Alliance
U.S. Food and Drug Administration

Excerpt from Company website:
www.thecoca-colacompany.com/contactus/faq/packaging.html

FAQs - Products & Packaging

8. Are your products safe to consume if they are in aluminum cans with liners containing BPA?

All of our products, regardless of the type of packaging used, are safe.

Independent scientists have thoroughly reviewed the data and have assured us that our beverage cans pose no public health risk. Our own scientists also have reviewed the data and are confident about our packaging safety. In addition, the scientific body of evidence has been reviewed independently by several government regulators throughout the world. These regulators have repeatedly stated that current levels of exposure to Bisphenol A (BPA) through beverage packaging pose no health risk to the general population, including children.

Aluminum can liners that use BPA are the industry standard and have been used safely for more than 50 years. In fact, they have improved food and beverage safety by providing protection against food-borne diseases.

A number of studies and reviews conducted in 2010 and 2011, including one study lauded by a leading endocrinologist as being "majestically scientific and cautious," support the prevailing evidence that BPA is safe for humans. Learn more about these studies.

Our top priority is to ensure the safety and quality of our products and packaging through rigorous standards that meet or exceed government requirements. If we had any concerns about the safety of our packaging, we would not use it.

Learn More

The Coca-Cola Company

Aluminum Can Safety


Coca-Cola

The Coca-Cola Company is very aware of the highly publicized concerns and viewpoints that have been expressed about Bisphenol A (BPA) in recent years. In fact, we have had many discussions with advocacy groups, consumers, scientists, government regulators, elected officials, suppliers and others about Coca-Cola and other aluminum cans lined with BPA.

Our scientists, and the independent scientists with whom we have consulted, have thoroughly reviewed the data and have assured us that our beverage cans pose no public health risk. In addition, government regulators around the world have reviewed the science independently and have repeatedly stated that current levels of exposure to BPA through beverage packaging pose no health risk to the general population, including children.

Our top priority is to ensure the safety and quality of our products and packaging through rigorous standards that meet or exceed government requirements. If we had any concerns about the safety of our packaging, we would not use it.

In all of our discussions with stakeholders we have been very transparent and fully disclosed non-proprietary information to assure them that our products are safe. At the same time, we also are prepared to protect our business in any eventuality. All of the information we can share at this time is available here as well as through our assessment document. We encourage our consumers, shareowners, and other stakeholders to review this information as we want them to be as confident in the safety of our products as we are. We will update this information if and when there are any significant developments.

Why do you maintain that the levels of BPA found in aluminum Coke cans are safe?

The clear scientific consensus is that there is no risk to the public from the miniscule amounts of BPA found in Coca-Cola or other beverage cans.

That consensus is accurately reflected in the opinions expressed by those regulatory agencies whose missions and responsibilities are to protect the public's health.

Regulatory agencies in Australia, Canada, the European Union, Japan, New Zealand and the United States all have conducted extensive reviews and determined that current levels of exposure to BPA through food and beverage packaging do not pose a health risk to the general population. We believe it is reasonable and appropriate to take the lead from these agencies that regulate our business.

In 2010 and 2011, in response to the highly publicized controversy, some scientific and regulatory groups decided to undertake their own reviews of the existing literature.

- The German Society of Toxicology reviewed the complete body of research – some 5,000 studies – and concluded that BPA exposure represents no noteworthy risk to the health of the human population.
- The Japanese National Institute for Advanced Industrial Science and Technology; the World Health Organization/Food and Agriculture Organization (WHO/FAO); and the European Food Safety Authority (EFSA) also reviewed existing research in 2010 and came to the same conclusion. Learn more about the Japan, WHO/FAO and EFSA reviews.
- EFSA issued a statement in December 2011 reaffirming its position after reviewing a report by the French Agency for Food, Environmental and Occupational Health and Safety (ANSES) on BPA. EFSA noted that its risk assessment (which includes a hazard assessment) was based on the question at hand — the safety of BPA from foods – whereas ANSES conducted a hazard assessment only, which included non-dietary exposure to BPA . Read the full EFSA opinion.

In addition, three new studies (described below), including one lauded by a leading endocrinologist as being "majestically scientific and cautious," support the prevailing evidence that BPA is safe for humans.

Can you share details of the new studies that support the consensus that BPA is safe for humans?

Yes. In 2011, the results of three newly published studies reinforced support for the consensus that current levels of exposure to BPA through food and beverage packaging do not pose a health risk to the general population.

- The U.S. Environmental Protection Agency funded one study that showed people intentionally fed diets with high BPA levels had lower levels of BPA in their blood serum than are associated with potentially adverse health effects. (S. Teeguarden, et.al. J.Tox Sci. June 2011)
- The U.S. Food and Drug Administration (U.S. FDA) funded a study that showed animals receiving levels of BPA comparable to Europe's Total Daily Intake criteria had no adverse developmental effects. (S Ferguson et. al. Tox. & Appl. Pharm. 2011; Funded by the U.S. FDA)
- Research conducted at FDA's National Center for Toxicological Research provided additional evidence that when BPA is ingested, it is metabolized rapidly to compounds that are biologically inactive. (D. Doerge et. al. J. Tox. Sci. August 2011; Funded by the U.S. FDA).

We will continue to monitor and assess the research, regulatory environment, consumer and shareowner interest, and business impacts associated with BPA. In addition, we are closely monitoring public policy discussions and developments and are working with various stakeholders and industry organizations to communicate about the scientific consensus on the safety of BPA.

Why is BPA in Coke can liners?

BPA is a chemical used worldwide in making thousands of materials, including some plastics, coatings, and adhesives. Virtually all metal cans used for food and beverage products are lined on the inside with a coating that uses BPA as a starting material. This coating guards against contamination and extends the shelf life of foods and beverages.

BPA is also used in the manufacture of shatter-resistant bottles, medical devices (including dental sealants), sports safety equipment and compact disc covers. It has been used for more than 50 years.

We are aware that a limited number of metal can producers are using an older generation of can lining material as an alternative for some specialty products. Such alternatives do not work for the mass production of aluminum beverage cans, and they do not work for all types of food or beverages.

Is BPA found in your PET plastic bottles?

No. Our bottled water and plastic soft drink containers are made from polyethylene terephthalate (PET) plastic, which does not contain BPA.

Are you looking for alternatives to can liners with BPA for Coca-Cola or other beverage cans?

We continuously look for alternatives to improve our packaging, while maintaining its safety and quality. That's a good business practice that benefits our consumers, our shareowners and our Company. We are balancing the need to address some public perceptions of BPA with the need to be thoughtful, careful stewards of the safety, quality and performance of our products and packaging.

To that end, our chemists, toxicologists and packaging experts are working closely with a network of packaging suppliers – which includes companies that make aluminum beverage cans, companies that make liners for aluminum beverage cans and companies that adhere the linings to the cans – that are all seeking alternatives to can liners containing BPA. We also are working with leading-edge technology companies and research organizations to develop innovations in can linings.

All packaging components that come into contact with food or beverages must undergo safety assessments and stringent testing to be permitted for use by the U.S. FDA or other applicable regulatory authorities.

Any new material, assuming it has all necessary regulatory approvals, also would have to meet our requirements for safety, quality, taste and performance. We would not replace a packaging material we are confident is safe with one that is not proven or effective.

Why hasn't Coca-Cola shared more details about your efforts to find a replacement for liners containing BPA?

The Coca-Cola Company does not make aluminum cans or epoxy liners – but we are working with a number of packaging suppliers, leading-edge technology companies and research organizations that are developing possible alternatives. Any new packaging would have to meet both regulatory standards for safety and our requirements for safety, quality, taste and performance, so it is important that our chemists, toxicologists and packaging experts work closely with these parties.

While we have been asked numerous times to share more information about these efforts, information about status, timelines, materials and processes being evaluated is proprietary to our suppliers' businesses and to their suppliers, and we are not in a position to divulge it.

While we believe our role in this process is important, the metal packaging industry is highly standardized and we are just one company involved in this process.

If you are convinced liners containing BPA are safe for Coke and other beverage cans, why are you working with your suppliers to look for alternatives?

We are confident that all of our packaging is safe. We also recognize that some of our consumers and shareowners have expressed concerns and initiated campaigns to legislate alternatives to can linings containing BPA. While we do not believe such action would be based on sound science, our continuous improvement efforts in this area will help ensure we are prepared for any eventuality so that we can protect our business and our consumers' and shareowners' interests.

I've read reports that your shareowners have submitted proposals asking you to eliminate BPA from your cans and you have refused to do so. Is that true?

No. The requests from a few of our shareowners, submitted as Shareowner Proposals at our 2010 and 2011 Annual Meetings, were to create a report on our efforts at Coca-Cola to find an alternative to can liners with BPA. Our position relative to the production of such a report has been publicly available in our Proxy Statements, which can be accessed on our website.

It is also important to note that about 75 percent of the votes cast by our shareowners for the 2011 Annual Meeting were against the proposal for a report.

Why don't you do the report that certain shareowners requested?

All non-proprietary information that could be included is already available here on the Company's website. Information on the materials, status, testing, and timelines would be proprietary to our suppliers' businesses and to their suppliers.

We therefore believe we have substantially implemented the proposal that these shareowners submitted.

Click to see the full comments on these shareowner proposals in our 2010 and 2011 Proxy statements.

What will you do if regulators decide to ban BPA in aluminum cans?

We respect the regulators and will abide by any decisions that they make. We trust that any actions will be based on sound science.

Where can I get more information?

More information on BPA can be found on the following organizations' websites.

American Beverage Association

American Chemistry Council

American Council on Science and Health

European Food Safety Authority

Grocery Manufacturers Association

North American Metal Packaging Alliance

U.S. Food and Drug Administration

Excerpt from Risk Factor Section of
Company's Annual Report on Form 10-K
For the Year Ended December 31, 2010

Changes in, or failure to comply with, the laws and regulations applicable to our products or our business operations could increase our costs or reduce our net operating revenues.

Our Company's business is subject to various laws and regulations in the numerous countries throughout the world in which we do business, including laws and regulations relating to competition, product safety, advertising and labeling, container deposits, recycling or stewardship, the protection of the environment, and employment and labor practices. In the United States, the production, distribution and sale of many of our products are subject to, among others, the Federal Food, Drug, and Cosmetic Act, the Federal Trade Commission Act, the Lanham Act, state consumer protection laws, the Occupational Safety and Health Act, various environmental statutes, as well as various state and local statutes and regulations. Outside the United States, the production, distribution, sale, advertising and labeling of many of our products are also subject to various laws and regulations. Changes in applicable laws or regulations or evolving interpretations thereof, including increased government regulations to limit carbon dioxide and other greenhouse gas emissions as a result of concern over climate change or to limit or eliminate the use of bisphenol-A, or BPA (an odorless, tasteless food-grade chemical commonly used in the food and beverage industries as a component in the coating of the interior of cans), may result in increased compliance costs, capital expenditures and other financial obligations for us and our bottling partners, which could affect our profitability or impede the production or distribution of our products, which could affect our net operating revenues. In addition, failure to comply with environmental, health or safety requirements and other applicable laws or regulations could result in the assessment of damages, the imposition of penalties, suspension of production, changes to equipment or processes or a cessation of operations at our or our bottling partners' facilities, as well as damage to our and the Coca-Cola system's image and reputation, all of which could harm our and the Coca-Cola system's profitability.

January 27, 2012

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

BY EMAIL (shareholderproposals@sec.gov)

Re: Domini Proposal to Coca-Cola Requesting a report on the Company's use of BPA

Dear Ladies and Gentlemen:

I am writing on behalf of Domini Social Investments LLC, Trillium Asset Management on behalf of Louise Rice, Benedictine Sisters of Boerne, Texas and As You Sow Foundation on behalf of Cedar Tree Foundation ("the Proponents") in response to a letter from the Coca-Cola Co. ("the Company"), dated December 16, 2011, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal from the Company's proxy materials ("the Proposal", attached as Exhibit A). The Company argues that the Proposal may properly be excluded from the Company's materials pursuant to Rule 14a-8(i)(10).

I emailed Staff on January 13 to say that I would submit my response the following week, and requested that I be notified if Staff intended to respond to the Company's request earlier. I regret that I was unable to meet that deadline. In the absence of my response, SEC Staff granted the Company's no-action request. *The Coca-Cola Co.* (January 25, 2012).

We do not believe the Company has carried its burden of proof to demonstrate that the Proposal may be excluded based on Rule 14a8(i)(10), and respectfully request that Staff reconsider its determination. We strongly believe that the Company's request for no-action relief should be denied.

I. Summary

The Proposal's resolved clause reads as follows:

> "Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA."

The Company has published a report on its website entitled "Bisphenol A (BPA) Assessment" ("the Assessment Report", or "the Report"). The Company has also published two additional sections of its website, including a brief excerpt from its FAQ section,[1] and a section labeled "Aluminum Can Safety,"[2] The Company also provides a brief mention of BPA in its Form 10-K. Together, the Company argues that these materials substantially implement the Proposal. The Aluminum Can Safety page and the Assessment Report are virtually identical, with slightly more information provided in the latter. (These materials are provided as Exhibits to the Company's no-action request, which is attached as Exhibit B).

The Proposal's core request relates to the Company's response to the "public policy challenges associated with BPA." The Proposal's supporting statement includes the following references to these specific public policy challenges:

> ... ten US states and several local governments have banned BPA in children's reusable food and beverage containers. The European Union, China and Malaysia instituted bans on BPA in baby bottles in 2011. Canada added BPA to its list of toxic substances in 2010. Japan took BPA out of can linings in the 1990's.
>
> Proponents believe the use of BPA poses regulatory, reputational and legal risk. More than 20 states and multiple federal bills have introduced legislation to ban or limit the use of BPA. Coca-Cola has received considerable media coverage over its use of BPA. Health organizations including the Breast Cancer Fund have conducted high profile consumer campaigns targeting food companies over their use of BPA in their can linings. Class action lawsuits against other companies contend that manufacturers and retailers failed to adequately disclose BPA's risks.

The Company's reporting does not substantially address these concerns. Although the Company cites BPA regulation as a material risk in its 10-K, neither the 10-K nor the Company's Assessment Report names a single piece of legislation or regulatory action related to BPA. Furthermore, the Proponents believe that the Assessment Report, as discussed below, presents a misleading view of the safety of BPA and the present regulatory and legislative environment. Finally, the Company's published materials on BPA provide very little information on specific steps the Company is taking to address these public policy challenges, and the information that is provided is vague.

In summary:

- The Assessment Report does not address the public policy elements of the Proposal with any specificity. This is the core of the Proposal's request.

- Although the Proposal does not seek a report on the science of BPA, the Company claims that communicating the 'consensus' scientific view is its strategy to preserve public trust and is therefore responsive. The Company's discussion of the science of BPA constitutes the bulk of its Report. As discussed below, and as stated in the Proposal itself, we believe the Company's discussion of the science to be materially misleading. **The Company's presentation of the science colors the entire report, rendering the entire report misleading.** As discussed below, the Assessment Report makes no reference at all to any health risks, repeatedly assuring the reader that the Company's use of this

[1] *www.thecoca-colacompany.com/contactus/faq/packaging.html*
[2] http://www.thecoca-colacompany.com/contactus/faq/coca-cola-bpa.html

chemical poses no risk to the general public, including children. Proponents believe that the Company's description of the scientific "consensus" on BPA is at odds with a number of leading authorities, including the President's Cancer Panel, the American Medical Association, the Endocrine Society and the Food and Drug Administration. Proponents also believe that the Company implicitly misrepresents the current position of the FDA on the safety of BPA.

- The Company's risk disclosure is inadequate and misleading. The Company has provided notice that changes in BPA regulation could present a material risk, but has not sought to quantify the risk, or discuss its likelihood or imminence. It has, in fact, dramatically downplayed the risks. In addition, no information is provided to understand how the Company evaluated these risks, who was involved, or what factors were considered.
- The Assessment Report contains very little substantive information, consisting primarily of bald assertions of safety.

As discussed below, the information the Company has disclosed is extremely thin and, in the view of the Proponents, materially misleading, demonstrating that the Company has not "substantially" implemented the Proposal's request.

II. The Assessment Report is Materially Misleading

The Assessment Report states that the "clear scientific consensus is that there is no risk to the public from the miniscule amounts of BPA found in beverage cans." This view is repeated throughout the Report in various formulations. The Company is entitled to express its own view of the safety of BPA, but the Company has chosen to present the "consensus" view of scientists and regulators around the world. In doing so, the Company has omitted any viewpoints that diverge from the Company's firm assertions of absolute safety. We believe that these omissions are significant enough to render the entire Report materially misleading.

The Assessment Report appears to be designed to persuade the reader of the Company's point of view, rather than to provide a balanced assessment of the various risks of BPA. For example, a statement that one recent study was "majestically scientific" is repeated three times in the Report. No studies that contradict the Company's view are cited or referenced, although there are many such studies. There is also significant padding in the report, with assertions repeated either verbatim, or with slight variations throughout. For example, the last paragraph on page 1 of the Report is repeated, almost verbatim, towards the bottom of page 2 (next to last paragraph). Most of the fourth and fifth paragraphs of page 5 are repeated text from page 4. The Report does not represent a serious attempt to either present a balanced view of the science or to "substantially" implement the Proposal.

There are a number of authoritative statements on the safety of BPA that contradict the Company's presentation of the "consensus." The Report does not mention that the President's Cancer Panel, the Food and Drug Administration ("FDA"), the American Medical Association, the Endocrine Society, and the U.S. Department of Health and Human Services have all expressed concerns about the safety of BPA. In addition, as discussed below, the Assessment Report mischaracterizes the position of the Food and Agriculture Organization/World Health Organization ("FAO/WHO") Expert Panel on BPA.

The Company makes no mention of the series of high-profile bans of plastic bottles and "sippy cups" for young children containing BPA. Although the Report does not recognize any health concerns relating to any use of BPA, the Company's reference to the "miniscule" amounts of BPA found in beverage cans is apparently designed to distinguish the Company's use of BPA from BPA found in these banned products. In doing so, the Company fails to acknowledge the series of scientific studies that have found negative effects from "low-dose" exposure to BPA. The Company also fails to note that the Food and Drug Administration has shifted its position on BPA based on these studies, and that the European Food Safety Administration, discussed in the Report, recognized "uncertainties" in BPA science based on these studies.

If there is indeed a "clear" scientific consensus on the safety of BPA, Proponents find it difficult to reconcile the Company's view with the following competing, and authoritative views, none of which are mentioned in the Company's Assessment Report:

- In the 2007 **Chapel Hill Bisphenol A Expert Panel Consensus Statement**, funded by the National Institutes of Health, 38 independent specialists in BPA toxicity from around the world concluded that BPA presents a clear risk to human health.[3]

- The **President's Cancer Panel**, a panel of experts established in 1971 to review America's cancer program and report directly to the President of the United States, declared BPA a "chemical of concern" in its 2009 annual report on environmental cancer risks, and warned that "over the past decade, more than 130 studies have linked BPA to breast cancer, obesity, and other disorders."[4] In a *New York Times* op-ed reviewing the Panel's findings on chemicals and cancer risks, Nicholas Kristof referred to the Panel as "the Mount Everest of the medical mainstream" and, in the event that the Panel be accused of playing politics with the science, noted that two of the Panel's three experts were appointed by President George W. Bush.[5]

- In January 2010, the U.S. **Food and Drug Administration (FDA)** changed its position on BPA noting that "... on the basis of results from recent studies using novel approaches to test for subtle effects, both the National Toxicology Program at the National Institutes of Health and FDA have **some concern** about the potential effects of BPA on the brain, behavior, and prostate gland in fetuses, infants, and young children." (emphasis added) The FDA announced it was taking steps to help reduce human exposure in the food supply.[6]

- Concerns about the health impacts of BPA, particularly on developing fetuses and young children, have led Canada, the European Union, Denmark, France and China to ban BPA in baby bottles. In addition, Connecticut, Vermont, Maryland, Washington, Minnesota, Wisconsin, New York and Massachusetts have banned BPA in baby bottles and sippy cups. Representative Edward J. Markey (D-Mass.), senior member of the House Energy and Commerce Committee which has jurisdiction over the Food and Drug Administration (FDA), has re-introduced legislation to prohibit the use of BPA in all food and beverage containers.[7]

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[3] http://www.ewg.org/files/BPAConsensus.pdf
[4] 2008-2009 Annual Report, President's Cancer Panel: *Reducing Environmental Cancer Risk: What We Can Do Now* at 52 (April 2010, U.S. Department of Health and Human Services, National Institutes of Health, National Cancer Institute) http://deainfo.nci.nih.gov/advisory/pcp/annualReports/pcp08-09rpt/PCP_Report_08-09_508.pdf
[5] http://www.nytimes.com/2010/05/06/opinion/06kristof.html
[6] http://www.fda.gov/NewsEvents/PublicHealthFocus/ucm197739.htm

[7] http://markey.house.gov/press-release/jan-25-2011-markey-calls-100-ban-bpa-food-beverage-containers

- According to prominent experts Samuel S. Epstein, M.D. and Gail S. Prins, Ph.D., "The June 2009 Endocrine Disruption Act authorized the National Institute of Environmental Health Science 'to coordinate' research on hormone disruption to prevent exposure to chemicals 'that can undermine the development of children before they are born and cause lifelong impairment of their health and function.' This Bill was supported by public health, consumer and children's advocacy groups, and further strengthened by California's Senator Dianne Feinstein's legislation to ban BPA from food and beverage containers. Of major relevance, this legislation has also been endorsed by the April 2010 President's Cancer Panel On 'Reducing Environmental Cancer Risk: What We Can Do Now,' 2008-2009 Annual Report. This further warns that 'to a disturbing extent, babies are born pre-polluted.'" Their joint article in the Huffington Post provides a useful review of scientific concerns regarding BPA.[8]

- According to the **American Medical Association ("AMA")**, "although BPA is firmly established as an endocrine disruptor that can induce a variety of adverse effects in mammals, its safety continues to be disputed." On June 20, 2011, the AMA adopted a policy "recognizing BPA as an endocrine-disrupting agent and urging that BPA-containing products with the potential for human exposure be clearly identified. The new policy also supports ongoing industry actions to stop producing BPA-containing baby bottles and infant feeding cups and support a ban on the sale of such products." The AMA would also like to see better federal oversight of BPA. [9] The AMA adopted a report issued by the Council on Science and Public Health on BPA. According to a representative of the Council, "Biomonitoring studies of urine and blood have revealed human exposure to BPA to be nearly ubiquitous, with most of the exposure based on dietary intake. Accordingly, it is appropriate to take measures to limit human exposure, especially during critical periods of development." The report stresses the importance of the Food and Drug Administration to "actively incorporate current science into the regulation of food and beverage BPA-containing products."[10]

- According to **the Endocrine Society**, "Past animal studies show that bisphenol A, or BPA, can have harmful effects on the reproductive, nervous and immune systems. Also, a study in humans reported [in 2008] found an increased prevalence of cardiovascular disease in people with high levels of BPA in the urine."[11] The Endocrine Society released an extensive "Scientific Statement" on endocrine-disrupting chemicals in 2009. The report lists BPA as an endocrine-disrupting chemical linked to a variety of specific male and female reproductive disorders.[12] Although the Endocrine Society is "the world's oldest, largest and most active organization dedicated to research on hormones and the clinical practice of endocrinology", the Society is not mentioned in the Assessment Report. [13]

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[8] http://www.huffingtonpost.com/samuel-s-epstein/presidents-cancer-panel-w_b_566541.html

[9] http://www.ama-assn.org/ama/pub/news/news/2011-new-policies-adopted.page

[10] Pamela Lewis Dolan, *AMA supports tighter restrictions on products containing BPA: The move comes in the wake of numerous studies detailing the dangers of the organic compound* (July 4, 2011), available at http://www.ama-assn.org/amednews/2011/07/04/prsg0704.htm

[11] http://www.endo-society.org/media/press/upload/BELCHER_FINAL.pdf

[12] Endocrine-Disrupting Chemicals: An Endocrine Society Scientific Statement (2009, The Endocrine Society), http://www.endo-society.org/journals/scientificstatements/upload/edc_scientific_statement.pdf

[13] According to its website, "Founded in 1916, The Endocrine Society is the world's oldest, largest, and most active organization devoted to research on hormones and the clinical practice of endocrinology. The Society works to foster a greater understanding of endocrinology amongst the general public and practitioners of complementary medical disciplines and to promote the interests of all endocrinologists at the national scientific research and health

- A 2009 study funded by the **National Institutes of Health** found that low-dose BPA and estrogen can act alone or in combination to increase harmful heart arrhythmias in female rats and mice.[14]

- A 2011 study published in the journal *Pediatrics* and funded by the Environmental Protection Agency and the National Institute of Environmental Health Sciences concluded that mothers with high levels of bisphenol A (BPA) in their urine were more likely to report that their children were hyperactive, aggressive, anxious, depressed and less in control of their emotions than mothers with low levels of the chemical.[15]

- **The U.S. government is advising consumers to reduce their exposure to BPA.** In addition to the FDA and the President's Cancer Panel, the **US Dept of Health and Human Services** notes special concerns for young children, but also recommends that adults and older children "should follow reasonable food preparation practices to reduce exposure to BPA." According to the Department "It is clear that the government and scientists and doctors need more research to better understand the potential human health effects of exposure to BPA, especially when it comes to the impact of BPA exposure on young children."[16]

- In addition to the health risks presented by BPA, there are environmental concerns as well. The **Environmental Protection Agency** reports that it is considering "initiating rulemaking under section 5(b)(4) of the Toxic Substances Control Act (TSCA) to identify BPA on the Concern List as a substance that may present an unreasonable risk of injury to the environment on the basis of its potential for long-term adverse effects on growth, reproduction and development in aquatic species at concentrations similar to those found in the environment. A notice of proposed rulemaking is currently pending interagency review at the Office of Management and Budget (OMB)."[17]

- In 2009, in a letter to Senator Feinstein and Representative Markey, **sixty-six environmental and public health organizations requested that BPA be banned from all food and beverage**

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policy levels of government.... The Endocrine Society is an international body with more than 15,000 members from over 100 countries. The Society's diverse membership represents medicine, molecular and cellular biology, biochemistry, physiology, genetics, immunology, education, industry and allied health fields. Members of The Endocrine Society represent the full range of disciplines associated with endocrinologists...." http://www.endo-society.org/about/

[14]Id., and
http://www.sciencenews.org/view/generic/id/44577/title/Science_%2B_the_Public__More_troubling_news_about_BPA
[15] http://www.washingtonpost.com/business/economy/study-links-bpa-exposure-in-womb-to-behavior-problems-in-toddler-girls/2011/10/24/gIQA6ihRDM_story.html

[16] "Q: Should adults be concerned about exposure to BPA? A: Concern over potential harm from BPA is highest for young children, because their bodies are early in development and have immature systems for detoxifying chemicals. Adults and older children should follow reasonable food preparation practices to reduce exposure to BPA. The National Institutes of Health is supporting additional studies to better understand BPA and adults." http://www.hhs.gov/safety/bpa/

[17] http://www.epa.gov/oppt/existingchemicals/pubs/actionplans/bpa.html

containers. The coalition included a number of prominent national organizations, such as Greenpeace, Friends of the Earth, Environmental Working Group, Natural Resources Defense Council and Physicians for Social Responsibility, and many smaller organizations from across the country.[18]

The Assessment Report makes no mention of any health or environmental risks associated with BPA, or any regulatory action, pending legislation or public opposition to BPA. The word "estrogenic" or the term "endocrine-disrupting" cannot be found in the Report. The Report also makes no reference to the President's Cancer Panel, the AMA, the EPA, the Endocrine Society or the U.S. Department of Health and Human Services. The Assessment Report refers to the FDA, but does not note that the FDA has changed its position on BPA.

The Assessment Report Implicitly Misrepresents the Current Position of the FDA

Perhaps the most significant omission from the Assessment Report is the FDA's current position on BPA. According to the Assessment Report:

> "government regulatory agencies throughout the world .... [h]ave repeatedly stated that current levels of exposure to BPA through beverage packaging pose no health risk to the general population, including children. .... Regulatory agencies in ... the United States ... have conducted extensive reviews and determined that current levels of exposure to BPA through food and beverage packaging do not pose a health risk to the general population." (*Assessment Report* at 1-2, and 3) (*ellipses represent omissions of other jurisdictions*)

Proponents believe that this statement, as applied to the primary relevant regulator in the United States, the FDA, is false and misleading. The President's Cancer Panel described the evolution of the FDA's position: "in 2008, the FDA ruled that BPA is safe even for infants, based on selected studies, some of which were industry-sponsored, and what is alleged to have been undue influence by industry lobbyists. FDA's safety assessment was rejected by a March 2009 consortium of international experts from academia, government, and industry as incomplete and unreliable because it failed to consider all of the scientific work relating to BPA."[19] In 2010 the FDA changed its position on the safety of BPA. According to the FDA's website:

> "Studies employing standardized toxicity tests have thus far supported the safety of current low levels of human exposure to BPA. However, on the basis of results from recent studies using novel approaches to test for subtle effects, both the National Toxicology Program at the National Institutes of Health and FDA have some concern about the potential effects of BPA on the brain, behavior, and prostate gland in fetuses, infants, and young children. In cooperation with the National Toxicology Program, FDA's National Center for Toxicological Research is carrying out in-depth studies to answer key questions and clarify uncertainties about the risks of BPA.
>
> At this interim stage, **FDA shares the perspective of the National Toxicology Program that recent studies provide reason for some concern about the potential effects of BPA on the brain, behavior, and prostate gland of fetuses, infants and children.**

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[18] http://ewg.org/BPA/EWG-and-Groups-Across-the-Country-Support-a-Ban-of-BPA

[19] President's Cancer Panel: *Reducing Environmental Cancer Risk: What We Can Do Now* at 73, citations omitted.

... FDA is pursuing additional studies to address the uncertainties in the findings, ... and supporting a shift to a more robust regulatory framework for oversight of BPA to be able to respond quickly, if necessary, to protect the public.

In addition, FDA is supporting reasonable steps to reduce human exposure to BPA, including actions by industry and recommendations to consumers on food preparation."[20] (*emphasis added*)

The FDA's evaluation was based on the National Toxicology Program's report on BPA ("NTP study"), which is also not mentioned in the Assessment Report. The NTP study expressed "*some concern* for effects on the brain, behavior, and prostate gland in fetuses, infants, and children at current human exposures to bisphenol A." (*emphasis added*) "Some concern" is a term of art used by the NTP. The "some concern" finding falls in the middle of a five-point scale of *negligible concern, minimal concern, some concern, concern*, and *serious concern*. The NTP noted that the effects on animals of dosages similar to the low dosages humans receive, cannot be dismissed.[21] "Some concern" cannot be accurately translated as "no risk" or "safe."

The FDA therefore explicitly rejected a "no risk" appraisal of BPA when it adopted the NTP's conclusions. The FDA's current position on BPA is not noted in the Assessment Report, and is implicitly misrepresented by the statement that regulatory bodies have "repeatedly stated" that BPA is safe (*Assessment Report* at pages 1-2). We therefore respectfully submit that the Company's statements quoted above, when applied to the primary relevant regulator, are materially false and misleading.

In response to a lawsuit filed by the Natural Resources Defense Council, the FDA agreed to issue a formal determination regarding the safety of BPA by March 31, 2012. According to the *Washington Post*, the agreement, approved by U.S. District Judge Barbara S. Jones in New York, said the FDA's decision must be final and not a "tentative response."[22] Although the Company notes changing BPA regulation as a material risk in its 10-K, the Company provides no notice to investors that an FDA decision is imminent

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[20] *FDA's Current Perspective on BPA*, available at: http://www.fda.gov/NewsEvents/PublicHealthFocus/ucm197739.htm

[21] http://www.niehs.nih.gov/news/sya/sya-bpa/. The report is available at: The National Toxicology Program (NTP) Brief On Bisphenol A (BPA) (http://ntp.niehs.nih.gov/ntp/ohat/bisphenol/bisphenol.pdf). The NTP's other findings:

- The NTP has minimal concern for effects on the mammary gland and an earlier age for puberty for females in fetuses, infants, and children at current human exposures to bisphenol A.
- The NTP has negligible concern that exposure of pregnant women to bisphenol A will result in fetal or neonatal mortality, birth defects, or reduced birth weight and growth in their offspring.
- The NTP has negligible concern that exposure to bisphenol A will cause reproductive effects in non-occupationally exposed adults and minimal concern for workers exposed to higher levels in occupational settings.

22 Dina ElBoghdady, "*FDA agrees to determine safety of BPA*," Washington Post, December 7, 2011, available at http://www.washingtonpost.com/business/economy/fda-agrees-to-determine-safety-of-bpa/2011/12/07/gIQA3zzddO_story.html. See also, https://www.commondreams.org/newswire/2011/12/07-5

and, as noted above, does not report that the FDA has any concerns regarding BPA. Rather, the Company reports that the relevant regulators have "repeatedly" asserted BPA's safety.

Proponents respectfully submit that these are material omissions that render the entire report misleading.

MISCHARACTERIZED STUDIES

The Assessment Report cites four regulatory bodies that have reviewed the safety of BPA (*Assessment Report* at page 3). The Report quotes the German Society of Toxicology for the following proposition: "BPA exposure represents no noteworthy risk to the health of the human population." The Report then claims that several other regulatory and scientific bodies "came to the same conclusion." As discussed above, this statement is not true with respect to the FDA, the Endocrine Society, the AMA, the National Toxicology Program, the President's Cancer Panel or the U.S. Department of Health and Human Services. We believe this statement also misrepresents three of the agency reviews cited in the Assessment Report, as discussed below.

The Conclusions of the FAO/WHO Expert Panel are Mischaracterized

The Assessment Report claims that a Food and Agriculture Organization/World Health Organization ("FAO/WHO") report[23] came to the same conclusion as the German agency that BPA represents "no noteworthy risk to the health of the human population." The FAO/WHO study, however, said that "establishing a 'safe' exposure level for BPA continues to be hampered by a lack of [reliable] data." [24] The report notes a "potential for concern" if reported low-dose effects on human health can be confirmed and recommends additional research.[25] In particular, FAO/WHO stated that additional study on pre-natal exposure is a "high priority research need."[26]

The FAO/WHO report raised specific concerns presented by "low-dose" studies in its conclusions:

> "However, some emerging new end-points (sex-specific neurodevelopment, anxiety, preneoplastic changes in mammary glands and prostate in rats, impaired sperm parameters) in a few studies show associations at lower levels.
>
> - o The points of departure for these low-dose effects are close to the estimated human exposure, so there would be potential for concern if their toxicological significance were to be confirmed.
> - o However, it is difficult to interpret these findings, taking into account all available kinetic data and current understanding of classical estrogenic activity. However, new studies indicate that BPA may also act through other mechanisms.
> - o There is considerable uncertainty regarding the validity and relevance of these observations. While it would be premature to conclude that these evaluations provide a realistic estimate of the human health risk, given the uncertainties,

[23] Joint FAO/WHO Expert Meeting to Review Toxicological and Health Aspects of Bisphenol A. Summary Report including Report of Stakeholder Meeting on Bisphenol A. November 1-5, 2010, Ottawa, available at http://www.who.int/foodsafety/chem/chemicals/BPA_Summary2010.pdf.
[24] FAO/WHO Report at x.
[25] *Id.* at xi.
[26] *Id.* at 19.

these findings should drive the direction of future research with the objective of reducing this uncertainty."[27]

The FAO/WHO study summarized its "recommendations" as follows:

"The Expert Meeting identified a number of gaps in knowledge and provided a range of recommendations for the generation of further information and the design of new studies to better understand the risk to human health posed by BPA."[28]

Proponents believe that it is false and misleading to re-characterize this assessment as "no risk." All scientific endeavors involve degrees of uncertainty. Proof of harm has not been established. This cannot accurately be translated as proof of safety.[29]

The Assessment Report fails to note that EFSA also recognizes "uncertainties" about safety of BPA at low-dose levels

The Company cites two reports by the European Food Safety Authority (EFSA), claiming that EFSA came to the "same conclusion" as the German review quoted above. According to the first EFSA report, however, its recent review of BPA "could not yet consider in depth, the relevance for human health of new studies indicating toxicological effects of BPA in animals at low dose levels. New data due to be published from low dose studies conducted in the USA and exploring the uncertainties around BPA may further clarify issues."[30] Although the EFSA review did not result in a change to the legal allowable exposure to BPA in Europe, this statement clearly confirms that EFSA recognizes there are "uncertainties around BPA" that remain to be clarified.

The Company then cites a 2011 statement issued by EFSA, "reaffirming its position after reviewing a report by the French Agency for Food, Environmental and Occupational Health and Safety (ANSES) on BPA." (*Assessment Report* at 3) The Company correctly characterizes the distinction between the EFSA and ANSES reviews, but does not note the following language from the EFSA statement, which again acknowledges uncertainties around "low-dose" exposure to BPA:

"To further investigate the divergences between the conclusions of ANSES in 2011 and those of EFSA in 2010 and to identify the relevant uncertainties in the data, the CEF Panel has undertaken a preliminary review of the new literature emerging on BPA. ... In 2010 the Panel noted that some studies conducted on developing animals suggest certain BPA-related effects which were not sufficiently convincing to use as pivotal effects for risk assessment, but which the Panel considered could be of possible toxicological relevance. **Since then, additional studies related to these effects have become available, indicating effects of BPA in rodents at dose levels**

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[27] *Id.* at 30.
[28] *Id.* at xi.
[29] In the FAQ section of its website in response to the question "Are your products safe to consume if they are in aluminum cans with liners containing BPA?", the following statement is made; "Aluminum can liners that use BPA are the industry standard and have been used safely for more than 50 years. In fact, they have improved food and beverage safety by providing protection against food-borne diseases." This, and other statements of absolute safety made by the Company, in our view, express a far greater degree of certainty than the agencies and scientists studying the health effects of BPA.
[30] http://www.efsa.europa.eu/en/press/news/111201.htm

below the current NOAEL of 5 mg/kg bw/day. Uncertainties regarding the relevance to humans of these toxicological effects remain to be clarified. The Panel would need more time to review in depth these new studies. The Panel will reconsider its opinion following further evaluations of new studies and of new data from ongoing low dose studies." *(emphasis added)*[31]

Again, according to EFSA, the low-dose findings are not conclusive. The studies "remain to be clarified." But, according to the NTP study, they "cannot be disregarded."[32] In 2008, the FDA's draft assessment of risk for BPA excluded "low-dose" studies. In response, the Endocrine Society characterized these studies this way: "Many of the excluded endocrinological studies of low-dose effects are well designed, heavily reviewed, NIH-funded work. *This research is among the best in the world* and many of the results indicate effects at exposures substantially lower than those deemed safe in the FDA's draft assessment."[33] (*emphasis added*) It is misleading to cite a report to the effect that BPA is safe when the report itself acknowledges that "uncertainties remain" and further research is necessary.

The Company's position is that it has reviewed the science and has concluded that no public health risk is presented by the "miniscule" amount of BPA found in the Company's beverage cans. This position implicitly assumes that there is no risk from repeated exposure to BPA for consumers that drink Coca-Cola beverages several times a day. It also assumes that only exposure to higher doses of BPA presents any concerns. **All of the authorities cited above, however, have raised concerns based on a series of studies indicating that BPA may have negative health effects at very low levels of exposure. We believe that these are the studies that are most relevant for Coca-Cola's use of BPA, and these studies are not acknowledged at all in the Assessment Report.** The Company's use of the word "miniscule" is misleading without any reference to these "low-dose" studies.

The FDA's current position on BPA, the FAO/WHO conclusions cited above, and the important EFSA disclaimer cited above, cannot be reconciled with the Company's characterization of these reports, or the Company's description of the scientific consensus: "there is no risk to the public from the miniscule amounts of BPA found in beverage cans." The FDA, NTP, FAO/WHO and EFSA have all recommended further study to better understand the health risks of BPA based on concerns raised by "low-dose" studies.

If there is indeed a "clear" consensus on BPA, we would suggest that the US Department of Health and Human Services' statement on the matter is closer to the truth: "It is clear that the government and scientists and doctors need more research to better understand the potential human health effects of exposure to BPA, especially when it comes to the impact of BPA exposure on young children."[34] This statement, we should note, is far more conservative than the Chapel Hill Bisphenol A Expert Panel Consensus Statement cited above, which raised serious concerns.

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[31] http://www.efsa.europa.eu/en/efsajournal/doc/2475.pdf
[32] http://www.niehs.nih.gov/news/sya/sya-bpa/
[33] http://www.endo-society.org/media/press/2008/103108BPANewsRelease.cfm

[34] http://www.hhs.gov/safety/bpa/

For comparison purposes, Whole Foods has published a more balanced statement on BPA than the Company, discussing the FDA's current position and uncertainties regarding BPA's safety.[35]

III. The Company's discussion of risk is insufficient and misleading

The third element of the Proposal's request seeks a report on "any material risks to the company's market share or reputation in staying the course with continued use of BPA." The Company argues that its 10-K disclosure satisfies this element of the Proposal. Taken together, we believe the Company's discussion of the materiality of BPA regulation in its 10-K and in its Assessment Report is inadequate and materially misleading.

Proponents believe that the Company's 10-K disclosure must be read in conjunction with the Assessment Report, which dramatically downplays the risks associated with the Company's use of BPA. We were quite surprised to see, for example, that the Company made no mention of the fact that the FDA has shifted its position on BPA, or that the FDA is now set to make a formal determination of its safety by March 31. In addition, as discussed above, the Assessment Report does not name any pending legislation, although ten US states and several local governments have banned BPA in children's reusable food and beverage containers. The European Union, China and Malaysia instituted bans on BPA in baby bottles in 2011. Canada added BPA to its list of toxic substances in 2010. More than 20 states and multiple federal bills have introduced legislation to ban or limit the use of BPA. The Safe Chemicals Act has been introduced in the Senate.[36] The Supreme Court has held that a fact is material if there is a substantial likelihood that the fact would have been viewed by the reasonable investor as having significantly altered the "total mix" of information made available.[37] We believe that the inclusion of these facts would materially alter a reasonable investor's view of the information provided, and that these are, therefore, material omissions.

The Assessment Report appears designed to lead one to believe that the regulatory and operational risks are small, because all regulators are in alignment with the view that BPA is safe, the litigation, reputational and public health risks are small, because there are, in fact, no health risks, and the product is safe because the Company's use of BPA is "miniscule." Each of these assertions is misleading for all of the reasons discussed above.

The presentation of BPA risk in the Company's 10-K also appears designed to downplay the risk – the risks are discussed in a boilerplate fashion, without any specific detail, and are blended with climate change risk. The disclosure is presented as a general "catch-all" statement of risk, without any indication that any of these risks are imminent. No attempt is made to quantify the risks of BPA regulation or tie this to any risk mitigation efforts. We do not believe this is an accurate statement of the risks or, necessarily of the Company's view of the risks. If the Company is indeed searching for an alternative to BPA, which is used in all of its aluminum cans, worldwide, presumably this search is driven by more than

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[35] http://www.wholefoodsmarket.com/products/bisphenol-a.php

[36] http://thomas.loc.gov/cgi-bin/bdquery/z?d112:s.847

[37] SEC Staff Accounting Bulletin: No. 99 – Materiality, citing *TSC Industries v. Northway, Inc.*, 426 U.S. 438, 449 (1976).

the "perceptions" of a few consumers and shareholders.[38] Chesapeake provided a similarly vague risk statement in its 10-K, but this disclosure was not sufficient to substantially implement a proposal seeking, in part, a discussion of hydraulic fracturing risks. *Chesapeake Company* (April 13, 2010).

If the FDA determines that BPA is unsafe, or if legislation passes that requires that the Company find an alternative, what will it cost to comply? How much time will it take? What will be the consumer backlash against the Company if the FDA determines that the Company's products are unsafe for any portion of the populace? What will it cost for the Company to implement a BPA labeling requirement? How will this impact the reputation of the Company? The Company's current reporting does not begin to answer any of these questions.

The Company recognizes that this is a "frequently asked question", but does not provide a substantive answer in the FAQ section of its website:

> "What will you do if regulators decide to ban BPA in aluminum cans?
>
> We respect the regulators and will abide by any decisions that they make. We trust that any actions will be based on sound science."

This is a key question that is implicitly raised by the Proposal, and the non-substantive response provided above is the only direct response the Company has provided.

IV. The Company has not carried its burden of proof to demonstrate the Proposal is excludable

Prior Staff determinations under Rule 14a-8(i)(10) demonstrate that Staff is looking to the specific request made by the Proposal. Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. Even where companies have produced detailed reports that cover the same subject matter as a proposal, if these reports inadequately address the proposal's core concerns and key elements, Staff has denied their no-action requests under 14a-8(i)(10) See, e.g., *The Southern Company* (March 16, 2011); *The Coca-Cola Co.* (Jan. 19, 2004) (Provision of information relating to stock option grants by race and gender to a third party, resulting in public report, insufficient where shareholders sought direct access to data); *3M Company* (March 2, 2005) (requesting implementation and/or increased activity on eleven principles relating to human and labor rights in China not substantially implemented despite company's comprehensive policies and guidelines, including those that set specific expectations for China-based suppliers). In *ConocoPhillips* (January 31, 2011), for example, the company's reporting on "steps the Company has taken to reduce the risk of accidents" did not substantially implement a proposal that stated the report should describe the Board's oversight of safety and the company only made passing reference to the Board's role in this area.

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[38] "We are balancing the need to address some public perceptions of BPA..." (Assessment Report at 4); "We also recognize that some of our consumers and shareowners have expressed concerns..." (Assessment Report at 5).

A report that contains materially misleading statements cannot substantially implement a proposal. See, e.g., *Exxon Mobil Corporation* (March 14, 2011) (Proponents prevail, asserting that report on hydraulic fracturing fails to address most of the core issues raised by proposal and also contains misleading statements); *Chesapeake Company* (April 13, 2010)(same); *The Dow Chemical Company* (February 23, 2005)(Proposal seeking report relating to toxic substances not substantially implemented by a public report that fails to address core concerns raised by the Proposal, and where several statements were materially misleading).

The Company argues that the Assessment report provides "comprehensive information about the use of BPA in aluminum can liners and the Company's priority of ensuring the safety and quality of its products and packaging." Respectfully, this is different than the Proposal's request for an update on "how the company is responding to the public policy challenges associated with BPA."

The Proposal seeks a report on "how the company is responding to the public policy challenges associated with BPA." As discussed below, the Company does not acknowledge any specific public policy challenges, and although it briefly discusses its search for alternatives, this information is vague and, in the context of the report, misleading. This section of the Report is discussed in further detail below. Beyond this discussion, the Report merely refers to engagement with unnamed policy-makers. This falls far short of information one would expect to find in even a "summary" report on these efforts.

The Proposal requests that the report contain the following elements: "what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA." The Company has not substantially implemented any element of the Proposal.

The Company argues that the Assessment Report covers six categories of information requested by the Proposal. As the Company bears the burden of proof to demonstrate that the Proposal is excludable (Rule 14a-8(g)) each of these categories, as defined by the Company, is discussed below.

(1) Details on the safety and quality of the Company's products

The Proposal does not request this information. The Company claims that its "commitment to offering safe, quality products" addresses "what the Company is doing to maintain its position of leadership and public trust, as referenced in the Proposal." A stated commitment to safety and quality is qualitatively different from a report detailing what steps a company is taking to maintain leadership and public trust on a specific issue. All companies claim their products are safe and of high quality, and all companies must comply with applicable legal requirements regarding safety and quality. A statement that all products are safe, rigorously tested, and comply with applicable requirements, therefore, cannot be considered responsive to a special report regarding a specific aspect of product safety.

In addition, the Company does not provide "details" on the safety and quality of its products. It merely asserts that its products are safe and rigorously tested, and that it would not offer its products if it did not believe them to be safe. These assertions are largely irrelevant to the Proposal's request for a report summarizing the Company's response to the policy challenges posed by its use of BPA.

The discussion of product safety is vague, without any details of the tests performed, or the scientific reviews conducted. Reference is made to "independent scientists" and "our own scientists." The Report does not explain what is meant by "independent" scientists, or what standard of independence the Company is applying. The Company does not describe the qualifications of its own scientists to review the applicable science. In addition, the Report does not reveal whether the Company's canned beverages are tested regularly for BPA content, or how the Company defines "safety." The Report does not define the Company's definition of a "safe" level of BPA, or report on the typical level of BPA found in the Company's canned beverages, except to state that it is "miniscule," a meaningless term in the context of a scientific discussion. The Report does not note under what circumstances BPA can leach into the Company's beverages. The Report merely assures the reader that the Company takes safety seriously, and there are no risks. As discussed above, we believe these statements to be materially misleading.

The Company's entire discussion of the rationale for use of BPA consists of two sentences: "This coating guards against contamination and extends the shelf life of foods and beverages. ... In fact, [aluminum can liners using BPA] have improved food and beverage safety by providing protection against food-borne diseases." (*Assessment Report* at page 2.) As BPA is used in a wide variety of applications, including a variety of canned foods and beverages, one would expect the Company to provide information specific to its product lines. It is unclear whether the Company has independently evaluated the need for BPA when used with carbonated beverages, for example, or how the Company balances the business need for extended shelf life against the potential health risks presented by BPA. This analysis, however, is short-circuited by the Company's repeated assertions that BPA poses no health risks at all.

(2) The Company's position on BPA and aluminum can safety

The Proposal does not request a position statement. The Proposal is focused on specific actions the Company is taking to address the public policy challenges posed by BPA.

The company's position is that its products are safe, and there is no cause for concern. We believe this position is not well grounded in the science, but it is also largely irrelevant to the central thrust of the Proposal, which is focused on the public policy challenges of BPA.

(3) Information about scientific studies regarding the safety of BPA

This information is not requested by the Proposal.

We believe that the information that is provided is highly selective, mischaracterized, and misleading, as discussed above. According to the President's Cancer Panel, "Over the past decade, more than 130 studies have linked BPA to breast cancer, obesity, and other disorders." The Company fails to cite one. Rather, the Company cites a total of three recent studies, and four regulatory reviews. As discussed above, we believe that pronouncements by the FAO/WHO Expert Panel and EFSA were mischaracterized, and that the Report's omission of the FDA's 2010 position statement renders the Report materially misleading.

Teeguarden Study

The Company relies heavily on a recent EPA-funded study by Teeguarden *et. al* for the proposition that "BPA is safe for humans." This particular study is referenced three times in the Assessment Report, and once in the FAQ section of the Company's website, although the Report does not clarify that all of these references refer to the same study.[39]

Teeguarden, the author of the study, phrased the study's findings this way: "In a nutshell, we can now say for the **adult** human population exposed to even very high dietary levels, blood concentrations of the bioactive form of BPA throughout the day are below our ability to detect them, and orders of magnitude lower than those causing effects in rodents exposed to BPA." (*emphasis added*)[40]

Mr. Teeguarden referred to "adult" humans, and his conclusion seems to have been premised on the theory that lower exposure to BPA is not problematic. As noted above, however, many other studies have raised specific concerns about low-dose exposure and its impact on developing fetuses and small children, and the U.S. Department of Health and Human Services, for one, continues to provide cautionary guidance even for adults. It is our understanding that there were no pregnant subjects or children in the Teeguarden study, which has been criticized by other scientists for a number of methodological problems and for over-stating its findings.

For example, in October 2011, in a letter to the editor of *Toxicological Sciences*, the journal that published the Teeguarden study, three scientists called the study's conclusions "unwarranted based on a lack of data and flawed assumptions." Their letter provided a thorough critique that read, in part:

> **"Most disturbing is that Teeguarden *et al.* assure the public that BPA is not a concern for babies .... The Teeguarden *et al.* study did not measure BPA levels in babies nor did it measure BPA in the general human population.** Rather, they measured BPA in adult subjects isolated from the real world in a clinical research facility with controlled diets containing unknown amounts of BPA, although as the authors identify, in the majority of the diets, BPA levels were likely very low. **That the public can be assured that babies are safe based on data presented in this study is preposterous**, given that both drug and chemical (including BPA) metabolism in fetuses and newborns is known to be limited relative to adults (Taylor *et al.*, 2008, 2011).
>
> There is currently a plethora of data in experimental animal models that low-dose exposures to BPA during development that leads to blood levels of unconjugated BPA found in human fetuses (Vandenberg *et al.*, 2010a) increases adult risk for prostate and breast cancer and causes reproductive, immune, neurobehavioral, and metabolic abnormalities throughout life (Richter *et*

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[39] The three references in the Assessment Report are as follows: "... including one study lauded by a leading endocrinologist as being "majestically scientific and cautious," support the prevailing evidence that BPA is safe for humans." (page 3 of the Assessment Report); "In addition, three new studies, including one lauded by a leading endocrinologist as being "majestically scientific and cautious," support the prevailing evidence that BPA is safe for humans." (further down on page 3 of the Assessment Report); and "The U.S. Environmental Protection Agency funded one study that showed people intentionally fed diets with high BPA levels had lower levels of BPA in their blood serum than are associated with potentially adverse health effects. (S. Teeguarden, et.al. J.Tox Sci. June 2011)" (Page 4 of the Assessment Report). The "majestically scientific and cautious" quote is used again in the FAQ section of the Company's website.

[40] Trevor Butterworth, "Majestically Scientific" Federal Study On BPA Has Stunning Findings: So Why Is The Media Ignoring It?", Forbes.com, July 25, 2011, available at http://www.forbes.com/sites/trevorbutterworth/2011/07/25/majestically-scientific-federal-study-on-bpa-has-stunning-findings-so-why-is-the-media-ignoring-it/.

> al., 2007; Vandenberg et al., 2009). There are also published human data relating neurobehavioral problems in children to maternal levels of BPA during pregnancy (Braun *et al.*, 2009). Furthermore, there is ample evidence in animals and humans that adult low-dose BPA exposures have negative health consequences (Richter *et al.*, 2007). This study by Teeguarden *et al.* had the potential to add to our understanding of the contribution of dietary exposure to BPA on human serum and urine levels in a highly controlled environment without other sources of BPA exposure encountered in the real world. **However due to the flaws described above, this study actually has minimal value.**"[41] (*emphasis added*)

This critique, published in the same peer-reviewed journal that published the original study, was not cited by the Company, nor were any of the studies or health effects noted by the letter's authors. Rather, the Company cited a hyperbolic quote from a *Forbes* article about the study, three times. In addition, a critique published on *Grist.com* notes that the Teeguarden study did not test the levels of BPA in the food provided to the test subjects, did not account for the substantial amount of water the subjects were asked to drink during the study, and inexplicably ignored contrary results. A senior scientist at Consumers Union, the nonprofit publisher of *Consumer Reports*, pointed out that this study *did* find detectable BPA levels in three subjects, but for reasons that are not well explained, these results were excluded.[42]

(4) The Company's work with third parties on the exploration for alternatives to linings containing BPA

The information provided in the Assessment Report regarding the Company's efforts to find alternatives to BPA is responsive to the Proposal. However, the information provided is very brief, vague and, when placed in the context of the Report, misleading.

The Company's entire report on its search for alternatives is presented in the following few sentences, found on pages 4 and 5 of the Assessment Report:

> "... our chemists toxicologists and packaging experts are working closely with a network of packaging suppliers – which includes companies that make aluminum beverage cans, companies that make liners for aluminum beverage cans and companies that adhere the linings to the cans – that are all seeking alternatives to can liners containing BPA. We also are working with leading-edge technology companies and research organizations to develop innovations in can linings."
>
> "We have been considering more than a dozen possible options as alternatives to liners containing BPA. Our Company chemists, toxicologists and packaging specialists are working closely with their counterparts at suppliers' companies and research organizations to evaluate and test the safety and functionality of all options."

The Company claims it has said all that it can say about these efforts without revealing proprietary information. Proponents do not believe this to be the case. The Company could discuss its plans without naming any suppliers, and without naming any specific chemical compounds they are currently testing.

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[41] vom Saal, Prins and Welshons, "*Report of Very Low Real-World Exposure to Bisphenol A is Unwarranted Based on a Lack of Data and Flawed Assumptions*", *Toxicological Sciences* (August 24, 2011), available at, http://toxsci.oxfordjournals.org/content/125/1/318.full

[42]http://grist.org/food/2011-09-26-did-a-government-study-just-prove-bpa-is-safe/

The Report provides no timeframes, nor does it indicate whether the Company is in the early stages of locating an alternative to BPA, or whether it has been at this work for years. No cost estimates are provided, and no experts or research bodies are named. The Company does not explain who is managing this project and who maintains oversight, nor does it provide any rough estimate of the budget for the project.

It is not even clear whether this is a focused "project" to find an alternative to BPA, or whether the Company is merely describing a continuous process of review of all of its packaging. The Company notes that they "continuously look for alternatives" and notes "that's a good business practice." The Report then notes it is balancing the "need to be careful stewards of the safety, quality and performance" of its products with "some public perceptions of BPA." The Company notes that "our continuous improvement efforts in this area will help ensure we are prepared for any eventuality so that we can protect our business and our shareowner's interests." (*Assessment Report* at page 5.) These comments, along with the Report's repeated assurances of safety, suggest to the reader that the search for alternatives is of no particular urgency—it is merely part of the Company's "continuous improvement" efforts, in response to misguided "perceptions" by a few consumers. These references appear to be provided to assure the reader that the Company is doing all that it can to address all concerns, even if those concerns are unfounded. As discussed above, the Company does not inform the reader that these undefined concerns are shared by the FDA, the AMA and a variety of other scientific and regulatory bodies. No sense of urgency is expressed, and no timelines are provided. An investor reading this report would have no way of knowing that there is an imminent risk, and that there are real concerns about the safety of this chemical.

Proponents believe that the description of the Company's search for alternatives is materially misleading for the reasons noted above, and because the Report does not discuss the FDA's position on BPA, misrepresents the scientific consensus, and makes no mention of any regulatory or legislative action on BPA. No reader can adequately assess these efforts without an understanding of the external forces driving the Company's search for alternatives to BPA. And, without any detail, no investor can determine the Company's progress in mitigating what the Company acknowledges to be a material risk in its 10-K. In this respect, the Company's reporting is similar to the report presented in *The Southern Company* (March 16, 2011). That company's reporting discussed the general subject matter covered by the proposal, but did not adequately cover steps the company was taking to address the risks identified by the proposal.

(5) The Company's monitoring of applicable public policy discussions, research and regulatory developments

The Proposal seeks a report "updating investors on how the company is responding to the public policy challenges associated with BPA." The first step in any such report would be to summarize and assess those "public policy" challenges, and the second step would be to describe what the Company is doing to address them. This is the Proposal's core request, and, with the exception of the brief discussion of its search for alternatives, the Company does not provide any of this information.

First, the Company has not acknowledged <u>*any*</u> specific policy challenge. The Assessment Report does not name a single piece of legislation or pending regulation regarding BPA, or note that BPA has been banned for use in baby bottles and sippy cups in multiple jurisdictions. Although these bans do not yet apply to the Company's use of BPA, the Company has provided no argument to distinguish BPA used in plastic containers, and BPA used in aluminum can linings. The Company does not note that some legislators are seeking to ban BPA in beverage containers as well. The Assessment Report does not disclose the FDA's position on BPA, or note that the FDA is poised to make a formal determination about the safety of BPA on March 31, 2012.

The Assessment Report merely notes that "some of our consumers and shareowners have expressed concerns and initiated campaigns to legislate alternatives to can linings containing BPA." This is a dramatic and misleading understatement of the actual set of public policy challenges faced by the Company and its industry. The Company further reinforces this misleading impression by claiming that the world's regulators are in alignment with the Company's position that BPA in beverage can liners is perfectly safe and that the scientific data supports this conclusion.

Second, the Company does not provide any meaningful information on steps it is taking to address the policy challenges raised by its use of BPA, beyond the brief but largely uninformative description of its search for alternatives quoted in full above. The Company argues in its no-action request that it has provided "detailed information regarding the Company's ... involvement in applicable public policy discussions, research and regulatory developments..." Presumably, the Company is referring to these two sentences, found on page 4 of the Assessment Report, and the following statement found on page 1:

> "We will continue to monitor and assess the research, regulatory environment, consumer and shareowner interest, and business impacts associated with BPA. In addition, we are closely monitoring public policy discussions and developments and are working with various stakeholders and industry organizations to communicate about the scientific consensus on the safety of BPA." (*Assessment Report*, page 4)

> "We have had many discussions with advocacy groups, consumers, shareowners, scientists, **government regulators, elected officials**, suppliers and others about aluminum can safety. We have been very transparent with these stakeholders, disclosing to them all non-proprietary information." (*emphasis added, Assessment Report,* page 1)

This is the only information provided by the Company about its involvement in public policy discussions, or its efforts to influence public policy, and cannot fairly be described as "detailed information." For example, no names or dates are provided, and no topics are listed. This information is material to any reader's understanding of the Company's efforts, and is clearly not proprietary or confidential. In fact, some of this information is already disclosed in the Company's federal lobbying reports. In addition, the statement on page one of the Assessment Report refers to discussions about "aluminum can safety," which may or may not refer to BPA. To take one stakeholder, it is unclear how, or if, the Company has engaged in discussions with "consumers" about BPA. The Company has millions of consumers around the world. It is difficult to imagine how the Company can meaningfully engage in discussions with its "consumers." More information is required to understand the adequacy of these efforts.

Proponents also believe that this information is misleading because it paints a picture of the Company as a passive player in these policy discussions that is not engaged in any lobbying efforts, directly or indirectly. The Company is not a passive participant in the political process. The Company has spent nearly $20 million on lobbying over the past three years on a variety of issues,[43] including BPA regulation. Just to cite one example, according to federal filings in 2010 the Company expended funds to

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[43] http://www.opensecrets.org/lobby/clientsum.php?id=D000000212&year=2011

lobby on Senate bill 510, the "FDA Food Safety Modernization Act", including BPA.[44] In 2009, Coca-Cola Enterprises, one of the Company's largest independent bottlers, engaged a firm to lobby on Senate Bill 753, which would "prohibit the manufacture of childrens' food and beverage products that contain Bisphenol-A", and on "all issues relating to the ban of bisphenol-A" in the Senate and the House.[45] Whether or not it is fair to attribute Coca-Cola Enterprises' activity to the Company, that company's filing clearly indicates that there has been legislative activity on this issue that could impact the Company and, in our view, should be acknowledged in its public reporting on the public policy challenges related to its use of BPA. Information about the Company's grassroots lobbying efforts, lobbying efforts at the state level, and political activity conducted through third parties is more difficult, and in some cases, impossible to obtain.

In 2009, the *Washington Post* and the *Milwaukee Journal Sentinel* reported that a secret meeting was held by industry lobbyists and a handful of corporations, including Coca-Cola, to determine how to address the controversy over BPA. According to the leaked minutes of the meeting, attendees suggested using fear tactics, as well as "focusing on more legislative battles and befriending people that are able to manipulate the legislative process. They believe a grassroots and legislative approach is favorable because the legislators worry about how the moms will react. ... Attendees noted it does not matter what the next material is, there will be issues with it, and the committee wants to work to make people feel more comfortable with BPA and "BPA2" or whatever chemical comes next."[46]

Although the Assessment Report provides no details on any lobbying efforts either directly or through third-parties, the Company lists four trade associations as "resources" at the end of the Report and one organization, the American Council on Science and Health, which presents itself as a scientific body but appears to be an industry-funded think-tank. According to SourceWatch, this organization "takes a generally apologetic stance regarding virtually every ... health and environmental hazard produced by modern industry [other than tobacco], accepting corporate funding from Coca-Cola ...and the American Beverage Association, among others."[47] This organization is listed in the Assessment Report as a "resource", without noting that it serves as an apologist for the chemical industry.

In summary, the Company's discussion of its engagement on public policy issues, information that would be responsive to the Proposal's core request, is inadequate and misleading. The Report does not provide any information to understand the nature of the public policy challenges the Company faces, and only very briefly touches on its actual activities to address them. This information cannot be said to "substantially" implement the Proposal.

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[44] http://soprweb.senate.gov/index.cfm?event=getFilingDetails&filingID=3DE8363C-B725-43CE-A10A-52EE7EB55ACD

[45] http://soprweb.senate.gov/index.cfm?event=getFilingDetails&filingID=B92155FB-5E87-4756-9DE3-B2A3340C0451

[46] http://www.ourstolenfuture.org/Commentary/JPM/2009/2009-0531playing_fear_card.html#text

[47] http://www.sourcewatch.org/index.php?title=American_Council_on_Science_and_Health. As a further indication of this organization's approach to science, Sourcewatch notes that the organization "awarded author Michael Crichton its 2005 Sound Science Prize for 'his defense of sound scientific principles and critiques of junk science' in his novel State of Fear, although ACSH reportedly takes no stand on climate change." Michael Crichton was a well-known climate skeptic who claimed that climate change theory was a conspiracy. The term "junk science" was created as part of an industry-funded smear campaign to discredit the EPA's position on secondhand tobacco smoke, and has since been used to attack a wide variety of scientific results disfavored by industry. See, generally, Oreskes and Conway, *Merchants of Doubt* (Bloomsbury Press, 2010), chapter 5: "What's Bad Science? Who Decides? The Fight Over Secondhand Smoke."

(1) The Company's engagement with stakeholders concerned about BPA

The Company is presumably referring again to the sentences quoted above on pages 1 and 4 of the Assessment Report. The Company does not disclose any names of organizations they've met with. They merely note they've had discussions on "aluminum can safety", a broader category than BPA. Again, this is very thin disclosure, which really amounts to no more than a placeholder – the Company notes it has had discussions with certain categories of individuals, but it certainly hasn't reported on these discussions.

The Proponents have had a constructive long-term relationship with the Company on a variety of issues, and have discussed our concerns regarding BPA with the Company on several occasions. Our engagement on BPA, however, has not produced much more substantive information than the Company has provided in its Report. We suspect that other stakeholders have had a similar experience.

V. No-Action letters cited by the Company are Inapposite

The previous no-action letters cited by the Company are inapposite. In *General Electric Company* (avail. December 24, 2009), the company provided the requested report, which was not well defined in the proposal, and proponents chose not to respond to the company's no-action request. Each of *Caterpillar* (March 11, 2008), *Wal Mart Stores* (March 10, 2008), *PG&E Corp.* (March 6, 2008), *The Dow Chemical Company* (March 5, 2008) and *Johnson & Johnson* (avail. February 22, 2008) concerned the same proposal, seeking a "Global Warming Report." The proposal did not provide any further definition of the report, and suggested that the company "may" also discuss how company actions have affected the global climate. Each company provided a detailed climate report, but did not provide the apparently optional additional information. Where a proposal provides a more detailed request, however, Staff will not permit exclusion based on reports that address the proposal in only a cursory manner, or inadequately. See, e.g., *The Kroger Co.* (April 6, 2011)(report fails to address all elements of proposal); *Boston Properties, Inc.* (January 28, 2011)(sustainability report fails to address "social" sustainability, as defined in the proposal); *Wendy's International, Inc.* (Feb. 21, 2006) (extremely thin sustainability report fails to comply with guidelines of proposal); *The Coca-Cola Co.* (Jan. 19, 2004) (Provision of information relating to stock option grants by race and gender to a third party, resulting in public report, insufficient where shareholders sought direct access to data).

VI. Conclusion

The materials produced by the Company do not "substantially implement" the Proposal's request because they contain misleading information, and lack material information with respect to each and every element of the Proposal.

For all of the reasons stated above, the Company's request for no-action relief should be denied. I can be reached at (212) 217-1027 if Staff wishes to discuss this request.

Respectfully submitted,

Adam Kanzer
General Counsel

Encl.

cc:
Jared Brandman, Securities Counsel, The Coca-Cola Co.

EXHIBIT A

Report on BPA Use

WHEREAS: The value of Coca-Cola's brand is based on consumer trust. Coca-Cola's canned beverages use linings containing Bisphenol A (BPA), a potentially hazardous chemical.

BPA can leach out of the epoxy lining of canned foods and beverages resulting in human exposures. BPA can mimic estrogen in the body; a number of animal studies link BPA, even at very low doses, to potential changes in brain structure, immune system, male and female reproductive systems, and to tissue associated with increased rates of breast cancer. Experts are particularly concerned about exposure to BPA by the very young and pregnant women.

A study published in the Journal of the American Medical Association associated BPA with increased risk for human heart disease and diabetes. The US Food and Drug Administration has expressed concern about the potential effects of BPA on the brain, behavior, and prostate gland in fetuses, infants, and young children, and supports additional research.

The proponents believe that Coca-Cola has misrepresented the scientific consensus. For example, its Bisphenol A Assessment (11/11) claims "current levels of exposure to Bisphenol A (BPA) through beverage packaging pose no health risk to the general population, including children." Yet, ten US states and several local governments have banned BPA in children's reusable food and beverage containers. The European Union, China and Malaysia instituted bans on BPA in baby bottles in 2011. Canada added BPA to its list of toxic substances in 2010. Japan took BPA out of can linings in the 1990's.

Proponents believe the use of BPA poses regulatory, reputational and legal risk. More than 20 states and multiple federal bills have introduced legislation to ban or limit the use of BPA. Coca-Cola has received considerable media coverage over its use of BPA. Health organizations including the Breast Cancer Fund have conducted high profile consumer campaigns targeting food companies over their use of BPA in their can linings. Class action lawsuits against other companies contend that manufacturers and retailers failed to adequately disclose BPA's risks.

Companies, including Hain Celestial, ConAgra, and H.J. Heinz use BPA-free can linings for certain products, and have timelines to transition to BPA-free packaging across all products. Nestle and Kroger also publicly stated they will remove BPA from their products. General Mills and Campbell's have publicly stated that they are conducting hundreds of tests looking for alternatives to BPA can linings.

RESOLVED: Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

EXHIBIT B

The Coca-Cola Company

Jared M. Brandman
Securities Counsel
Office of the Secretary
Email: jbrandman@coca-cola.com

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2749
Fax: (404) 598-2749

Rule 14a-8(i)(10)

December 16, 2011

BY E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company – Notice of Intent to Omit from Proxy Materials Shareholder Proposal Submitted by Domini Social Investments and co-filers

Ladies and Gentlemen:

The Coca-Cola Company, a Delaware corporation (the "Company"), submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") received from Domini Social Investments ("Domini"), as the lead sponsor, and Trillium Asset Management on behalf of Louise Rice, Benedictine Sisters of Boerne, Texas and As You Sow Foundation on behalf of Cedar Tree Foundation, as co-filers (the "Co-Filers" and together with Domini, the "Proponent") from its proxy materials for its 2012 Annual Meeting of Shareowners (the "2012 Proxy Materials"). The Proposal was received by the Company on November 9, 2011. The Company requests confirmation that the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(10) under the Exchange Act.

A copy of the Proposal and all related correspondence with Domini is attached as Exhibit A. A copy of all correspondence with the co-filers is attached as Exhibit B. In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being e-mailed to the Staff at shareholderproposals@sec.gov. A copy of this letter and its attachments are simultaneously being sent to the Proponent as notice of the Company's intent to omit the Proposal from the 2012 Proxy Materials as required by Rule 14a-8(j).

The Company currently intends to file definitive copies of its 2012 Proxy Materials with the Commission on or about March 8, 2012, and this letter is being sent to the Staff more than 80 calendar days before such date in accordance with Rule 14a-8(j).

The Proposal[1]

The Proposal states:

> **RESOLVED:** Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

Basis for Exclusion

The Company believes that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Analysis

The Proposal Is Excludable Pursuant To Rule 14a-8(10) Because The Company Has Substantially Implemented The Proposal

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal." In 1983, the Commission adopted the current interpretation of the exclusion, noting that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented:

> "In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor provision to Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Release No. 34-20091 (August 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules reaffirmed this position. See Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

---

[1] The entire Proposal, including the introductory and supporting statements to the Proposal, is set forth in Exhibit A to this letter.

The Commission has stated that the general policy underlying the substantially implemented basis for exclusion under Rule 14a8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976) (the "1976 Release"). Furthermore, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. See Exelon Corp. (avail. February 26, 2010); Anheuser-Busch Cos., Inc. (avail. January 17, 2007); ConAgra Foods, Inc. (avail. July. 3, 2006); Johnson & Johnson (avail. February 17, 2006); Talbots Inc. (avail. April 5, 2002); Masco Corp. (avail. March 29, 1999).

Further, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has already substantially implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the shareholder proponent. Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. See 1983 Release. See also General Electric Company (avail. December 24, 2009) (allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company reevaluate its policy of and prepare a report regarding designing and selling nuclear reactors for the production of electrical power where the company prepared a report on nuclear energy that was available on its website); Caterpillar Inc. (avail. March 11, 2008); Wal-Mart Stores, Inc. (avail. March 10, 2008); PG&E Corp. (avail. March 6, 2008); The Dow Chemical Co. (avail. March 5, 2008); Johnson & Johnson (avail. February 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives); ConAgra Foods, Inc. (avail. July 3, 2006) (allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal seeking a sustainability report where the company was already providing information generally of the type proposed to be included in the report); Exxon Mobil Corporation (avail. March 18, 2004) and Xcel Energy, Inc. (avail. February 17, 2004) (both allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the board of directors prepare a report explaining the company's response to certain climate-related issues where the company was already generally addressing such issues through various policies and reports).

The Company believes that it may exclude the Proposal because, as discussed below, the Company has already substantially implemented the Proposal through information already publically available on the Company's website.

The Proposal Has Been Substantially Implemented Through Information Already Publically Available On The Company's Website

The information on the Company's website about Bisphenol A (BPA) and aluminum can safety substantially implements the Proposal for purposes of Rule 14a-8(i)(10) because it implements the Proposal's stated essential objective of "updating investors on how the company is responding to the public policy challenges associated BPA." As described in more detail below, the information on the Company's website provides the Company's shareowners and other interested stakeholders with comprehensive information about the use of BPA in aluminum can liners and the Company's priority of ensuring the safety and quality of its products and packaging. Specifically, the Company's website includes its Bisphenol A (BPA) Assessment document (www.thecoca-colacompany.com/contactus/faq/Bisphenol-A-Assessment.pdf), which contains a variety of information, including (i) details of the safety and quality of the Company's products, (ii) the Company's position on BPA and aluminum can safety, (iii) information about scientific studies regarding the safety of BPA, (iv) the Company's work with third parties on the exploration for alternatives to linings containing BPA, (v) the Company's monitoring of applicable public policy discussions, research and regulatory developments and (vi) the Company's engagement with stakeholders concerned about BPA.

To help ensure this information is readily accessible, the Products and Packaging category on the Frequently Asked Questions section of the Company website (www.thecoca-colacompany.com/contactus/faq/packaging.html) includes the following question: "Are your products safe to consume if they are in aluminum cans with liners containing BPA?" The response to this question provides a brief summary of the Company's position on the use of BPA in aluminum can liners and includes a link to the Aluminum Can Safety section of the website (www.thecoca-colacompany.com/contactus/faq/coca-cola-bpa.html), which includes substantially the same information as, and a link to, the Bisphenol A (BPA) Assessment document. A copy of the Bisphenol A (BPA) Assessment document and the other sections of the Company website referenced above (collectively, the "Company Website Information") is attached as Exhibit C.

The Company Website Information speaks directly to the issues raised in the Proposal and presents the precise scenario contemplated by the Commission when it adopted the predecessor to Rule 14a-8(i)(10) "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." 1976 Release. As described above, the Company Website Information includes detailed information regarding the Company's position on BPA and aluminum can safety, the Company's priority of ensuring the safety and quality of its products and packaging and the Company's involvement in applicable public policy discussions, research and regulatory developments, which directly addresses the underlying concerns and stated objective of the Proposal.

The Company Website Information also directly addresses the additional elements referenced in the Proposal's resolution. The Company Website Information includes detailed information regarding (i) the Company's commitment to offering safe, quality products, which addresses what the Company is doing to maintain its position of leadership and public trust, as referenced in the Proposal, (ii) the Company's efforts regarding finding alternatives to can liners containing BPA, without divulging confidential information, as referenced in the Proposal and (iii) the Company's commitment to continue to monitor applicable public policy discussions, research and regulatory developments and its engagement with stakeholders, which addresses the assessment of risk referenced in the Proposal. In addition, the risk factor under the heading "Changes in, or failure to comply with, the laws and regulations applicable to our products and business operations could increase our costs or reduce our net operating revenues" included on page 20 of Part I, Item 1A (Risk Factors) of the Company's Annual Report on Form 10-K for the year ended December 31, 2010, addresses the assessment of risk referenced in the Proposal. For ease of reference, the text of this risk factor is also included in Exhibit C. Thus, each request set forth in the Proposal to be included in a report is already publically available and has been satisfied by the Company Website Information.

As highlighted above, the Staff has on numerous occasions concurred with the exclusion of proposals similar to the Proposal where the company had already published information addressing the items requested in the proposal. See General Electric Company (avail. December 24, 2009); Caterpillar Inc. (avail. March 11, 2008); Wal-Mart Stores, Inc. (avail. March 10, 2008); PG&E Corp. (avail. March 6, 2008); The Dow Chemical Co. (avail. March 5, 2008); Johnson & Johnson (avail. February 22, 2008); ConAgra Foods, Inc. (avail. July 3, 2006); Exxon Mobil Corporation (avail. March 18, 2004) and Xcel Energy, Inc. (avail. February 17, 2004). In addition, Staff precedent indicates that such company reports need not be of any set minimum length in order for no action relief to be granted. See Aetna Inc. (avail. March 27, 2009) (concurring with the exclusion of a proposal requesting a report on company responses to concerns regarding gender and insurance where the company published a three-page policy paper on the subject).

Accordingly, the Proposal may be excluded under Rule 14a-8(i)(10) as substantially implemented.

Conclusion

For the reasons set forth above, the Company hereby respectfully requests confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the 2012 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company would appreciate the opportunity to confer with the Staff prior to issuance of the Staff's response.

Should the Staff have any questions regarding this matter, please feel free to call me at (404) 676-2749.

Sincerely,

Jared M. Brandman
Securities Counsel

c: Domini Social Investments
Trillium Asset Management on behalf of Louise Rice
Benedictine Sisters of Boerne, Texas
As You Sow Foundation on behalf of Cedar Tree Foundation
Gloria K. Bowden, The Coca-Cola Company
Mark E. Preisinger, The Coca-Cola Company

Enclosures

Exhibit A

Copy of the Domini Social Investments Proposal
and
Correspondence

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

November 9, 2011

Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Via Fax: 404-676-8409 and email: shareownerservices@na.ko.com.

Re: Shareholder Proposal Requesting Report on Bisphenol A

Dear Secretary:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds, including the Domini Social Equity Fund. Earlier today, I submitted a shareholder proposal. Please disregard that proposal and use the attached, which includes a slight revision. I apologize for the confusion.

I am writing to submit the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Coca-Cola shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Coca-Cola shares from State Street Corporation, custodian of our Portfolio, is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

You will be receiving identical proposals from several investors. Please consider Domini Social Investments as the lead sponsor of the proposal. We would welcome the opportunity to discuss this proposal with you. I can be reached at (212) 217-1027 and at akanzer@domini.com.

Sincerely,

Adam Kanzer
Managing Director & General Counsel

Encl.

532 Broadway, 9th Floor | New York, NY 10012-3939 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

Report on BPA Use

WHEREAS: The value of Coca-Cola's brand is based on consumer trust. Coca-Cola's canned beverages use linings containing Bisphenol A (BPA), a potentially hazardous chemical.

BPA can leach out of the epoxy lining of canned foods and beverages resulting in human exposures. BPA can mimic estrogen in the body; a number of animal studies link BPA, even at very low doses, to potential changes in brain structure, immune system, male and female reproductive systems, and to tissue associated with increased rates of breast cancer. Experts are particularly concerned about exposure to BPA by the very young and pregnant women.

A study published in the Journal of the American Medical Association associated BPA with increased risk for human heart disease and diabetes. The US Food and Drug Administration has expressed concern about the potential effects of BPA on the brain, behavior, and prostate gland in fetuses, infants, and young children, and supports additional research.

The proponents believe that Coca-Cola has misrepresented the scientific consensus. For example, its Bisphenol A Assessment (11/11) claims "current levels of exposure to Bisphenol A (BPA) through beverage packaging pose no health risk to the general population, including children." Yet, ten US states and several local governments have banned BPA in children's reusable food and beverage containers. The European Union, China and Malaysia instituted bans on BPA in baby bottles in 2011. Canada added BPA to its list of toxic substances in 2010. Japan took BPA out of can linings in the 1990's.

Proponents believe the use of BPA poses regulatory, reputational and legal risk. More than 20 states and multiple federal bills have introduced legislation to ban or limit the use of BPA. Coca-Cola has received considerable media coverage over its use of BPA. Health organizations including the Breast Cancer Fund have conducted high profile consumer campaigns targeting food companies over their use of BPA in their can linings. Class action lawsuits against other companies contend that manufacturers and retailers failed to adequately disclose BPA's risks.

Companies, including Hain Celestial, ConAgra, and H.J. Heinz use BPA-free can linings for certain products, and have timelines to transition to BPA-free packaging across all products. Nestle and Kroger also publicly stated they will remove BPA from their products. General Mills and Campbell's have publicly stated that they are conducting hundreds of tests looking for alternatives to BPA can linings.

RESOLVED: Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. BOX 1734
ATLANTA, GA 30301
404-676-2121
OUR REFERENCE NO.

November 17, 2011

By Certified Mail, Return Receipt Requested

Mr. Adam M. Kanzer
Managing Director & General Counsel
Domini Social Investments
532 Broadway, 9th Floor
New York, NY 10012-3939

Dear Mr. Kanzer:

On November 9, 2011, we received your letter dated November 9, 2011 addressed to the Office of the Secretary of The Coca-Cola Company (the "Company") in which you submitted a shareholder proposal on behalf of Domini Social Investments. A copy of this letter is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following eligibility deficiency in your letter:

> You did not include any information to prove that Domini Social Investments has continuously held, for at least one year prior to the date you submitted its proposal, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list Domini Social Investments as a registered holder of shares of Company Common Stock. Since Domini Social Investments is not a registered holder of shares of Company Common Stock, Rule 14a-8(b)(2) [Question 2] tells you how to prove its eligibility (for example if Domini Social Investments' shares are held indirectly through its broker or bank). *Staff Legal Bulletin No. 14F* (October 18, 2011) provides new guidance on submitting proof of ownership, including where the broker or bank is not on Depository Trust Company's participant list.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If Domini Social Investments does not do so, we may exclude its proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136,

One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Mark Preisinger

Enclosures

STATE STREET.

State Street Corporation
200 Clarendon Street
Boston, MA. 02116

November 15, 2011

Adam Kanzer
General Counsel & Director of Shareholder Advocacy
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Domini Social Equity Fund

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Social Equity Fund, has continuously held shares of The Coca Cola Co. for more than one year in account ***FISMA & OMB Memorandum M-07-16*** at the Depository Trust Company. As of November 9, 2011, State Street held 26,665 shares, 165 of which were held continuously for more than one year.

Security	Number of Shares	Shares Held 1+ Years
The Coca Cola Co.	26,665	165

If you have any questions or need additional information, please contact me at 617-662-9725.

Sincerely,

Michael Cassista

Michael Cassista
Officer
State Street Bank & Trust

Limited Access

Exhibit B

Copy of the Co-Filers Correspondence

Trillium
ASSET MANAGEMENT

FAX TRANSMITTAL FORM

TO: Coca-Cola Company FROM: Jonas Kron

FAX#: 404 676 8409 DATE: 11/10/11

ATTN: Office of the Secretary TIME:

PAGES (Including Form): 3 REPLY REQUESTED YES NO

COMMENTS:

RECEIVED
NOV 10 2011
Office of the Secretary

TRILLIUM ASSET MANAGEMENT
25 Years of Investing for a Better World
Trillium Asset Management Corporation
www.trilliuminvest.com

November 9, 2011

Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, Georgia 30301

Via Fax: 404-676-8409 and email: shareownerservices@na.ko.com.

Re: Shareholder Proposal Requesting Report on Bisphenol A

Dear Secretary:

Earlier today we filed a shareholder proposal with the company. Enclosed please find a revised proposal. Pursuant to Staff Legal Bulletin No. 14F issued on October 18, 2011, a revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c). If the company intends to submit a no-action request, it must do so with respect to the revised proposal. We also note that revisions to a proposal do not trigger a requirement to provide proof of ownership a second time.

I am hereby authorized to notify you of our intention to co-file, on behalf of our client, Louise Rice, the enclosed shareholder resolution at The Coca-Cola Company (KO) with lead filer Domini Social Investments. This resolution is submitted for inclusion in the 2012 proxy statement, in accordance with rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Ms. Rice is the beneficial owners, per rule 14a-8, of 429 shares of KO common stock acquired more than one year prior to this date. Ms. Rice will remain invested in this position through the date of the 2012 annual meeting. We will provide verification of ownership from the custodian separately.

Please direct any communications, including copies of correspondence to Domini Social Investments, to myself at (503) 592-0864, or via email to jkron@trilliuminvest.com.

We appreciate your attention to this matter.

Sincerely,

Jonas Kron,
Deputy Director, Shareholder Advocacy

Enclosure

Report on BPA Use

WHEREAS: The value of Coca-Cola's brand is based on consumer trust. Coca-Cola's canned beverages use linings containing Bisphenol A (BPA), a potentially hazardous chemical.

BPA can leach out of the epoxy lining of canned foods and beverages resulting in human exposures. BPA can mimic estrogen in the body; a number of animal studies link BPA, even at very low doses, to potential changes in brain structure, immune system, male and female reproductive systems, and to tissue associated with increased rates of breast cancer. Experts are particularly concerned about exposure to BPA by the very young and pregnant women.

A study published in the Journal of the American Medical Association associated BPA with increased risk for human heart disease and diabetes. The US Food and Drug Administration has expressed concern about the potential effects of BPA on the brain, behavior, and prostate gland in fetuses, infants, and young children, and supports additional research.

The proponents believe that Coca-Cola has misrepresented the scientific consensus. For example, its Bisphenol A Assessment (11/11) claims "current levels of exposure to Bisphenol A (BPA) through beverage packaging pose no health risk to the general population, including children." Yet, ten US states and several local governments have banned BPA in children's reusable food and beverage containers. The European Union, China and Malaysia instituted bans on BPA in baby bottles in 2011. Canada added BPA to its list of toxic substances in 2010. Japan took BPA out of can linings in the 1990's.

Proponents believe the use of BPA poses regulatory, reputational and legal risk. More than 20 states and multiple federal bills have introduced legislation to ban or limit the use of BPA. Coca-Cola has received considerable media coverage over its use of BPA. Health organizations including the Breast Cancer Fund have conducted high profile consumer campaigns targeting food companies over their use of BPA in their can linings. Class action lawsuits against other companies contend that manufacturers and retailers failed to adequately disclose BPA's risks.

Companies, including Hain Celestial, ConAgra, and H.J. Heinz use BPA-free can linings for certain products, and have timelines to transition to BPA-free packaging across all products. Nestle and Kroger also publicly stated they will remove BPA from their products. General Mills and Campbell's have publicly stated that they are conducting hundreds of tests looking for alternatives to BPA can linings.

RESOLVED: Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

Shelley Alpern
Director of Social Research & Advocacy
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Dear Ms. Alpern:

I hereby authorize Trillium Asset Management, LLC to file a shareholder resolution on my behalf at The Coca-Cola Company.

I am the beneficial owner of 429 shares of The Coca-Cola Company (KO) common stock that I have continuously held for more than one year. I intend to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2012.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Louise Rice
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111

10/27/11
Date

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

November 17, 2011

ADDRESS REPLY TO
P. O. BOX 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

By Certified Mail, Return Receipt Requested

Mr. Jonas Kron
Deputy Director, Shareholder Advocacy
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Dear Mr. Kron:

On November 10, 2011, we received your letter dated November 9, 2011 addressed to the Office of the Secretary of The Coca-Cola Company (the "Company") in which you submitted a revised shareholder proposal on behalf of your client Louise Rice. You also submitted a copy of a letter dated October 27, 2011 from Louise Rice authorizing Trillium Asset Management, LLC to file a shareholder proposal with the Company on her behalf. A copy of each letter is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following eligibility deficiency in your letter:

> You did not include any information to prove that Louise Rice has continuously held, for at least one year prior to the date you submitted her proposal, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list Louise Rice as a registered holder of shares of Company Common Stock. Since Louise Rice is not a registered holder of shares of Company Common Stock, Rule 14a-8(b)(2) [Question 2] tells you how to prove her eligibility (for example if her shares are held indirectly through her broker or bank). *Staff Legal Bulletin No. 14F* (October 18, 2011) provides new guidance on submitting proof of ownership, including where the broker or bank is not on the Depository Trust Company participant list.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If Louise Rice does not do so, we may exclude her proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

Jane Kamenz

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Mark Preisinger

Enclosures

charles SCHWAB
ADVISOR SERVICES

1958 Summit Park Dr, Orlando, FL 32810

November 17, 2011

Re: Louise B Rice/Account ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 429 shares of common stock Coca-Cola Company. These 429 shares have been held in this account continuously for one year prior to November 9, 2011.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Darrell Pass

Darrell Pass
Director

Benedictine Sisters

285 Oblate Drive
San Antonio, Texas 78216
210-348-6704 phone
210-348-6745 fax

FAX TO: Office of the Secretary
The Coca Cola Company
PO Box 1734
Atlanta, GA 30301

FAX: 404-676-8409

FROM: Sr. Susan Mika, OSB
Corporate Responsibility Program

NOTE: This is an updated resolution for the filing which supersedes the version we sent via fax on November 9, 2011

2



Benedictine Sisters

285 Oblate Dr.
San Antonio, TX 78216

210-348-6704 phone
210-348-6745 fax

November 4, 2011

Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

By Fax: 404-676-8409

I am writing you on behalf of the Benedictine Sisters of Boerne, Texas to co-file the stockholder resolution on Report on BPA Use. In brief, the proposal states that Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Domini Social Equity Funds for consideration and action by the shareholders at the 2012 Annual Meeting. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2,000 worth of Coca-Cola stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Adam Kanzer of Domini Social Investments who can be reached at (212) 217-1027 or at akanzer@domini.com. If agreement is reached, Adam Kanzer, as spokesperson for the primary filer, is authorized to withdraw the resolution on our behalf.

Sincerely,

Sr. Susan Mika, OSB

Sr. Susan Mika, OSB
Corporate Responsibility Program

3

Report on BPA Use

WHEREAS: The value of Coca-Cola's brand is based on consumer trust. Coca-Cola's canned beverages use linings containing Bisphenol A (BPA), a potentially hazardous chemical.

BPA can leach out of the epoxy lining of canned foods and beverages resulting in human exposures. BPA can mimic estrogen in the body; a number of animal studies link BPA, even at very low doses, to potential changes in brain structure, immune system, male and female reproductive systems, and to tissue associated with increased rates of breast cancer. Experts are particularly concerned about exposure to BPA by the very young and pregnant women.

A study published in the Journal of the American Medical Association associated BPA with increased risk for human heart disease and diabetes. The US Food and Drug Administration has expressed concern about the potential effects of BPA on the brain, behavior, and prostate gland in fetuses, infants, and young children, and supports additional research.

The proponents believe that Coca-Cola has misrepresented the scientific consensus. For example, its Bisphenol A Assessment (11/11) claims "current levels of exposure to Bisphenol A (BPA) through beverage packaging pose no health risk to the general population, including children." Yet, ten US states and several local governments have banned BPA in children's reusable food and beverage containers. The European Union, China and Malaysia instituted bans on BPA in baby bottles in 2011. Canada added BPA to its list of toxic substances in 2010. Japan took BPA out of can linings in the 1990's.

Proponents believe the use of BPA poses regulatory, reputational and legal risk. More than 20 states and multiple federal bills have introduced legislation to ban or limit the use of BPA. Coca-Cola has received considerable media coverage over its use of BPA. Health organizations including the Breast Cancer Fund have conducted high profile consumer campaigns targeting food companies over their use of BPA in their can linings. Class action lawsuits against other companies contend that manufacturers and retailers failed to adequately disclose BPA's risks.

Companies, including Hain Celestial, ConAgra, and H.J. Heinz use BPA-free can linings for certain products, and have timelines to transition to BPA-free packaging across all products. Nestle and Kroger also publicly stated they will remove BPA from their products. General Mills and Campbell's have publicly stated that they are conducting hundreds of tests looking for alternatives to BPA can linings.

RESOLVED: Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

Fidelity Private Client Group℠

139 N. LOOP 1604 E. SUITE 103 San Antonio, TX 78232
Phone: 800-544-5704 Team 780
www.fidelity.com

Fidelity INVESTMENTS

November 4, 2011

Gloria K. Bowden
Associate General Counsel and Secretary
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

Re: Filing of stockholder resolution by Congregation of Benedictine Sisters

Dear Gloria K. Bowden

As of November 4, 2011, the Benedictine sister Charitable Trust held, and has held continuously for at least one year, $2000 worth of Coca Cola common shares. Symbol KO.

If you need any other information, please contact us. 210-490-1905 ext.52775

Sincerely,

Timothy Exiner
Private client Specialist

Fidelity Brokerage Services LLC. Member NYSE, SIPC

CC: Sr. Susan Mika, OSB

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P. O. BOX 1734
ATLANTA, GA 30301
404 676-2121
OUR REFERENCE NO.

November 18, 2011

By Certified Mail, Return Receipt Requested

Sr. Susan Mika, OSB
Director, Corporate Responsibility Program
Congregation of Benedictine Sisters
285 Oblate Dr.
San Antonio, TX 78216

Dear Sister Mika:

On November 9, 2011, we received your letter dated November 4, 2011 addressed to the Office of the Secretary of The Coca-Cola Company (the "Company") in which you submitted a shareholder proposal on behalf of the Benedictine Sisters of Boerne, Texas (the "Congregation"). On November 10, 2011, we received your revised shareholder proposal. A copy of your letter and the revised proposal are attached.

We also received a letter from Fidelity Investments dated November 4, 2011 confirming the Congregation's requisite ownership of Company stock. A copy of this letter is attached. However, Fidelity Investments is not listed on the Depository Trust Company ("DTC") participant list. Therefore, Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you that you will need to obtain and provide us with proof of ownership from the DTC participant through which the Congregation's shares of Company stock are held. Below is an excerpt from *Staff Legal Bulletin No. 14F* (October 18, 2011) which provides new guidance on submitting proof of ownership where the shareholder's broker or bank is not on DTC's participant list.

> *"How can a shareholder determine whether his or her broker or bank is a DTC participant?*
>
> Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.
>
> *What if a shareholder's broker or bank is not on DTC's participant list?*
>
> The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.

> If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.
>
> *How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*
>
> The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect."

The requested proof of ownership must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If the Congregation does not do so, we may exclude its proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Mark Preisinger

Enclosures

Fidelity Private Client Group

139 N. LOOP 1604 E. SUITE 103 San Antonio, TX 78232
Phone: 800-544-5704 Team 780
www.fidelity.com

Fidelity INVESTMENTS

November 29, 2011

Gloria K. Bowden
Associate General Counsel and Secretary
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313

Re: Filing of stockholder resolution by Congregation of Benedictine Sisters

Dear Gloria K. Bowden

As of November 4, 2011, the Benedictine sister Charitable Trust holds, and has held continuously for at least one year, $2000 worth of Coca-Cola common stock (KO.) These shares have been held with National Financial Services (DTC# 0226) a wholly owned subsidiary of Fidelity Investments.

If you need any other information, please contact us. 210-490-1905 ext.52775

Sincerely,

Ben Pruett

Ben Pruett
Vice President, Senior Account Executive

Fidelity Brokerage Services LLC. Member NYSE, SIPC

CC: Sr. Susan Mika, OSB

RECEIVED
DEC 08 2011
Office of the Secretary

AS YOU SOW

Fax Cover Sheet

Date: 11/10/2011

TO

ATTN: Corporate Secretary of The Coca-Cola Company

Phone:

Fax: (404) 676-8409

FROM

Name: Corinne Bendersky, As You Sow

Phone: (415) 692-0712

Fax: (415) 391-3245

Re: Shareholder Proposal Re: Report on BPA Use

Total pages being transmitted, including cover page: 4

Remarks: Enclosed please find: filing letter, shareholder proposal for a report on BPA use, and authorization for As You Sow to act on behalf of the Cedar Tree Foundation. If you have any questions, please call 415-692-0712.

AS YOU SOW
311 California Street, Suite 510
San Francisco, CA 94104
www.asyousow.org
BUILDING A SAFE, JUST AND SUSTAINABLE WORLD SINCE 1992

10 November 2011

Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, Georgia 30301

Dear Corporate Secretary:

The As You Sow Foundation is a non-profit organization whose mission is to promote corporate responsibility. We represent Cedar Tree Foundation, a beneficial shareholder of Coca-Cola Co.

Cedar Tree Foundation has held at least $2,000 worth of Coca-Cola Co stock continuously for over a year and these shares will be held through the date of the 2012 stockholders meeting.

I am hereby authorized to notify you that on behalf of Cedar Tree Foundation, As You Sow is co-filing the enclosed resolution so that it will be included in the 2012 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934 and presented for consideration and action by the stockholders at the next annual meeting. Authority for As You Sow to act on behalf of Cedar Tree is attached. Proof of ownership is being sent separately. Adam Kanzer of Domini Social Investments will be the main contact person for this resolution, please copy As You Sow with any correspondence sent to Mr. Kanzer.

The resolution requests the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

We will be glad to consider withdrawing the resolution once we have established a more substantive dialogue with the company on these important financial, health, and environmental issues.

Sincerely,

Michael Passoff

CC:
Adam Kanzer, Domini Social Investments
Jonas Kron, Trillium Asset Management
Sr. Susan Mika, OSB, Benedictine Sisters
Julie Wakoty, ICCR

Report on BPA Use

WHEREAS: The value of Coca-Cola's brand is based on consumer trust. Coca-Cola's canned beverages use linings containing Bisphenol A (BPA), a potentially hazardous chemical.

BPA can leach out of the epoxy lining of canned foods and beverages resulting in human exposures. BPA can mimic estrogen in the body; a number of animal studies link BPA, even at very low doses, to potential changes in brain structure, immune system, male and female reproductive systems, and to tissue associated with increased rates of breast cancer. Experts are particularly concerned about exposure to BPA by the very young and pregnant women.

A study published in the Journal of the American Medical Association associated BPA with increased risk for human heart disease and diabetes. The US Food and Drug Administrationhas expressed concern about the potential effects of BPA on the brain, behavior, and prostate gland in fetuses, infants, and young children, and supports additional research.

The proponents believe that Coca-Cola has misrepresented the scientific consensus. For example, its Bisphenol A Assessment (11/11) claims "current levels of exposure to Bisphenol A (BPA) through beverage packaging pose no health risk to the general population, including children." Yet, ten US states and several local governments have banned BPA in children's reusable food and beverage containers. The European Union, China and Malaysia instituted bans on BPA in baby bottles in 2011. Canada added BPA to its list of toxic substances in 2010. Japan took BPA out of can linings in the 1990's.

Proponents believe the use of BPA poses regulatory, reputational and legal risk. More than 20 states and multiple federal bills have introduced legislation to ban or limit the use of BPA. Coca-Cola has received considerable media coverage over its use of BPA. Health organizations including the Breast Cancer Fund have conducted high profile consumer campaigns targeting food companies over their use of BPA in their can linings. Class action lawsuits against other companies contend that manufacturers and retailers failed to adequately disclose BPA's risks.

Companies, including Hain Celestial, ConAgra, and H.J. Heinz use BPA-free can linings for certain products, and have timelines to transition to BPA-free packaging across all products. Nestle and Kroger also publicly stated they will remove BPA from their products. General Mills and Campbell's have publicly stated that they are conducting hundreds of tests looking for alternatives to BPA can linings.

RESOLVED: Shareholders request the Board of Directors to publish a report by September 1, 2012, at reasonable cost and excluding confidential information, updating investors on how the company is responding to the public policy challenges associated with BPA, including summarizing what the company is doing to maintain its position of leadership and public trust on this issue, its role in adopting or encouraging development of alternatives to BPA in can linings, and any material risks to the company's market share or reputation in staying the course with continued use of BPA.

CEDAR TREE FOUNDATION

Michael Passoff
As You Sow
311 California Street, Suite 650
San Francisco, CA 94104

Dear Mr. Passoff:

I hereby authorize As You Sow to file a shareholder resolution on behalf of the Cedar Tree Foundation at the Coca-Cola Company.

The Cedar Tree Foundation is the beneficial owner of more than $2000 worth of common stock in the Coca-Cola Company that has been held continuously for more than one year. The Cedar Tree Foundation intends to hold the aforementioned shares of stock through the date of the company's annual meeting in 2012.

The Cedar Tree Foundation specifically gives As You Sow full authority to deal on our behalf with any and all aspects of the aforementioned shareholder resolution. I understand that the Cedar Tree Foundation may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

[signature]

Debra Moniz
Cedar Tree Foundation

11-10-2011
Date

c/o As You Sow
311 California St., Suite 650, San Francisco CA 94104
Fax: 415-391-3245
Email: michael@asyousow.org

The Coca-Cola Company
COCA-COLA PLAZA
ATLANTA, GEORGIA

LEGAL DIVISION

ADDRESS REPLY TO
P.O. BOX 1734
ATLANTA, GA 30301
404-676-2121
OUR REFERENCE NO.

November 17, 2011

By Certified Mail, Return Receipt Requested

Mr. Michael Passoff
As You Sow Foundation
311 California Street, Suite 510
San Francisco, CA 94104

Dear Mr. Passoff:

On November 10, 2011, we received your letter dated November 10, 2011 addressed to the Office of the Secretary of The Coca-Cola Company (the "Company") in which you submitted a shareholder proposal (the "Proposal") on behalf of Cedar Tree Foundation, which you identified as a shareholder of the Company. You also submitted a copy of a letter dated November 10, 2011 from Ms. Debra Moniz of Cedar Tree Foundation authorizing As You Sow to file a shareholder proposal with the Company on its behalf. A copy of each letter is attached.

Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended, requires us to notify you of the following eligibility deficiency in your letter:

> You did not include any information to prove that Cedar Tree Foundation has continuously held, for at least one year prior to the date you submitted the Proposal, shares of Company Common Stock having at least $2,000 in market value or 1% of the outstanding shares of Company Common Stock as required by Rule 14a-8(b). Our records do not list Cedar Tree Foundation as a registered holder of shares of Company Common Stock. Since Cedar Tree Foundation is not a registered holder of shares of Company Common Stock, Rule 14a-8(b)(2) [Question 2] tells you how to prove its eligibility (for example if Cedar Tree Foundation's shares are held indirectly through its broker or bank). *Staff Legal Bulletin No. 14F* (October 18, 2011) provides new guidance on submitting proof of ownership, including where the broker or bank is not on the Depository Trust Company participant list.

The requested information must be furnished to us electronically or be postmarked no later than 14 days from the date you receive this letter of notification. If not, we may exclude the Proposal from our proxy materials. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* (October 18, 2011). To transmit your reply electronically, please reply to my attention at the following fax number: 404-598-2187 or e-mail at jkamenz@coca-cola.com; to reply by courier, please reply to my attention at NAT 2136, One Coca-Cola Plaza, Atlanta, Georgia 30313, or by mail to NAT 2136, P.O. Box 1734, Atlanta, Georgia, 30301.

Please do not hesitate to call me at 404-676-2187 should you have any questions. We appreciate your interest in the Company.

Very truly yours,

Jane Kamenz

A. Jane Kamenz
Securities Counsel

c: Gloria Bowden
Mark Preisinger

Enclosures

RBC

RBC Wealth Management
A Division of RBC Capital Markets, LLC

SRI Wealth Management Group
345 California Street | Floor 29
San Francisco, CA 94104

November 10, 2011

To Whom It May Concern:

This is to confirm that the Cedar Tree Foundation is the beneficial owner of 7,600 shares of The Coca-Cola Corporation (KO) stock. We confirm that Cedar Tree Foundation has at least $2,000 in market value of the voting securities of The Coca-Cola Company and that these shares have been held continuously for at least one year, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

RBC Wealth Management is a division of RBC Capital Markets Corporation, LLC. We are the manager of Cedar Tree Foundation and other clients' shares held in the account of our parent corporation.

Sincerely,

Catherine Chen, CIMA, AWM
First Vice President – Financial Consultant
SRI Wealth Management Group
RBC Wealth Management
A Division of RBC Capital Markets, LLC

RBC Wealth Management
A Division of RBC Capital Markets, LLC

345 California Street | Floor 29
San Francisco, CA 94104

11/10/2011

To Whom It May Concern:

This letter is to confirm that RBC Wealth Management, a subsidiary of RBC Capital Markets LLC is the custodian for shares held at ***Coca-Cola Company.***, as specified in the attached letter.

These shares are held at Depository Trust Company under RBC Capital Markets LLC.

Sincerely,

Manny Calayag
Vice President – Assistant Complex Manager
RBC Wealth Management
A division of RBC Capital Markets, LLC

Exhibit C

Copy of the Company Website Information

The Coca-Cola Company

Bisphenol A (BPA) Assessment

Our Company occasionally receives inquiries about the use of Bisphenol A, or BPA, in the inside coatings of the aluminum cans we use to package Coca-Cola beverages. We have had many discussions with advocacy groups, consumers, shareowners, scientists, government regulators, elected officials, suppliers and others about aluminum can safety. We have been very transparent with these stakeholders, disclosing to them all non-proprietary information. Also, all of the information we can share at this time is available in this assessment and on the Company's website. We will update this information if and when there are any significant developments.

We take these inquiries and discussions seriously, and have developed the following assessment on the topic to assure any stakeholder focused on BPA that our products are safe and that our Company is being both proactive and ardently engaged with respect to packaging innovations.

The Coca-Cola Company's Commitment to Offering Safe, Quality Products

Ensuring the safety and quality of our products is an unending commitment for The Coca-Cola Company and our topmost duty to our consumers worldwide. This includes a commitment to using safe packaging materials for our products around the world.

The Coca-Cola Company takes our commitment to using safe packaging materials very seriously. We have rigorous standards and practices in place at each stage of our beverage manufacturing process to ensure consistent safety and quality for all our products and packaging.

All components of our containers that come into contact with our products undergo safety assessments and stringent testing and must be permitted for use by the U.S. Food and Drug Administration (U.S. FDA) or other relevant health authorities in all of the countries in which our products are sold.

Coca-Cola Packaging and BPA

All of our products, regardless of the type of packaging used, are safe.

Independent scientists have thoroughly reviewed the data and have assured us that our beverage cans pose no public health risk. Our own scientists also have reviewed the data and are confident about our packaging safety. In addition, the scientific body of evidence has been reviewed independently by several government regulatory agencies throughout the world. These regulatory bodies have repeatedly stated that current levels of exposure to BPA through beverage packaging pose no health risk to the general population, including children.

BPA is a chemical used worldwide in making thousands of materials, including some plastics, coatings, and adhesives. Virtually all metal cans used for food and beverage products are lined on the inside with a coating that uses BPA as a starting material. This coating guards against contamination and extends the shelf life of foods and beverages.

BPA is also used in the manufacture of shatter-resistant bottles, medical devices (including dental sealants), sports safety equipment and compact disc covers. It has been used for more than 50 years.

Aluminum can liners that use BPA are the industry standard and have been used safely for more than 50 years. In fact, they have improved food and beverage safety by providing protection against food-borne diseases.

Today, the only commercially viable lining systems for the mass production of aluminum beverage cans contain BPA. These can coatings have been approved by regulatory agencies worldwide and are the industry standard. They are safe, and we would not use them if we had any concerns about them.

It is important to note that our bottled water and plastic soft drink containers are made from polyethylene terephthalate (PET) plastic, which does not contain BPA.

Aluminum Can Safety

The Coca-Cola Company is very aware of the highly publicized concerns and viewpoints that have been expressed about BPA in recent years.

Our scientists, and the independent scientists with whom we have consulted, have thoroughly reviewed the data and have assured us that our beverage cans pose no public health risk. In addition, government regulators around the world have reviewed the science independently and have repeatedly stated that current levels of exposure to BPA through beverage packaging pose no health risk to the general population, including children.

Our top priority is to ensure the safety and quality of our products and packaging through rigorous standards that meet or exceed government requirements. If we had any concerns about the safety of our packaging, we would not use it.

The Coca-Cola Company

Bisphenol A (BPA) Assessment

A number of studies and reviews conducted in 2010 and 2011, including one study lauded by a leading endocrinologist as being "majestically scientific and cautious," support the prevailing evidence that BPA is safe for humans. **Click here** for information about these studies.

The clear scientific consensus is that there is no risk to the public from the miniscule amounts of BPA found in beverage cans.

That consensus is accurately reflected in the opinions expressed by those regulatory agencies whose missions and responsibilities are to protect the public's health.

Regulatory agencies in Australia, Canada, the European Union, Japan, New Zealand and the United States all have conducted extensive reviews and determined that current levels of exposure to BPA through food and beverage packaging do not pose a health risk to the general population. We believe it is reasonable and appropriate to take the lead from these agencies that regulate our business.

In 2010 and 2011, in response to the highly publicized controversy, some scientific and regulatory groups decided to undertake their own reviews of the existing literature.

- The German Society of Toxicology reviewed the complete body of research – some 5,000 studies – and concluded that BPA exposure represents no noteworthy risk to the health of the human population.
- The Japanese National Institute for Advanced Industrial Science and Technology; the World Health Organization/Food and Agriculture Organization (WHO/FAO); and the European Food Safety Authority (EFSA) also reviewed existing research in 2010 and came to the same conclusion. Learn more about the Japan, WHO/FAO and EFSA reviews.
- EFSA issued a statement in December 2011 reaffirming its position after reviewing a report by the French Agency for Food, Environmental and Occupational Health and Safety (ANSES) on BPA. EFSA noted that its risk assessment (which includes a hazard assessment) was based on the question at hand — the safety of BPA from foods – whereas ANSES conducted a hazard assessment only, which included non-dietary exposure to BPA. Read the full EFSA opinion.

In addition, three new studies (described further below), including one lauded by a leading endocrinologist as being "majestically scientific and cautious," support the prevailing evidence that BPA is safe for humans.

The Coca-Cola Company

Bisphenol A (BPA) Assessment

New Studies That Support The Consensus That BPA Is Safe For Humans

In 2011, the results of three newly published studies reinforced support for the consensus that current levels of exposure to BPA through food and beverage packaging do not pose a health risk to the general population.

- The U.S. Environmental Protection Agency funded one study that showed people intentionally fed diets with high BPA levels had lower levels of BPA in their blood serum than are associated with potentially adverse health effects. (S. Teeguarden, et.al. J.Tox Sci. June 2011)
- The U.S. FDA funded a study that showed animals receiving levels of BPA comparable to Europe's Total Daily Intake criteria had no adverse developmental effects. (S Ferguson et. al. Tox. & Appl. Pharm. 2011: Funded by the U.S. FDA)
- Research conducted at U.S. FDA's National Center for Toxicological Research provided additional evidence that when BPA is ingested, it is metabolized rapidly to compounds that are biologically inactive. (D. Doerge et. al. J. Tox. Sci. August 2011: Funded by the U.S. FDA).

We will continue to monitor and assess the research, regulatory environment, consumer and shareowner interest, and business impacts associated with BPA. In addition, we are closely monitoring public policy discussions and developments and are working with various stakeholders and industry organizations to communicate about the scientific consensus on the safety of BPA.

Alternatives To Can Liners Containing BPA

We continuously look for alternatives to improve our packaging, while maintaining its safety and quality. That's a good business practice that benefits our consumers, our shareowners and our Company. We are balancing the need to address some public perceptions of BPA with the need to be thoughtful, careful stewards of the safety, quality and performance of our products and packaging.

To that end, our chemists, toxicologists and packaging experts are working closely with a network of packaging suppliers – which includes companies that make aluminum beverage cans, companies that make liners for aluminum beverage cans and companies that adhere the linings to the cans – that are all seeking alternatives to can liners containing BPA. We also are working with leading-edge technology companies and research organizations to develop innovations in can linings.

All packaging components that come into contact with food or beverages must undergo safety assessments and stringent testing to be permitted for use by the U.S. FDA or other applicable regulatory authorities.

Bisphenol A (BPA) Assessment

Any new material, assuming it has all necessary regulatory approvals, also would have to meet our requirements for safety, quality, taste and performance. We would not replace a packaging material we are confident is safe with one that is not proven or effective.

We are aware that a limited number of metal can producers are using an older generation of can lining material as an alternative for some specialty products. Such alternatives do not work for the mass production of aluminum beverage cans, and they do not work for all types of food or beverages.

Efforts To Find A Replacement For Liners Containing BPA

We are confident that all of our packaging is safe. We also recognize that some of our consumers and shareowners have expressed concerns and initiated campaigns to legislate alternatives to can linings containing BPA. While we do not believe such action would be based on sound science, our continuous improvement efforts in this area will help ensure we are prepared for any eventuality so that we can protect our business and our shareowner's interests.

The Coca-Cola Company does not make aluminum cans or epoxy liners – but we are working with a number of packaging suppliers, leading-edge technology companies and research organizations that are seeking possible alternatives. Any new packaging would have to meet both regulatory standards for safety and our stringent requirements for safety, quality, taste and performance, so it is important that we work closely with them.

We have been considering more than a dozen possible options as alternatives to liners containing BPA. Our Company chemists, toxicologists and packaging specialists are working closely with their counterparts at suppliers' companies and research organizations to evaluate and test the safety and functionality of all options.

While we have been asked numerous times to share more information about these efforts, information about status, timelines and materials and processes being evaluated is proprietary to our suppliers' businesses and to their suppliers, and we are not in a position to divulge it.

While we believe our role in this process is important, the metal packaging industry is highly standardized and we are just one company involved in this process.

The Coca-Cola Company

Bisphenol A (BPA) Assessment

Where can I get more information?

More information on BPA can be found on the following organizations' websites.

American Beverage Association
American Chemistry Council
American Council on Science and Health
European Food Safety Authority
Grocery Manufacturers Association
North American Metal Packaging Alliance
U.S. Food and Drug Administration

Excerpt from Company website:
www.thecoca-colacompany.com/contactus/faq/packaging.html

FAQs - Products & Packaging

8. Are your products safe to consume if they are in aluminum cans with liners containing BPA?

All of our products, regardless of the type of packaging used, are safe.

Independent scientists have thoroughly reviewed the data and have assured us that our beverage cans pose no public health risk. Our own scientists also have reviewed the data and are confident about our packaging safety. In addition, the scientific body of evidence has been reviewed independently by several government regulators throughout the world. These regulators have repeatedly stated that current levels of exposure to Bisphenol A (BPA) through beverage packaging pose no health risk to the general population, including children.

Aluminum can liners that use BPA are the industry standard and have been used safely for more than 50 years. In fact, they have improved food and beverage safety by providing protection against food-borne diseases.

A number of studies and reviews conducted in 2010 and 2011, including one study lauded by a leading endocrinologist as being "majestically scientific and cautious," support the prevailing evidence that BPA is safe for humans. Learn more about these studies.

Our top priority is to ensure the safety and quality of our products and packaging through rigorous standards that meet or exceed government requirements. If we had any concerns about the safety of our packaging, we would not use it.

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The Coca-Cola Company

Aluminum Can Safety


Coca-Cola

The Coca-Cola Company is very aware of the highly publicized concerns and viewpoints that have been expressed about Bisphenol A (BPA) in recent years. In fact, we have had many discussions with advocacy groups, consumers, scientists, government regulators, elected officials, suppliers and others about Coca-Cola and other aluminum cans lined with BPA.

Our scientists, and the independent scientists with whom we have consulted, have thoroughly reviewed the data and have assured us that our beverage cans pose no public health risk. In addition, government regulators around the world have reviewed the science independently and have repeatedly stated that current levels of exposure to BPA through beverage packaging pose no health risk to the general population, including children.

Our top priority is to ensure the safety and quality of our products and packaging through rigorous standards that meet or exceed government requirements. If we had any concerns about the safety of our packaging, we would not use it.

In all of our discussions with stakeholders we have been very transparent and fully disclosed non-proprietary information to assure them that our products are safe. At the same time, we also are prepared to protect our business in any eventuality. All of the information we can share at this time is available here as well as through our assessment document. We encourage our consumers, shareowners, and other stakeholders to review this information as we want them to be as confident in the safety of our products as we are. We will update this information if and when there are any significant developments.

Why do you maintain that the levels of BPA found in aluminum Coke cans are safe?

The clear scientific consensus is that there is no risk to the public from the miniscule amounts of BPA found in Coca-Cola or other beverage cans.

That consensus is accurately reflected in the opinions expressed by those regulatory agencies whose missions and responsibilities are to protect the public's health.

Regulatory agencies in Australia, Canada, the European Union, Japan, New Zealand and the United States all have conducted extensive reviews and determined that current levels of exposure to BPA through food and beverage packaging do not pose a health risk to the general population. We believe it is reasonable and appropriate to take the lead from these agencies that regulate our business.

In 2010 and 2011, in response to the highly publicized controversy, some scientific and regulatory groups decided to undertake their own reviews of the existing literature.

- The German Society of Toxicology reviewed the complete body of research – some 5,000 studies – and concluded that BPA exposure represents no noteworthy risk to the health of the human population.
- The Japanese National Institute for Advanced Industrial Science and Technology; the World Health Organization/Food and Agriculture Organization (WHO/FAO); and the European Food Safety Authority (EFSA) also reviewed existing research in 2010 and came to the same conclusion. Learn more about the Japan, WHO/FAO and EFSA reviews.
- EFSA issued a statement in December 2011 reaffirming its position after reviewing a report by the French Agency for Food, Environmental and Occupational Health and Safety (ANSES) on BPA. EFSA noted that its risk assessment (which includes a hazard assessment) was based on the question at hand — the safety of BPA from foods – whereas ANSES conducted a hazard assessment only, which included non-dietary exposure to BPA . Read the full EFSA opinion.

In addition, three new studies (described below), including one lauded by a leading endocrinologist as being "majestically scientific and cautious," support the prevailing evidence that BPA is safe for humans.

Can you share details of the new studies that support the consensus that BPA is safe for humans?

Yes. In 2011, the results of three newly published studies reinforced support for the consensus that current levels of exposure to BPA through food and beverage packaging do not pose a health risk to the general population.

- The U.S. Environmental Protection Agency funded one study that showed people intentionally fed diets with high BPA levels had lower levels of BPA in their blood serum than are associated with potentially adverse health effects. (S. Teeguarden, et.al. J.Tox Sci. June 2011)
- The U.S. Food and Drug Administration (U.S. FDA) funded a study that showed animals receiving levels of BPA comparable to Europe's Total Daily Intake criteria had no adverse developmental effects. (S Ferguson et. al. Tox. & Appl. Pharm. 2011; Funded by the U.S. FDA)
- Research conducted at FDA's National Center for Toxicological Research provided additional evidence that when BPA is ingested, it is metabolized rapidly to compounds that are biologically inactive. (D. Doerge et. al. J. Tox. Sci. August 2011; Funded by the U.S. FDA).

We will continue to monitor and assess the research, regulatory environment, consumer and shareowner interest, and business impacts associated with BPA. In addition, we are closely monitoring public policy discussions and developments and are working with various stakeholders and industry organizations to communicate about the scientific consensus on the safety of BPA.

Why is BPA in Coke can liners?

BPA is a chemical used worldwide in making thousands of materials, including some plastics, coatings, and adhesives. Virtually all metal cans used for food and beverage products are lined on the inside with a coating that uses BPA as a starting material. This coating guards against contamination and extends the shelf life of foods and beverages.

BPA is also used in the manufacture of shatter-resistant bottles, medical devices (including dental sealants), sports safety equipment and compact disc covers. It has been used for more than 50 years.

We are aware that a limited number of metal can producers are using an older generation of can lining material as an alternative for some specialty products. Such alternatives do not work for the mass production of aluminum beverage cans, and they do not work for all types of food or beverages.

Is BPA found in your PET plastic bottles?

No. Our bottled water and plastic soft drink containers are made from polyethylene terephthalate (PET) plastic, which does not contain BPA.

Are you looking for alternatives to can liners with BPA for Coca-Cola or other beverage cans?

We continuously look for alternatives to improve our packaging, while maintaining its safety and quality. That's a good business practice that benefits our consumers, our shareowners and our Company. We are balancing the need to address some public perceptions of BPA with the need to be thoughtful, careful stewards of the safety, quality and performance of our products and packaging.

To that end, our chemists, toxicologists and packaging experts are working closely with a network of packaging suppliers – which includes companies that make aluminum beverage cans, companies that make liners for aluminum beverage cans and companies that adhere the linings to the cans – that are all seeking alternatives to can liners containing BPA. We also are working with leading-edge technology companies and research organizations to develop innovations in can linings.

All packaging components that come into contact with food or beverages must undergo safety assessments and stringent testing to be permitted for use by the U.S. FDA or other applicable regulatory authorities.

Any new material, assuming it has all necessary regulatory approvals, also would have to meet our requirements for safety, quality, taste and performance. We would not replace a packaging material we are confident is safe with one that is not proven or effective.

Why hasn't Coca-Cola shared more details about your efforts to find a replacement for liners containing BPA?

The Coca-Cola Company does not make aluminum cans or epoxy liners – but we are working with a number of packaging suppliers, leading-edge technology companies and research organizations that are developing possible alternatives. Any new packaging would have to meet both regulatory standards for safety and our requirements for safety, quality, taste and performance, so it is important that our chemists, toxicologists and packaging experts work closely with these parties.

While we have been asked numerous times to share more information about these efforts, information about status, timelines, materials and processes being evaluated is proprietary to our suppliers' businesses and to their suppliers, and we are not in a position to divulge it.

While we believe our role in this process is important, the metal packaging industry is highly standardized and we are just one company involved in this process.

If you are convinced liners containing BPA are safe for Coke and other beverage cans, why are you working with your suppliers to look for alternatives?

We are confident that all of our packaging is safe. We also recognize that some of our consumers and shareowners have expressed concerns and initiated campaigns to legislate alternatives to can linings containing BPA. While we do not believe such action would be based on sound science, our continuous improvement efforts in this area will help ensure we are prepared for any eventuality so that we can protect our business and our consumers' and shareowners' interests.

I've read reports that your shareowners have submitted proposals asking you to eliminate BPA from your cans and you have refused to do so. Is that true?

No. The requests from a few of our shareowners, submitted as Shareowner Proposals at our 2010 and 2011 Annual Meetings, were to create a report on our efforts at Coca-Cola to find an alternative to can liners with BPA. Our position relative to the production of such a report has been publicly available in our Proxy Statements, which can be accessed on our website.

It is also important to note that about 75 percent of the votes cast by our shareowners for the 2011 Annual Meeting were against the proposal for a report.

Why don't you do the report that certain shareowners requested?

All non-proprietary information that could be included is already available here on the Company's website. Information on the materials, status, testing, and timelines would be proprietary to our suppliers' businesses and to their suppliers.

We therefore believe we have substantially implemented the proposal that these shareowners submitted.

Click to see the full comments on these shareowner proposals in our 2010 and 2011 Proxy statements.

What will you do if regulators decide to ban BPA in aluminum cans?

We respect the regulators and will abide by any decisions that they make. We trust that any actions will be based on sound science.

Where can I get more information?

More information on BPA can be found on the following organizations' websites.

American Beverage Association

American Chemistry Council

American Council on Science and Health

European Food Safety Authority

Grocery Manufacturers Association

North American Metal Packaging Alliance

U.S. Food and Drug Administration

Excerpt from Risk Factor Section of
Company's Annual Report on Form 10-K
For the Year Ended December 31, 2010

Changes in, or failure to comply with, the laws and regulations applicable to our products or our business operations could increase our costs or reduce our net operating revenues.

Our Company's business is subject to various laws and regulations in the numerous countries throughout the world in which we do business, including laws and regulations relating to competition, product safety, advertising and labeling, container deposits, recycling or stewardship, the protection of the environment, and employment and labor practices. In the United States, the production, distribution and sale of many of our products are subject to, among others, the Federal Food, Drug, and Cosmetic Act, the Federal Trade Commission Act, the Lanham Act, state consumer protection laws, the Occupational Safety and Health Act, various environmental statutes, as well as various state and local statutes and regulations. Outside the United States, the production, distribution, sale, advertising and labeling of many of our products are also subject to various laws and regulations. Changes in applicable laws or regulations or evolving interpretations thereof, including increased government regulations to limit carbon dioxide and other greenhouse gas emissions as a result of concern over climate change or to limit or eliminate the use of bisphenol-A, or BPA (an odorless, tasteless food-grade chemical commonly used in the food and beverage industries as a component in the coating of the interior of cans), may result in increased compliance costs, capital expenditures and other financial obligations for us and our bottling partners, which could affect our profitability or impede the production or distribution of our products, which could affect our net operating revenues. In addition, failure to comply with environmental, health or safety requirements and other applicable laws or regulations could result in the assessment of damages, the imposition of penalties, suspension of production, changes to equipment or processes or a cessation of operations at our or our bottling partners' facilities, as well as damage to our and the Coca-Cola system's image and reputation, all of which could harm our and the Coca-Cola system's profitability.